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As filed with the Securities and Exchange Commission on May 22, 2001

Registration No. 333-60868

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

DUANE READE INC.

(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	5912 (Primary Standard Industrial Classification Code Number)	04-3164702 (I.R.S. Employer Identification No.)

440 Ninth Avenue
New York, New York 10001
Telephone: (212) 273-5700

(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Mr. Anthony J. Cuti
Duane Reade Inc.
440 Ninth Avenue
New York, New York 10001
(212) 273-5700

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Steven Della Rocca, Esq. Latham & Watkins 885 Third Avenue New York, New York 10022 Telephone: (212) 906-1200 Fax: (212) 751-4864	Rohan Weerasinghe, Esq. Shearman & Sterling 599 Lexington Avenue New York, New York 10022 Telephone: (212) 848-4000 Fax: (212) 848-7179

    Approximate date of commencement of the proposed sale to the public: From time to time after this Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED MAY 22, 2001

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

7,000,000 Shares

Common Stock

    We are selling 4,000,000 shares of common stock and the selling stockholders are selling 3,000,000 shares of common stock. We will not receive any of the proceeds from the sale of the shares by the selling stockholders, except to the extent that the selling stockholders participate in this offering by exercising employee stock options, in which case we will receive the aggregate exercise price of the exercised options.

    Our common stock is listed on The New York Stock Exchange under the symbol "DRD". The last reported sale price on May 18, 2001 was $33.45 per share.

    The underwriters have an option to purchase a maximum of 1,050,000 additional shares from the selling stockholders to cover over-allotments of shares.

    Investing in our common stock involves risks. See "Risk Factors" on page 7.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Duane Reade	Proceeds to Selling Stockholders

Per Share	$	$	$	$
Total	$	$	$	$

    Delivery of the shares of common stock will be made on or about          , 2001.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston	Goldman, Sachs & Co.
JPMorgan	Robinson-Humphrey

The date of this prospectus is       , 2001.

[a photo of a Duane Reade store]

[Text: "(Above) One of Duane Reade's newest stores in Times Square in Manhattan, opposite the Port Authority Bus Terminal."]

[a photo of the inside of the central fill facility for Duane Reade]

[Text: "(Right) One of the industry's first "central fill" facilities, where prescriptions are filled for a group of pharmacies and then sent to the store for customer pickup."]

    You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

i

FORWARD-LOOKING STATEMENTS

    This prospectus contains forward-looking statements that involve a number of risks and uncertainties. A number of factors could cause our actual results, performance, achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. These factors include, but are not limited to:

    •
    the competitive environment in the drugstore industry in general and in the metropolitan New York area;

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    inflation;

    •
    changes in costs of goods and services;

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    economic conditions in general and in the metropolitan New York area;

    •
    demographic changes;

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    changes in prevailing interest rates and the availability of and terms of financing to fund the anticipated growth of our business;

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    liability and other claims asserted against us;

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    changes in our operating strategy or development plans;

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    the ability to attract and retain qualified personnel, including our ability to attract qualified pharmacists;

    •
    our significant indebtedness;

    •
    labor disturbances, including any resulting from the termination of our collective bargaining agreements;

    •
    changes in our acquisition and capital expenditure plans; and

    •
    other factors referenced in this prospectus, including those set forth under the caption "Risk Factors".

    In addition, these forward-looking statements necessarily depend upon assumptions, estimates and dates that may be incorrect or imprecise and involve known and unknown risks, uncertainties and other factors. Accordingly, any forward-looking statements included in this prospectus do not purport to be predictions of future events or circumstances and may not be realized. Forward-looking statements can be identified by, among other things, the use of forward-looking terms such as "believes," "expects," "may," "will," "should," "seeks," "pro forma," "anticipates," "intends" or the negative of any of these terms, or comparable terminology, or by discussions of strategy or intentions. Given these uncertainties, we caution investors not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any of these factors or to publicly announce the results of any revisions to any of the forward-looking statements contained in this prospectus to reflect future events or developments.

INDUSTRY AND MARKET DATA

    In this prospectus, we rely on and refer to information and statistics regarding the drugstore industry. We obtained this information and these statistics from various third party sources and from our own internal estimates. We believe that these sources and estimates are reliable, but we have not independently verified them.

ii

PROSPECTUS SUMMARY

    You should read the following summary, together with the more detailed information regarding our company and our common stock being sold in this offering and our financial statements and the notes to those statements included elsewhere in this prospectus. Unless otherwise specifically stated, information in this prospectus assumes the underwriters do not exercise their over-allotment option to purchase additional shares in this offering.

Duane Reade Inc.

    We are the largest drugstore chain in New York City, which is the largest drugstore market in the United States in terms of sales volume. As of April 30, 2001, we operated 108 of our 184 stores in Manhattan's high-traffic business and residential districts. Since opening our first store in 1960, we have successfully executed a marketing and operating strategy tailored to the unique characteristics of New York City, the most densely populated major market in the United States. According to data published in Drug Store News, we believe we were the leading U.S. drugstore chain in 2000 in terms of sales per square foot, at over $800. Since 1997, we have more than doubled our store base through a combination of new store openings and opportunistic acquisitions of smaller drugstore chains and independent pharmacies. This growth, combined with strong comparable store sales increases, produced sales of $1.0 billion and EBITDA of $101.4 million in fiscal 2000, representing compound annual growth rates in both sales and EBITDA of over 30% since fiscal 1997. We believe that our fiscal 2000 EBITDA margin of 10.1% was the highest of any major conventional drugstore chain. Our fiscal 2000 net income of $22.7 million represented an increase of 41.0% over fiscal 1999's pro forma fully taxed net income of $16.1 million.

    We enjoy strong brand name recognition in metropolitan New York, which we believe results from our many locations in high-traffic areas of New York City and the over 77 million shopping bags with the distinctive Duane Reade logo that we distributed in 2000. According to surveys conducted in 2000, approximately 95% of the people who live in Manhattan have shopped at a Duane Reade store. We were named the "Regional Drug Retailer of the Year" for 2000 by Drug Store News.

    We have established a reputation as the drugstore chain to shop in New York City for various convenience, health and beauty care items. Sales of these higher-margin non-pharmacy products represented 64.6% of our total sales in fiscal 2000. The proportion of sales of these non-pharmacy products to our total sales is the highest of any major conventional drugstore chain in the United States.

Operating Strategy

    We have developed an operating strategy designed to capitalize on metropolitan New York's unique characteristics, including high-traffic volume, complex distribution logistics and high costs of occupancy, advertising and personnel. The key elements of our operating strategy include:

    Convenient and Value-Oriented Shopping Experience.  We seek to build customer loyalty by providing shoppers with convenient locations, everyday low prices, broad product offerings and an efficient shopping experience. We believe our prices, on average, are lower than the prices offered by our competitors. We believe we carry substantially more non-pharmacy inventory per store than our competitors, which we believe results in a higher in-stock inventory to meet our customers' needs. Finally, we have established convenient hours of operation tailored to the needs of the individual neighborhoods where our stores are located. These include early morning openings and late evening closings, as well as operating selected stores 24 hours a day, 365 days a year.

    Low Cost Operating Structure.  Despite the high costs of operating in metropolitan New York, we have successfully achieved low operating cost margins due, in part, to high per store sales volume and relatively low warehouse, distribution and advertising costs. Our high volume stores allow us to effectively leverage occupancy costs, payroll and other store expenses. Our 475,000 square foot distribution facility is centrally located in Queens, New York, within five miles of approximately 85% of our stores. We believe that this centrally efficient location, combined with the rapid turnover of inventory in our stores, results in lower warehouse and distribution costs as a percentage of sales. Given our strong brand name recognition and high-traffic locations, our advertising strategy minimizes the use of costly media and distributed print advertising and relies to a greater degree on in-window displays, in-store circulars and other less expensive promotional activities.

    Differentiated Real Estate Strategy Using Flexible Store Formats.  Rather than confine our stores to a single, standardized format, we successfully adapt our store design to a variety of sizes and configurations. We believe this strategy provides us with a competitive advantage, as many of our competitors target more standardized spaces, which are difficult to find in metropolitan New York. For example, our store sizes range from 1,600 to 14,700 square feet, and we operate 38 bi-level stores. Our guiding principle in store selection is not the shape of the space, but rather its strategic location in high-traffic areas in order to provide greater convenience to our customers. In addition, our management team has extensive experience with, and unique knowledge of, the New York real estate market.

Growth Strategy

    We focus on a number of initiatives to achieve profitable growth and enhance shareholder value. These initiatives are directed towards driving revenue growth and improving operating efficiencies, and include:

    Store Base Expansion.  Despite the increased presence of chain drugstores in New York City over the past several years, we believe the metropolitan New York market, including the outer boroughs, remains under-penetrated by drugstore chains. This provides significant opportunity for us to continue to open stores in the metropolitan New York region. We opened 24 new stores in fiscal 2000 and expect to open approximately 25 to 30 stores in fiscal 2001 and 30 to 35 stores in fiscal 2002 from a combination of new store openings and acquisitions of independent pharmacies and small regional chains. Based on our successful track record of opening new stores and an infrastructure capable of supporting meaningful growth, we believe that we are well positioned to continue to grow our store base over the next several years. While a majority of the new store openings have been in Manhattan in the past, our strategy going forward includes greater emphasis on openings in the outer boroughs and densely populated nearby suburbs.

    In addition, our real estate strategy includes an ongoing effort to improve our existing store locations to provide the greatest level of customer shopping convenience. This has resulted, and is expected to continue to result, in the relocation of five to ten stores per year to more desirable locations. Generally, these relocated stores have generated substantially increased sales and profitability as a result of being moved to higher-traffic areas or larger more suitable locations.

    Capitalizing on Favorable Pharmacy Trends.  The prescription drug segment is the fastest growing segment of our business. According to IMS Health Incorporated, a widely recognized authority on the pharmacy industry, the retail prescription drug industry is expected to be one of the fastest growing retail segments in the United States over the next 10 years. We expect the aging of the U.S. population, the continued expansion of insurance coverage and the increase in the pipeline of innovative medicines to continue to drive prescription and the over-the-counter drug sales. These market forces, combined with our strong market position, pricing policies and the opportunistic acquisitions of independent drugstore pharmacy customer files, have attracted an increasing number of pharmacy customers and helped increase our same store pharmacy sales by an average of 20.4% over the past three fiscal years, including an 18.8% increase in fiscal 2000. We have pursued, and will continue to pursue, pharmacy customer file purchases from independent drugstores. Finally, we have implemented our central fill program, a program that centralizes a portion of the prescription ordering, filling and delivery processes for selected stores in one facility. Our central fill program cost-effectively improves the customer service aspect of our pharmacy business by allowing pharmacists to spend more time with customers and physicians.

    Enhancing Non-Pharmacy Product and Service Offerings.  We have implemented and continue to undertake a number of merchandising initiatives to drive non-pharmacy sales and improve gross margins. As a result, we have produced same store non-pharmacy sales increases averaging 2.4% over the past three fiscal years, among the highest in the industry. We have expanded a number of high margin product categories such as greeting cards, photo and seasonal items and in 2000 added alcoholic beverages in selected stores. In addition, we have introduced new customer service offerings such as in-store automatic teller machines, or ATMs, lottery machines, expanded photofinishing services and money grams. In 1999, we introduced our customer loyalty program, the Dollar Rewards Club, enabling us to continue to build customer loyalty and to collect data on shoppers' preferences and then tailor promotions based on this information. In fiscal 2000, membership in the Dollar Rewards Club increased by approximately 113% to over 1.5 million members and currently has almost 1.7 million members. The average purchase size of a Dollar Rewards member is approximately 40% higher than a non-loyalty club member.

    Improving Margins and Operating Efficiencies.  In addition to our various efforts to increase sales, we are undertaking a number of initiatives to improve gross margins, lower operating costs and improve operating efficiencies.

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  Pharmacy Business. We believe our central fill program has decreased the average cost to fill a prescription in stores serviced by the program, increased the efficiency and accuracy of filling prescriptions and improved inventory management. The central fill program now serves 32 stores and is expected to serve approximately 80 stores by the end of fiscal 2001. In addition, we have continued to increase the percentage of generic prescriptions filled from 31.5% in fiscal 1999 to 34.4% in fiscal 2000. Each 1% increase in generic drug substitution generates an approximate 0.25% increase in pharmacy gross profit.
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  Non-Pharmacy Business. We continue to place greater emphasis on the promotion of our non-pharmacy higher-margin private label products. These products are comprised of over 600 value-priced and quality items and accounted for 6.1% of our non-pharmacy sales in fiscal 2000. Furthermore, our investments in technology, such as the introduction of computer assisted non-pharmacy product ordering and hand held scanning radio frequency devices, have improved the overall store merchandise re-ordering process.

Our Principal Executive Offices

    We were incorporated in Delaware in 1992, and our principal executive offices are located at 440 Ninth Avenue, New York, New York 10001. Our telephone number is (212) 273-5700. Our website address is www.duanereade.com. Information on our website does not constitute part of this prospectus.

The Offering

Common stock offered by us	4,000,000 shares
Common stock offered by the selling stockholders	3,000,000 shares
Over-allotment option granted by the selling stockholders	1,050,000 shares
Common stock outstanding after this offering, not including the over-allotment option	22,708,280 shares
Use of proceeds	We plan to use the net proceeds we receive from the common stock offered by us to repay a portion of our indebtedness.

We will not receive any proceeds from the sale of shares by the selling stockholders in this offering, except to the extent that a number of selling stockholders participate in this offering by exercising employee stock options, in which case we will receive the aggregate exercise price of these options.
NYSE symbol	"DRD"

    The total number of shares of common stock to be outstanding after this offering includes 164,310 shares that are expected to be issued to a number of selling stockholders upon the exercise of stock options in connection with their participation in this offering. We expect to receive aggregate proceeds of approximately $0.5 million from the exercise of these options. If the underwriters exercise their over-allotment option in full, an additional 55,000 shares underlying these stock options are expected to be sold in this offering, and we will receive additional aggregate proceeds of approximately $0.1 million.

    The total number of shares of common stock to be outstanding after this offering does not reflect:

  •
  2,072,328 shares that may be issued upon the exercise of additional outstanding stock options; or

  •
  1,016,194 shares that we have reserved for future issuance pursuant to our 1997 equity participation plan.

Summary Consolidated Financial and Other Data

    The following table sets forth summary consolidated historical financial data for the fiscal years ended December 26, 1998, December 25, 1999 and December 30, 2000 and for the 13-week periods ended March 25, 2000 and March 31, 2001. You should read this information in conjunction with "Selected Consolidated Financial and Other Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" as well as the consolidated financial statements and their related notes included elsewhere in this prospectus.

	13 Weeks Ended
			Fiscal Year(1)
	March 31, 2001	March 25, 2000
			2000	1999	1998
	(unaudited)
	(dollars in thousands, except for per share amounts and store data)
Statement of Operations Data:
Net sales	$271,738	$226,275	$1,000,068	$839,771	$587,432
Gross profit	64,769	54,646	254,351	218,261	156,407
Operating income	13,254	11,679	74,221	59,568	44,399
Income before income tax	4,590	3,441	38,286	30,220	18,787
Extraordinary charge(2)	—	—	—	—	(23,600)
Net income (loss)(3)	2,621	1,926	22,676	40,691	(4,813)
Net income per share before extraordinary charges—diluted	$0.14	$0.11	$1.23	$2.26	$1.07
Pro forma fully taxed net income per share before extraordinary charges — diluted(4)	$0.14	$0.11	$1.23	$0.89	$0.54
Operating and Other Data:
EBITDA(5)	$21,119	$18,843	$101,357	$85,762	$62,016
EBITDA as a percentage of net sales	7.8%	8.3%	10.1%	10.2%	10.6%
Number of stores at period end	180	153	172	149	128
Same store sales growth(6)	8.5%	8.1%	7.3%	8.9%	6.5%
Pharmacy same store sales growth(6)	16.9%	20.3%	18.8%	21.0%	21.5%
Sales per square foot(7)	N/A	N/A	$847	$813	$1,040
Pharmacy sales as a percentage of net sales	37.5%	34.7%	35.4%	31.9%	28.3%
Third party plan sales as a percentage of pharmacy sales	85.9%	83.7%	84.0%	81.2%	77.9%
Capital expenditures	$9,063	$5,788	$29,750	$37,181	$33,266
	As of March 31, 2001
	Actual	As Adjusted for the Offering
	(unaudited)
Balance Sheet Data:
Working capital	$164,480	$174,480
Total assets	590,655	590,015
Total debt and capital lease obligations	357,868	230,668
Stockholders' equity	122,113	248,673

(1)
Our fiscal year is the 52 or 53 week reporting period ending on the last Saturday on or prior to December 31. Fiscal year 2000 includes 53 weeks. All other fiscal years presented include 52 weeks.

(footnotes continued on following page)

(2)
During 1998, as a result of completing a refinancing plan, we incurred a $23.6 million extraordinary charge due to the early extinguishment of debt. The extraordinary charge included redemption premiums of $11.5 million on our then outstanding 15% Zero Coupon Senior Subordinated Notes due 2004 and 12% Senior Notes due 2002, accelerated amortization of deferred financing costs and other transaction expenses of $8.1 million, and accelerated accretion of the zero coupon notes to the indenture-stated value of $4.0 million.

(3)
The decrease of $18.0 million in net income from 1999 to 2000 is a result of the income tax benefit of $10.5 million recorded in 1999 due to the reversal of deferred tax asset valuation reserves of $30.8 million, compared to an income tax provision of $15.6 million recorded in 2000, partially offset by the increase in pre-tax income of $8.1 million in 2000 versus 1999. We were not required to record an income tax provision in 1998, as there was no taxable income and our net operating loss carryforwards and related deferred tax asset had a valuation reserve of 100%.

(4)
Presents our fully diluted earnings per share on a pro forma basis as if we had paid full income taxes at a statutory tax rate of 42.0% for 1998 and 1999. All other periods reflect diluted earnings per share on a fully taxed basis using actual taxes as reported.

(5)
As used in this prospectus, EBITDA means earnings before interest, income taxes, depreciation, amortization, extraordinary charges, nonrecurring charges and other non-cash items, primarily deferred rents. We believe that EBITDA, as presented, represents a useful measure of assessing the performance of our ongoing operating activities, as it reflects our earnings trends without the impact of a number of non-cash charges. We use targets and positive trends in EBITDA to measure performance when determining management's bonus compensation, and some of our creditors use EBITDA to assess our debt covenant compliance. We understand that, although security analysts frequently use EBITDA when evaluating companies, it is not necessarily comparable to other similarly titled captions of other companies, as we may calculate EBITDA differently from those companies. You should not construe it as an alternative to cash flow from operating activities as a measure of liquidity, as an alternative to net income as an indicator of our operating performance nor as an alternative to any other measure of performance determined in accordance with generally accepted accounting principles, or GAAP.

(6)
Same store sales figures include stores that have been in operation for at least 13 months.

(7)
Sales per square foot prior to fiscal 1999 exclude 29 Rock Bottom stores that we acquired in September 1998, which we converted to the Duane Reade format in 1999.

RISK FACTORS

    You should carefully consider the following risks, as well as the other information contained in this prospectus, before investing in shares of our common stock. If any of the following risks actually occur, our business could be harmed. In that case, the trading price of the common stock could decline, and you might lose all or part of your investment. You should refer to the other information set forth in this prospectus and our consolidated financial statements and the related notes included elsewhere in this prospectus.

We may be unable to realize our plans for future growth.

    We have grown rapidly primarily through opening new stores and store acquisitions, growing from 67 stores at the end of fiscal year 1997 to 184 stores at April 30, 2001. We plan to continue to rapidly grow through these methods. Through fiscal year-end 2002, we plan to open 55 to 65 new stores, including 12 stores opened since the beginning of fiscal 2001, and we may also acquire additional stores through acquisitions. Our operating complexity and management responsibilities have increased, and will continue to increase, as we grow. Our growth also requires that we continue to expand and improve our operating and financial systems and to expand, train and manage our employee base. In addition, as we continue to open or acquire new stores, we may be unable to hire a sufficient number of qualified store personnel or successfully integrate the stores into our business.

    Our expansion prospects also depend on a number of other factors, including, among other things:

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    economic conditions;

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    competition;

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    consumer preferences;

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    financing and working capital requirements;

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    our ability to negotiate store leases on favorable terms; and

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    the availability of additional warehouse space and new store locations.

    Failure to realize these growth plans could be detrimental to our goals of increasing market share, increasing same store revenues and applying the benefits of our size in the New York metropolitan market. Even if we succeed in opening new stores as planned, we cannot assure you that our newly opened stores outside of Manhattan will achieve revenue or profitability levels comparable to those of our existing stores in time periods estimated by us or at all. Moreover, we cannot assure you that our newly opened stores will not adversely affect the revenues and profitability of our existing stores.

We require a significant amount of cash flow from operations and third party financing to expand our business in accordance with our growth strategy, to pay our indebtedness and to fund our other liquidity needs.

    We cannot assure you that we will be able to generate sufficient cash flow from operations or that future borrowings will be available to us under our senior credit agreement or otherwise in an amount we will need to grow our business as currently planned, to pay our indebtedness or to fund our other liquidity needs. We currently expect to spend approximately $30 million in fiscal 2001 on capital expenditures, primarily for new and replacement stores, and, in addition, approximately $7 million for lease and pharmacy file acquisition costs. We also require working capital to support inventory for our existing stores. In addition, we may need to refinance some or all of our indebtedness at or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness, including our senior credit agreement and our senior subordinated notes, on commercially reasonable terms or at all. Failure to generate or raise sufficient funds may require us to modify, delay or abandon some of our future growth or expenditure plans.

We face a high level of competition in our markets.

    We operate in highly competitive markets. In metropolitan New York, we compete against national, regional and local drugstore chains, discount drugstores, supermarkets, combination food and drugstores, discount general merchandise stores, mass merchandisers, independent drugstores and local merchants. Major chain competitors in the metropolitan New York market include CVS, Rite Aid, Eckerd and Walgreens. In addition, other chain stores may enter the New York metropolitan market and become significant competitors in the future. Many of our competitors have greater financial resources than we do. Currently, we have the largest market share in metropolitan New York compared to our competitors in the drugstore business. If any of our current competitors, or new competitors, were to devote significant resources to enhancing or establishing an increased presence in metropolitan New York, they could make it difficult for us to maintain or grow our market share and, as a result, our business and prospects could suffer. This competition could adversely affect our results of operations and financial condition in the future. In addition to competition from the drugstore chains named above, our pharmacy business also competes with hospitals, health maintenance organizations, mail order and internet-based prescription drug providers. Our stores compete, among other things, on the basis of convenience of location and store layout, product mix, selection, customer convenience and price.

We operate in a concentrated region and, as a result, are highly dependent on the economic conditions of the metropolitan New York area.

    Substantially all of our stores are located in the metropolitan New York area. As a result, we are sensitive to, and our success will be substantially affected by, economic conditions and other factors affecting this region, such as the regulatory environment, the cost of energy and the availability of labor. We can make no prediction as to economic conditions in this region. Over the past ten years, the New York economy has grown substantially, and our business has benefited from this high rate of economic growth. If there is a downturn in New York's economic conditions, which results in, among other things, a reduction in the size of the workforce in the New York metropolitan area, reduced income levels or a decline in population growth, our revenues and profitability could be adversely affected.

We would be materially and adversely affected if our distribution center is shut down.

    We operate a single centralized distribution center in Queens, New York. We ship nearly all of our non-pharmacy products to our stores through our distribution center. If our distribution center is shut down for any reason, we could incur significantly higher costs and longer lead times associated with distributing our products to our stores during the time it takes for us to reopen or replace the center. We maintain business interruption insurance to protect us from the costs relating to matters such as a shutdown, but we cannot assure you that our insurance will be sufficient, or that the insurance proceeds will be timely paid to us, in the event of a shutdown.

Our operations are subject to trends in the healthcare industry.

    Pharmacy sales represent a significant and growing percentage of our total sales. Pharmacy sales accounted for 35.4% of our net sales for fiscal 2000 and 37.5% of our total sales for the first quarter of fiscal 2001. Pharmacy sales not only have lower margins than non-pharmacy sales, but are also subject to increasing margin pressure, as managed care organizations, insurance companies, employers and other third party payors, which collectively we call third party plans, become more prevalent in the metropolitan New York area and as these plans continue to seek cost containment. Also, any substantial delays in reimbursement, significant reduction in coverage or payment rates from third party plans can have a material adverse effect on our business. Pharmacy sales to third party plans accounted for 84.0% of our total pharmacy sales for fiscal 2000 and 85.9% of our total pharmacy sales for the first quarter of fiscal 2001.

    Healthcare reform initiatives of federal and state governments may also affect our revenues from prescription drug sales. These initiatives include:

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    proposals designed to significantly reduce spending on Medicare, Medicaid and other government programs;

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    changes in programs providing for reimbursement for the cost of prescription drugs by third party plans; and

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    regulatory changes relating to the approval process for prescription drugs.

    These initiatives could lead to the enactment of federal regulations and state regulations in New York and New Jersey that could adversely impact our prescription drug sales and, accordingly, our results of operations.

Our operations are subject to federal and state laws and regulations, which could adversely impact our business if changed.

    Our business is subject to various federal and state regulations. For example, we are subject to federal, state and local licensing and registration regulations relating to, among other things, our pharmacy operations. Violations of any of these regulations could result in various penalties, including suspension or revocation of our licenses or registrations or monetary fines. We are also subject to federal and state laws that require our pharmacists to offer counseling, without additional charge, to their customers about medication, dosage, delivery systems, common side effects and other information the pharmacists deem significant. Our pharmacists also may have a duty to warn customers regarding any potential negative effects of a prescription drug if the warning could reduce or negate these effects. Additionally, we are subject to federal Drug Enforcement Agency and state regulations relating to our pharmacy operations, including purchasing, storing and dispensing of controlled substances. For additional information, please see "Business—Government Regulation." Laws governing our employee relations, including minimum wage requirements, overtime and working conditions also impact our business. Increases in the federal minimum wage rate, employee benefit costs or other costs associated with employees could significantly increase our cost of operations, which could adversely affect our level of profitability.

Our substantial indebtedness could limit our ability to obtain additional financing and could adversely affect our business in several other ways.

    Despite the fact that we intend to repay a portion of our indebtedness with the proceeds of this offering, we will continue to have a significant amount of indebtedness. As of March 31, 2001, giving pro forma effect to the offering and the application of our net proceeds from the offering, we would have had approximately $230.7 million of indebtedness outstanding, comprised of approximately $148.4 million outstanding under our senior credit agreement, $80.0 million of senior subordinated notes outstanding and approximately $2.3 million of capital lease obligations. Our total capitalization would be $479.3 million, and our debt to capitalization ratio would be 48.1%.

    Our outstanding indebtedness could significantly impact our business for the following reasons:

    •
    it could limit our ability to obtain additional financing for funding our growth strategy, capital expenditures, acquisitions, working capital or other purposes;

    •
    it requires us to dedicate a material portion of our operating cash flow to fund interest expense on our senior credit agreement and our senior subordinated notes, thereby reducing funds available for our growth strategy, capital expenditures, acquisitions, working capital and other purposes; and

    •
    it may limit our ability to withstand competitive pressures and reduces our flexibility in responding to changing business and economic conditions, including reacting to any economic slow down in the metropolitan New York area.

Our existing debt includes restrictive and financial covenants that limit our operating flexibility.

    Our senior credit agreement and the indenture relating to our senior subordinated notes contain covenants that, among other things, restrict our ability to take specific actions, even if we believe them to be in our best interest. These include restrictions on our ability to:

    •
    incur additional debt;

    •
    pay dividends or distributions on, or redeem or repurchase, our capital stock;

    •
    create liens or negative pledges with respect to our assets;

    •
    issue, sell or allow distributions on capital stock of our subsidiaries;

    •
    prepay or defease specified indebtedness;

    •
    enter into transactions with affiliates;

    •
    merge, consolidate or sell our assets; or

    •
    make capital expenditure investments.

    In addition, the senior credit agreement contains financial covenants that require us to comply with specified financial ratios and tests, including minimum net worth, maximum leverage ratios, minimum interest coverage ratios and minimum fixed charge coverage ratios.

Most of our employees are covered by collective bargaining agreements. A failure to negotiate new agreements when the existing agreements terminate could disrupt our business.

    As of March 31, 2001, approximately 3,900 of our approximately 5,700 employees were represented by labor unions and were covered by collective bargaining agreements. These labor unions are:

    •
    The Allied Trades Council, which represents most of our store employees. Our three-year contract with the Allied Trades Council expires on August 31, 2001.

    •
    The International Brotherhood of Teamsters, Chauffeurs and Warehousemen and Helpers of America, Local 815, which represents our distribution facility employees. Our three-year contract with this union expires on August 31, 2002.

    •
    Local 340A New York Joint Board, which represents employees in 41 stores. The contract with the Local 340A New York Joint Board expires March 31, 2004.

    We have not experienced any material business interruption as a result of labor disputes within the past 15 years, and we consider our employee relations to be good. Upon the expiration of any of our collective bargaining agreements, however, we may be unable to negotiate new collective bargaining agreements on terms favorable to us, and our business operations may be interrupted as a result of labor disputes or difficulties and delays in the process of renegotiating our collective bargaining agreements.

We depend on key personnel and may not be able to retain these employees or recruit additional qualified personnel, which would harm our business.

    Our success depends to a large extent on the continued service of our executive management team. We have employment agreements with each of our five executive officers, but it is possible that members of management may leave us. Departures by our executive officers could have a negative impact on our business, as we may not be able to find suitable management personnel to replace departing executives on a timely basis. We do not maintain key-man life insurance on any of our executive officers.

    In addition, as our business expands, we believe that our future success will depend greatly on our continued ability to attract and retain highly skilled and qualified personnel. Recently, competition for qualified pharmacists and other pharmacy professionals has been especially strong. Although we generally have been able to meet our staffing requirements in the past, our inability to do so in the future at costs that are favorable to us, or at all, could impair our ability to increase revenue, and our customers could experience lower levels of customer care.

Provisions in our charter documents might deter acquisition bids for us.

    Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that, among other things:

    •
    authorize our board of directors to issue preferred stock ranking senior to our common stock without any action on the part of the stockholders;

    •
    establish advance notice procedures for stockholder proposals, including nominations of directors, to be considered at shareholders' meetings;

    •
    authorize a majority of our board of directors, in certain circumstances, to fill vacancies on the board resulting from an increase in the authorized number of directors or from vacancies;

    •
    restrict the ability of stockholders to modify the number of authorized directors; and

    •
    restrict the ability of stockholders to call special meetings of stockholders.

    In addition, Section 203 of the Delaware general corporation law prohibits us from entering into some business combinations with interested stockholders without the approval of our board of directors. These provisions could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders.

DLJ Merchant Banking Partners II, L.P. and its affiliates influence our company and may have different interests than those of other holders of our common stock.

    In June 1997, we entered into a recapitalization agreement with our stockholders and a group of new investors led by DLJ Merchant Banking Partners II, L.P. and other funds affiliated with Donaldson, Lufkin & Jenrette Securities Corporation, which is now Credit Suisse First Boston Corporation, one of the managing underwriters for this offering. We refer to these stockholders as the DLJMB Entities. Pursuant to that recapitalization, the DLJMB Entities acquired approximately 92% of our outstanding common stock for $78.7 million. In February 1998, we completed an initial public offering of our common stock, in which we sold 6,700,000 shares, and the DLJMB Entities, as selling stockholders, sold 1,091,658 shares. The DLJMB Entities currently own approximately 45% of our common stock. These entities have the ability to influence our business, policies and affairs. Moreover, two of our directors are affiliated with the DLJMB Entities and have the ability to influence decisions affecting the business and management of our company. The DLJMB Entities and these affiliated directors may have different interests than those of other holders of our common stock.

    The DLJMB Entities are selling stockholders in connection with this offering and, upon its completion, will own approximately 24% of the outstanding shares of our common stock.

Shares eligible for public sale after this offering could adversely affect our stock price.

    As of May 18, 2001, we had 18,543,970 shares of common stock outstanding. All of the shares of common stock being sold in this offering by this prospectus will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended, unless held by one of our

"affiliates," as that term is defined under Rule 144 under the Securities Act, and those shares will be subject to the resale limitations of Rule 144 while those shares are held by one of our affiliates. In addition, the DLJMB Entities, who together will own 5,538,764 shares of common stock after the offering, have the right to require us to register the common stock held by them at any time pursuant to a stockholders' and registration rights agreement entered into in 1997. We refer you to "Certain Relationships and Related Party Transactions—Stockholders' and Registration Rights Agreement" for additional information. In connection with the offering, these DLJMB Entities have signed 90-day lock-up agreements with respect to these shares. In addition to these shares, immediately after this offering approximately 156,235 shares of common stock underlying vested stock options will be eligible for sale. We currently have on file a registration statement on Form S-8 under the Securities Act covering the shares underlying these options. After the lock-up agreements pertaining to the offering expire 90 days from the date of this prospectus, subject to some exceptions, an additional 1,519,511 shares underlying vested stock options, as well as the 5,538,764 shares owned by the DLJMB Entities, will be eligible for sale. We cannot predict the effect, if any, that market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock from time to time. The sale of a substantial number of shares held by the existing stockholders, whether pursuant to a subsequent public offering or otherwise, or the perception that these sales could occur, could adversely affect the market price of our common stock and could materially impair our future ability to raise capital through an offering of equity securities.

Our stock price may be volatile and could decline substantially.

    The stock market has, from time to time, experienced extreme price and volume fluctuations. Many factors may cause the market price for our common stock to decline following this offering, including:

    •
    our operating results failing to meet the expectations of securities analysts or investors in any quarter;

    •
    downward revisions in securities analysts' estimates;

    •
    material announcements by us or our competitors;

    •
    public sales of a substantial number of shares of our common stock following this offering;

    •
    governmental regulatory action; or

    •
    adverse changes in general market conditions or economic trends.

    In the past, companies that have experienced volatility in the market price of their stock have been the subject of securities class action litigation. If we become involved in a securities class action litigation in the future, it could result in substantial costs and diversion of management attention and resources, thus harming our business.

We do not expect to pay cash dividends in the foreseeable future.

    Since our initial public offering in February 1998, we have not declared or paid cash or other dividends on our common stock and do not expect to pay cash dividends for the foreseeable future. We currently intend to retain all future earnings for use in the operation of our business and to fund future growth. In addition, the terms of our senior credit agreement and the indenture relating to our senior subordinated notes restrict our ability to pay cash dividends. If these restrictions are removed, any future cash dividends will depend upon our results of operations, financial conditions, cash requirements, the availability of a surplus and other factors.

USE OF PROCEEDS

    Based upon an assumed public offering price of $33.45 per share, we will receive net proceeds from this offering of approximately $126.7 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. In addition, some of the selling stockholders will participate in this offering by exercising stock options and, as a result, we will receive the exercise price of each option exercised. We expect that an aggregate of 164,310 shares underlying these options will be sold in this offering, generating $0.5 million in proceeds to us. If the underwriters exercise their over-allotment option in full, we expect that an additional 55,000 shares underlying these options will be sold, generating an additional $0.1 million in proceeds. We intend to use the net proceeds of this offering to repay a portion of the amounts outstanding under our senior credit agreement, including all amounts outstanding under the $55.0 million revolver portion of our senior credit agreement, all of the amounts outstanding under the term A loans, and a pro rata portion of amounts outstanding under the term B loans and term C loans. Upon application of the net proceeds, we will have the full $55.0 million available to us under the revolver to use for general corporate purposes. As of March 31, 2001, there were $21.0 million in borrowings outstanding under the revolver, $34.7 million outstanding under the term A loans, $77.6 million outstanding under the term B loans and $142.3 million outstanding under the term C loans.

    The term A loans and revolving loans under our senior credit agreement have a maturity date of February 15, 2004, the term B loans have a maturity date of February 15, 2005 and the term C loans have a maturity date of February 15, 2006. As of May 18, 2001, the weighted average interest rate on the term A loans was 6.06%; the weighted average interest rate on the revolving loans was 6.39%; and the weighted average interest rate on each of the term B loans and term C loans was 7.31%.

    We will not receive any proceeds from the sale of common stock by the selling stockholders, except to the extent of employee stock options exercised in connection with sales in this offering as described above.

COMMON STOCK PRICE RANGES AND DIVIDENDS

    Our common stock began trading on the New York Stock Exchange on February 10, 1998 under the symbol "DRD." The following table sets forth for the periods indicated below the high and low closing prices for our common stock as reported on the NYSE Composite Tape.

	High	Low
Fiscal Year Ended December 26, 1998
Quarter ended March 28 (from February 10, 1998)	$25.94	$21.00
Quarter ended June 27	30.94	21.94
Quarter ended September 26	44.19	28.00
Quarter ended December 26	42.56	32.44
Fiscal Year Ended December 25, 1999
Quarter ended March 27	$38.50	$25.63
Quarter ended June 26	32.56	24.00
Quarter ended September 25	34.00	27.38
Quarter ended December 25	30.75	20.25
Fiscal Year Ended December 30, 2000
Quarter ended March 25	$28.81	$20.63
Quarter ended June 24	32.50	23.00
Quarter ended September 23	31.38	20.94
Quarter ended December 30	31.94	23.13
Fiscal Year Ended December 29, 2001
Quarter ended March 31, 2001	$39.90	$28.88
Quarter ended June 30 (through May 18, 2001)	35.20	32.11

    We have paid no cash dividends since our initial public offering in February 1998 and do not currently anticipate paying cash dividends in the foreseeable future. In addition, our senior credit agreement and the indenture relating to our senior subordinated notes contain covenants prohibiting payment of cash dividends.

CAPITALIZATION

    The following table sets forth our capitalization as of March 31, 2001:

  •
  on an actual basis; and

  •
  on an as adjusted basis to reflect the application of the net proceeds from the sale by us of 4,000,000 shares of common stock in this offering at an assumed offering price of $33.45 per share and the exercise by a number of selling stockholders of employee stock options to purchase an aggregate of 164,310 shares of our common stock to be sold in this offering, generating aggregate proceeds to us of $0.5 million.

    You should read this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Use of Proceeds" and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	March 31, 2001
	Actual	As Adjusted
	(unaudited)
	(in thousands)
Current portion of long-term debt	$12,250	$2,250
Current portion of capital lease obligations	1,311	1,311

Total short-term debt	13,561	3,561

Long-term debt, excluding current portion:
Senior credit agreement(1)	263,350	146,150
Senior subordinated notes	80,000	80,000
Capital lease obligations	957	957

Total long-term debt	344,307	227,107

Stockholders' equity:
Common stock and additional paid-in capital	161,445	288,645
Preferred stock	—	—
Accumulated other comprehensive income	(1,731)	(1,731)
Accumulated deficit	(37,601)	(38,241)

Total stockholders' equity	122,113	248,673

Total capitalization	$479,981	$479,341

(1)
As of March 31, 2001, we had $275.6 million outstanding under the senior credit agreement, consisting of $21.0 million outstanding under the revolver with the balance outstanding under the term loans, and we had $34.0 million available under the revolver. After giving pro forma effect to this offering and the application of our net proceeds from this offering on that date, we would have had $148.4 million outstanding under the senior credit agreement and $55.0 million available under the revolver.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

    The following table sets forth our selected consolidated financial and operating data as of and for the fiscal years ended December 28, 1996, December 27, 1997, December 26, 1998, December 25, 1999 and December 30, 2000 and for the 13 weeks ended March 25, 2000 and March 31, 2001. We derived the selected consolidated financial data as of and for the fiscal years ended December 26, 1998, December 25, 1999 and December 30, 2000 from our audited consolidated financial statements and the notes to those statements, which are included elsewhere in this prospectus. We derived the selected consolidated financial statements as of and for the fiscal years ended December 28, 1996 and December 27, 1997 from our audited consolidated financial statements and the notes to those statements, which are not contained in this prospectus. The financial data provided below as of and for the 13 weeks ended March 25, 2000 and March 31, 2001 have been derived from our unaudited consolidated financial statements and the notes to those statements, which are included elsewhere in this prospectus, and, in the opinion of our management, reflect and include all adjustments, consisting only of normally recurring adjustments, necessary for a fair presentation of the results presented. You should read this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	13 Weeks Ended
			Fiscal Year(1)
	March 31, 2001	March 25, 2000
			2000	1999	1998	1997	1996
	(unaudited)
	(in thousands, except per share amounts, percentages and store data)
Statement of Operations Data:
Net sales	$271,738	$226,275	$1,000,068	$839,771	$587,432	$429,816	$381,466
Cost of sales	206,969	171,629	745,717	621,510	431,025	322,340	288,505
Gross profit	64,769	54,646	254,351	218,261	156,407	107,476	92,961
Selling, general and administrative expenses	44,545	36,748	155,584	135,786	94,577	65,414	59,048
Depreciation and amortization	6,475	5,914	23,151	21,415	14,158	8,810	19,232
Store pre-opening expenses	495	305	1,395	1,492	3,273	767	139
Nonrecurring charges(2)	—	—	—	—	—	12,726	—
Operating income (loss)	13,254	11,679	74,221	59,568	44,399	19,759	14,542
Net interest expense	8,664	8,238	35,935	29,348	25,612	34,473	32,396
Income (loss) before income tax	4,590	3,441	38,286	30,220	18,787	(14,714)	(17,854)
Income tax benefit (expense)(3)	(1,969)	(1,515)	(15,610)	10,471	—	—	—
Income (loss) before extraordinary charge	2,621	1,926	22,676	40,691	18,787	(14,714)	(17,854)
Extraordinary charge(4)	—	—	—	—	(23,600)	—	—

Net income (loss)(3)	$2,621	$1,926	$22,676	$40,691	$(4,813)	$(14,714)	$(17,854)

Per common share—basic(5):
Income (loss) before extraordinary charge	$0.14	$0.11	$1.28	$2.38	$1.16	$(1.45)	$(1.77)
Extraordinary charge	—	—	—	—	(1.46)	—	—

Net income (loss)	$0.14	$0.11	$1.28	$2.38	$(0.30)	$(1.45)	$(1.77)

Weighted average common shares outstanding(5)	18,315	17,404	17,718	17,119	16,198	10,161	10,103

Per common share—diluted(5):
Income (loss) before extraordinary charge	$0.14	$0.11	$1.23	$2.26	$1.07	$(1.45)	$(1.77)
Extraordinary charge	—	—	—	—	(1.34)	—	—

Net income (loss)	$0.14	$0.11	$1.23	$2.26	$(0.27)	$(1.45)	$(1.77)

Weighted average common shares outstanding(5)	19,184	18,103	18,424	17,971	17,508	10,161	10,103

Pro forma fully taxed income per share before extraordinary charges—diluted(6)	$0.14	$0.11	$1.23	$0.89	$0.54	$(0.98)	$(1.17)

Operating and Other Data:
EBITDA(7)	$21,119	$18,843	$101,357	$85,762	$62,016	$43,056	$35,300
EBITDA as a percentage of sales	7.8%	8.3%	10.1%	10.2%	10.6%	10.0%	9.3%
Number of stores at end of period	180	153	172	149	128	67	60
Same store sales growth(8)	8.5%	8.1%	7.3%	8.9%	6.5%	7.6%	8.3%
Pharmacy same store sales growth	16.9%	20.3%	18.8%	21.0%	21.5%	24.6%	25.5%
Average store size (square feet) at end of period	7,166	7,383	7,166	7,438	7,742	6,910	6,733
Sales per square foot(9)	N/A	N/A	$847	$813	$1,040	$1,010	$956
Pharmacy sales as a percentage of net sales	37.5%	34.7%	35.4%	31.9%	28.3%	25.1%	21.8%
Third party plan sales as a percentage of pharmacy sales	85.9%	83.7%	84.0%	81.2%	77.9%	74.2%	64.4%
Capital expenditures	$9,063	$5,788	$29,750	$37,181	$33,266	$9,360	$3,539
Balance Sheet Data (at end of period):
Working capital	$164,480	$139,406	$154,466	$120,036	$90,000	$37,494	$9,917
Total assets	590,655	517,944	570,930	510,294	428,140	249,521	222,476
Total debt and capital lease obligations	357,868	351,455	353,001	341,042	310,969	278,085	245,657
Stockholders' equity (deficiency)	122,113	74,181	114,497	66,516	22,789	(74,109)	(59,396)

(1)
Our fiscal year is the 52 or 53 week reporting period ending on the last Saturday on or prior to December 31. Fiscal year 2000 includes 53 weeks. All other fiscal years presented include 52 weeks.

(2)
We incurred approximately $12.7 million of expenses in 1997 related to our consideration and subsequent abandonment of plans for a public offering of common stock. We treat these charges as nonrecurring, as we do not expect them to be repeated.

(3)
The decrease of $18.0 million in net income from 1999 to 2000 is a result of the income tax benefit of $10.5 million recorded in 1999 due to the reversal of deferred tax asset valuation reserves of $30.8 million, compared to an income tax provision of $15.6 million recorded in 2000, partially offset by the increase in pre-tax income of $8.1 million in 2000 versus 1999. We were not required to record an income tax provision in 1996, 1997 or 1998, as there was no taxable income and our net operating loss carryforwards and related deferred tax asset had a valuation reserve of 100%.

(4)
During 1998, as a result of completing a refinancing plan, we incurred a $23.6 million extraordinary charge due to the early extinguishment of debt. The extraordinary charge included redemption premiums of $11.5 million on our then outstanding 15%

Zero Coupon Senior Subordinated Notes due 2004 and 12% Senior Notes due 2002, accelerated amortization of deferred financing costs and other transaction expenses of $8.1 million and accelerated accretion of the zero coupon notes to the indenture-stated value of $4.0 million.

(5)
On January 14, 1998, we effected an 8.326 reverse stock split of our common stock. All references to common stock shares and per share data have been adjusted to give retroactive effect to the reverse stock split.

(6)
Presents our fully diluted earnings per share on a pro forma basis as if we had paid full income taxes at a statutory tax rate of 42.0% for the years 1996, 1997, 1998 and 1999. All other periods reflect diluted earnings per share on a fully taxed basis using actual taxes as reported.

(7)
As used in this prospectus, EBITDA means earnings before interest, income taxes, depreciation, amortization, extraordinary charges, nonrecurring charges and other non-cash items, primarily deferred rents. We believe that EBITDA, as presented, represents a useful measure of assessing the performance of our ongoing operating activities, as it reflects our earnings trends without the impact of a number of non-cash charges. We use targets and positive trends in EBITDA to measure performance when determining management's bonus compensation, and some of our creditors use EBITDA to assess our debt covenant compliance. We understand that, although security analysts frequently use EBITDA when evaluating companies, it is not necessarily comparable to other similarly titled captions of other companies, as we may calculate EBITDA differently from those companies. You should not construe it as an alternative to cash flow from operating activities as a measure of liquidity, as an alternative to net income as an indicator of our operating performance nor as an alternative to any other measure of performance determined in accordance with GAAP.

    A reconciliation of net income to EBITDA for each period included above is set forth below (dollars in thousands):

	13 Weeks Ended
			Fiscal Year
	March 31, 2001	March 25, 2000
			2000	1999	1998	1997	1996
	(unaudited)
	(in thousands, except per share amounts, percentages and share data)
Net income	$2,621	$1,926	$22,676	$40,691	$(4,813)	$(14,714)	$(17,854)
Income tax (benefit) expense	1,969	1,515	15,610	(10,471)	—	—	—
Net interest expense	8,664	8,238	35,935	29,348	25,612	34,473	32,396
Depreciation and amortization	6,475	5,914	23,151	21,415	14,158	8,810	19,232
Extraordinary charge	—	—	—	—	23,600	—	—
Nonrecurring charge	—	—	—	—	—	12,726	—
Other non-cash items, primarily deferred rent	1,390	1,250	3,985	4,779	3,459	1,761	1,526

EBITDA	$21,119	$18,843	$101,357	$85,762	$62,016	$43,056	$35,300

(8)
Same store sales figures include stores that have been in operation for at least 13 months.

(9)
Sales per square foot prior to 1999 exclude 29 Rock Bottom stores that we acquired in September 1998, which were converted to the Duane Reade format in 1999.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following should be read in connection with our consolidated financial statements and their notes included elsewhere in this prospectus.

General

    We generate revenues primarily through sales of over-the-counter drugs and prescription pharmaceutical products, health and beauty care products, food and beverage items, tobacco products, cosmetics, housewares, hosiery, greeting cards, photofinishing, photo supplies and seasonal merchandise. Health and beauty care products, including over-the-counter drugs, represent our largest product categories. Our primary costs and expenses are (1) inventory costs, (2) labor expenses and (3) occupancy costs.

    We had sales per square foot of $847 in fiscal 2000 and $813 in fiscal 1999. We believe that sales per square foot is a useful measure of comparing our performance to that of our competitors because it is one way to measure a store's sales productivity. We currently expect that our sales per square foot may decline as we continue with our plan to increase new store openings during fiscal 2001. The opening of these additional stores may result in a decline in sales per square foot principally because (1) the average square footage for new stores will often be greater than that of the existing store base and (2) new stores generally take some time to reach a mature level of sales. We believe that our competitors in the industry experience increases and decreases in sales per square foot for similar reasons. Over the next fiscal two years, we plan to open 55 to 65 stores, of which approximately two-thirds will be located outside of our primary market of Manhattan.

    On September 11, 1998, we purchased substantially all of the operating assets, including inventory and leases, of Rock Bottom Stores, Inc., a drugstore chain of 38 stores operating primarily in the outer boroughs of New York City. We currently operate 29 of these stores, having sold or closed the remaining nine. In fiscal 1999, we purchased six stores from Love's Pharmacies and one Pasteur Pharmacy. We also purchased five stores in fiscal 2000, and one additional store in fiscal 2001, from Value Drugstores.

Results of Operations

    The following sets forth the results of operations as a percentage of sales for the periods indicated:

	13 Weeks Ended
			Fiscal Year
	March 31, 2001	March 25, 2000
			2000	1999	1998
	(unaudited)
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	76.2	75.8	74.6	74.0	73.4

Gross profit	23.8	24.2	25.4	26.0	26.6
Selling, general and administrative expense	16.4	16.2	15.6	16.2	16.1
Depreciation and amortization	2.4	2.7	2.3	2.6	2.4
Store pre-opening expenses	0.2	0.1	0.1	0.2	0.5

Operating income	4.8	5.2	7.4	7.0	7.6
Net interest expense	3.2	3.7	3.6	3.5	4.4

Income before income taxes	1.6	1.5	3.8	3.5	3.2
Income tax benefit (expense)	(0.7)	(0.6)	(1.5)	1.3	—

Income before extraordinary charge	0.9	0.9	2.3	4.8	3.2
Extraordinary charge	—	—	—	—	(4.0)

Net income (loss)	0.9%	0.9%	2.3%	4.8%	(0.8)%

13 Weeks Ended March 31, 2001 Compared to 13 Weeks Ended March 25, 2000

    Net sales were $271.7 million in the first quarter of 2001, an increase of 20.1% over net sales of $226.3 million for the first quarter of 2000. Pharmacy sales increased 30.0% and represented 37.5% of total sales, and front-end sales increased 14.8% and represented 62.5% of total sales. For the first quarter of 2001, third party pharmacy sales represented 85.9% of total pharmacy sales, compared to 83.7% in the first quarter of 2000. The increase in total sales over last year was attributable to increased comparable store sales of 8.5%, including increases in pharmacy and front-end same store sales of 16.9% and 4.0%, respectively, combined with the full quarterly impact of four stores opened during the first quarter of 2000 and sales from 27 net new stores opened since the first quarter of 2000. We opened eight stores during the first quarter of 2001, compared to four store openings during the first quarter of 2000. At March 31, 2001, we operated 180 stores, compared to 153 at March 25, 2000.

    Cost of sales as a percentage of net sales increased to 76.2% for the first quarter of 2001 from 75.8% for the first quarter of 2000, resulting in a decrease in gross profit margin to 23.8% for the first quarter of 2001 from 24.2% for the first quarter of 2000. This decrease is primarily attributable to an increased proportion of lower margin pharmacy and third-party reimbursed pharmacy sales in relation to front-end sales, along with the impact of a milder flu season experienced in the first quarter of 2001, resulting in fewer sales of higher-margin flu-related prescriptions.

    Selling, general and administrative expenses were $44.6 million, or 16.4% of net sales, and $36.7 million, or 16.2% of net sales in the first quarters of 2001 and 2000, respectively. The increase in these expenses as a percentage of sales resulted principally from increased advertising and promotional costs to support new store openings, combined with higher than normal seasonal maintenance costs associated with adverse winter weather experienced throughout our trading areas.

    Our EBITDA increased by 12.1% to $21.1 million in the first quarter of 2001, compared to $18.8 million in the first quarter of 2000. EBITDA as a percentage of sales was 7.8% in the first quarter of 2001, compared to 8.3% of sales in the first quarter of 2000.

    Depreciation and amortization of intangibles in the first quarters of 2001 and 2000 were $6.5 million and $5.9 million, respectively. This increase resulted primarily from increases in the amortization of pharmacy customer lists and lease acquisition costs for pharmacy acquisitions completed since the first quarter of 2000, combined with incremental depreciation expenses related to capital expenditures in 2000 and 2001.

    We incurred store pre-opening expenses of $0.5 million during the first quarter of 2001 related to the opening of eight stores. Store pre-opening expenses of $0.3 million incurred during the first quarter of 2000 were attributable to the opening of four stores.

    Net interest expense increased to $8.7 million in the first quarter of 2001 from $8.2 million in the first quarter of 2000. This increase is attributable to several factors, including additional term and other borrowings incurred after the first quarter of 2000 in support of our store expansion program, partially offset by a decrease in short-term interest rates that positively affected the interest rates on our floating rate term and revolving loans.

    Our income before income taxes in the first quarter of 2001 increased 33.4% to $4.6 million from $3.4 million in the first quarter of 2000, reflecting increased sales and related gross profit dollars, partially offset by increases in selling, general, administrative and interest expenses.

    In the first quarter of 2001, we recorded an income tax provision of $2.0 million, reflecting an estimated annual effective tax rate of 42.9%. The current year's estimated effective rate includes the anticipated benefits of certain employment-related tax credits. In the comparable period last year, the income tax provision of $1.5 million reflected an estimated effective tax rate of 44.0%.

    Our net income was $2.6 million in the first quarter of 2001, compared to $1.9 million in the first quarter of 2000, reflecting a $1.2 million improvement in pre-tax income, partially offset by the incremental tax provision of $0.5 million described above.

Fiscal 2000 Compared to Fiscal 1999

    Net sales in the 53-week year ended December 30, 2000 were $1.0 billion, an increase of 19.1% over the 52-week year ended December 25, 1999 net sales of $839.8 million. On a comparable 52-week basis, net sales in 2000 increased 17.0% over the same period in 1999. The increase was due to increased comparable store sales of 7.3% and the inclusion of 21 stores opened during 1999 for the entire 2000 period and 23 net new stores opened in 2000. The increase in comparable store sales was primarily attributable to improved pharmacy sales, which increased to 35.4% of total sales in 2000 compared to 31.9% of total sales in 1999.

    Pharmacy sales have followed the general industry trend reflecting accelerated growth rates versus front-end sales. Pharmacy and front-end comparable sales increased by 18.8% and 1.8%, respectively.

    Cost of sales as a percentage of net sales increased to 74.6% for 2000 from 74.0% for 1999, resulting in a decrease in gross profit margin to 25.4% for 2000 from 26.0% for 1999. The decrease in gross margin resulted principally from the faster growth rate of lower margin pharmacy sales and the inclusion of the 53rd week in 2000, which included a significant portion of post-holiday markdowns not included in the previous 52-week year.

    Selling, general and administrative expenses were $155.6 million, or 15.6% of net sales, and $135.8 million, or 16.2% of net sales, in 2000 and 1999, respectively. The decrease as a percentage of sales reflects the favorable leveraging of store operating costs from maturing retail sites, as well as the leveraging of general and administrative expenses against new and comparative store sales growth.

    Our EBITDA increased by $15.6 million, or 18.2%, to $101.4 million in 2000, compared to $85.8 million in 1999. EBITDA as a percentage of sales was 10.1% in 2000, compared to 10.2% in 1999.

    Depreciation and amortization of intangibles in 2000 was $23.2 million, compared to $21.4 million in 1999. The increase was attributable to capital spending for property and equipment during 1999 and 2000, as well as amortization expenses for goodwill, pharmacy customer lists and lease acquisition costs for acquisitions completed during 1999 and 2000. This was partially offset by reduced amortization expenses related to a $22.2 million reduction of goodwill in the fourth quarter of 1999, and a change in the estimated useful life of pharmacy customer list acquisitions from 5 to 7 years.

    Store pre-opening expenses related to the opening of 24 stores in 2000 were $1.4 million, as compared to $1.5 million reflecting 21 store openings in 1999.

    Net interest expense increased to $35.9 million in 2000 from $29.3 million in 1999. The increase in interest expense was principally due to higher levels of average borrowing and higher interest rates during 2000.

    Our income before income taxes increased 26.7% to $38.3 million in 2000 from $30.2 million in 1999.

    During 2000, we recorded an income tax provision of $15.6 million, which included wage related income tax credits, resulting in an effective tax rate of 40.8%. During 1999, we recorded an income tax benefit of $10.5 million due to the reversal of deferred tax asset valuation reserves of $30.8 million.

    We recorded net income of $22.7 million in 2000, compared to net income of $40.7 million in 1999. The decrease of $18.0 million is a result of the income tax benefit of $10.5 million recorded in 1999 as compared to the income tax provision of $15.6 million recorded in 2000, partially offset by the increase in pre-tax income of $8.1 million in 2000 versus 1999.

Fiscal 1999 Compared to Fiscal 1998

    Net sales in 1999 were $839.8 million, an increase of 43.0% over 1998 net sales of $587.4 million. The increase was due to increased comparable store sales of 8.9% and the inclusion of 33 stores opened during 1998 for the entire 1999 period and 21 new stores opened in 1999. The increase in comparable store sales was primarily attributable to increased pharmacy sales, which increased to

31.9% of total sales in 1999 compared to 28.3% of total sales in 1998. Pharmacy sales have followed the general industry trend reflecting accelerated growth rates versus front-end sales.

    Cost of sales as a percentage of net sales increased to 74.0% for 1999 from 73.4% for 1998, resulting in a decrease in gross profit margin to 26.0% for 1999 from 26.6% for 1998. The decrease in gross margin resulted principally from pharmacy sales making up a greater percentage of total sales and the impact of lower gross margins in the Rock Bottom stores acquired in September 1998.

    Selling, general and administrative expenses were $135.8 million, or 16.2% of net sales and $94.6 million, or 16.1% of net sales, in 1999 and 1998, respectively. The large number of stores open less than one year, along with the increased proportion of higher cost pharmacy business, offset the favorable leveraging of expenses associated with sales growth.

    Our EBITDA increased by $23.8 million, or 38.4%, to $85.8 million 1999, compared to $62.0 million in 1998. EBITDA as a percentage of sales was 10.2% in 1999, compared to 10.6% in 1998.

    The increase in depreciation and amortization of intangibles from $14.2 million in 1998 to $21.4 million in 1999 resulted principally from capital spending on property and equipment during 1998 and 1999, as well as full year amortization and depreciation expenses related to identifiable intangibles, goodwill and property and equipment associated with the Rock Bottom stores acquisition in September 1998. In addition, amortization expenses increased due to the intangible assets associated with the acquisition of a portion of the Love's store chain in May 1999.

    Store pre-opening expenses decreased from $3.3 million in 1998 to $1.5 million in 1999 due to the opening of 21 new stores in 1999, compared to 33 in 1998.

    Net interest expense increased to $29.3 million in 1999 from $25.6 million in 1998. The increase in interest expense was principally due to higher levels of average borrowing and higher interest rates during 1999.

    Our income before income taxes increased 60.9% to $30.2 million in 1999 from $18.8 million in 1998.

    During 1999, we recorded an income tax benefit of $10.5 million due to the reversal of deferred tax asset valuation reserves, which were partially offset by the income tax provision for fiscal year 1999. We were not required to record an income tax provision in 1998, as there was no taxable income and our net operating loss carryforwards and related deferred tax asset had a valuation reserve of 100%.

    During 1998, we recorded a $23.6 million extraordinary charge related to the early extinguishment of debt.

    We recorded net income of $40.7 million in 1999, compared to a net loss of $4.8 million in 1998. The increase of $45.5 million is a result of higher gross profit as a result of higher sales, the extraordinary charge recorded in 1998, and the income tax benefit recorded in 1999, partially offset by higher selling, general and administrative expenses, amortization and depreciation expense.

Liquidity and Capital Resources

    Working capital was $154.5 million as of December 30, 2000 and $120.0 million as of December 25, 1999. The increase is primarily due to increases in inventory related to the opening of 24 additional stores during 2000, and increases in accounts receivable due to additional volume and an increase in the proportion of third party prescription sales. Working capital was $164.5 million as of March 31, 2001. This increase is primarily due to increases in inventory related to the opening of eight additional stores during the first quarter of 2001, as well as seasonal and forward buy inventory purchases, partially offset by reductions in prepaid expenses and receivables and an increase in accounts payable related to the additional inventory purchased during the first quarter.

    For the first quarter of 2001, net cash provided by operating activities was $3.7 million, compared to net cash used by operating activities of $3.7 million in the first quarter of 2000. For fiscal 2000, net cash provided by operating activities was $22.1 million, compared to $16.9 million for fiscal 1999. The primary reason for the increase in net cash provided was increased earnings from operations partially offset by increases in working capital related to inventory for new stores, accounts receivable and the timing of the year-end at December 30, 2000 versus December 25, 1999. As a result of the additional week and later year-end date in 2000, certain disbursements such as sales tax and payroll were paid prior to the year-end date in 2000, whereas they were paid after year-end in 1999.

    Net cash used in investing activities was $9.5 million during the first quarter of 2001, compared to $6.0 million during the first quarter of 2000. In the first quarter of 2001, capital expenditures, primarily related to new store openings and the remodeling of existing locations, amounted to $9.1 million. Lease acquisition costs accounted for $0.4 million of cash used in investing activities. In the first quarter of 2000, $5.8 million was spent on capital expenditures and $0.2 million on lease acquisition costs. For fiscal 2000, net cash used in investing activities was $32.6 million, compared to $45.3 million in fiscal 1999. Net cash used in investing activities in 2000 was for capital expenditures of $29.7 million primarily related to new store openings and the remodeling and renovation of other stores, combined with $2.9 million for lease acquisition and pharmacy file acquisition costs. Net cash used in investing activities in 1999 was due to capital expenditures of $37.2 million, $8.5 million for lease acquisition and pharmacy file acquisition costs, $10.3 million to purchase six Love's stores and one Pasteur Pharmacy, offset by proceeds of $10.7 million from the sale of assets.

    Net cash provided by financing activities was $5.8 million for the first quarter of 2001, compared to $9.8 million for the first quarter of 2000. The decrease reflects the timing of new store, seasonal and forward buy inventory purchases as well as an increased level of earnings in the current year. For fiscal 2000, net cash provided by financing activities was $10.5 million, compared to $28.6 million in fiscal 1999. In both 2000 and 1999, the net cash provided by financing activities was primarily due to additional borrowings under our senior credit agreement.

    Our capital requirements primarily result from opening and stocking new stores, remodeling and renovating existing retail locations and from the continuing development of management information systems. We believe that there are significant opportunities to open additional stores, and currently plan to open approximately 55 to 65 through year-end 2002, including eight stores opened during the first quarter of 2001. We expect to spend approximately $30 million in fiscal 2001 on capital expenditures, primarily for new and replacement stores and, in addition, approximately $7 million for lease and pharmacy file acquisition costs. We also require working capital to support inventory for our existing stores. Historically, we have been able to lease our store locations.

    As of March 31, 2001, we had $21.0 million outstanding under the revolving portion of our senior credit agreement with $33.2 million of remaining availability, net of outstanding letters of credit of $0.8 million, and we had $254.6 million outstanding under the term loan portion of our senior credit agreement. We intend to use a portion of the net proceeds we receive from this offering to repay all amounts outstanding under the revolver and, as a result, we will have no borrowings under that portion of our senior credit agreement, and we will have $55.0 million of availability before application of any outstanding letters of credit. The balance of our net proceeds received in this offering is expected to be applied to outstanding amounts under the term loans. The amounts applied to our term loans will be deemed as permanent reductions under those loans and accordingly we expect to write-off $1.1 million of deferred financing costs associated with these permanent retirements of debt in our second quarter. As a result, we expect to record a non-cash extraordinary charge of $0.6 million net of income taxes in this quarter. Our ability to meet our debt service obligations and reduce our total debt will depend upon our future performance which, in turn, will be subject to general economic, financial, business, competitive, legislative, regulatory and other conditions, many of which are beyond our control. In addition, we cannot assure you that our operating results, cash flow and capital resources will be sufficient for repayment of our indebtedness in the future. Substantially all of our borrowings under the senior credit agreement bear interest at floating rates. Therefore, our financial condition will be affected by changes in prevailing interest rates.

    Following the offering, we intend to seek to amend the terms of our senior credit agreement, including increasing the availability of revolving loans under the agreement, reducing the overall effective interest rate and extending the maturities of our term loans. In addition, we may seek to refinance the entire agreement if we determine doing so would be more favorable than simply amending the terms.

    On December 20, 2000, we entered into a two-year interest rate swap in the notional amount of $150.0 million. This swap had an effective date of January 12, 2001 and represented a hedging transaction whereby we would receive interest at a floating rate and pay interest at a fixed LIBOR rate. The effect of this swap is to fix our interest obligations on $150.0 million of floating rate debt for two years at a LIBOR rate of 5.8075% plus the applicable margins as defined in our senior credit agreement. This agreement expires on January 13, 2003.

    The senior credit agreement and the indenture relating to our senior subordinated notes contain various covenants that limit or restrict, among other things, subject to specified exceptions, our ability to make capital expenditures, incur indebtedness, permit liens on our property, enter into transactions with affiliates, make restricted payments, investments or acquisitions, enter into mergers, consolidations or dissolutions, conduct assets sales, pay dividends or distributions, and enter into other specified transactions and business activities.

    Financial performance covenants included in our senior credit agreement include interest coverage, leverage ratios, minimum net worth requirements and fixed charge coverage requirements. At March 31, 2001, we were in compliance with all financial performance covenants.

    We believe that, based on current levels of operations and anticipated growth, cash flow from operations, together with other available sources of funds, including additional borrowings under our senior credit agreement, will be adequate for at least the next two years to make required payments of principal and interest on our indebtedness, to fund anticipated capital expenditures and working capital requirements, and to comply with the terms of our debt agreements.

Tax Benefits from Net Operating Losses

    At December 30, 2000, we had net operating loss carryforwards, or NOLs, of approximately $23 million, which are due to expire in the years 2007 through 2018. These NOLs may be used to offset future taxable income through 2018 and thereby reduce or eliminate our federal income taxes otherwise payable. The Internal Revenue Code of 1986, as amended, imposes significant limitations on the utilization of NOLs in the event of an "ownership change," as defined in Section 382 of the Code. This Section 382 limitation is an annual limitation on the amount of pre-ownership change NOLs that a corporation may use to offset its post-ownership change income. The Section 382 limitation is calculated by multiplying the value of a corporation's stock immediately before an ownership change by the long-term tax-exempt rate (as published by the Internal Revenue Service). Generally, an ownership change occurs with respect to a corporation if the aggregate increase in the percentage of stock ownership by value of that corporation by one or more 5% shareholders, including specified groups of shareholders who in the aggregate own at least 5% of that corporation's stock, exceeds 50 percentage points over a three-year testing period. Our acquisition by the DLJMB Entities in 1997 caused us to experience an ownership change. As a result, we are currently subject to an annual Section 382 limitation of approximately $8.5 million in 2001 and approximately $5.1 million from 2002 to 2007 on the amount of NOLs generated prior to the 1997 acquisition that we may use to offset future taxable income. All of the NOLs existing as of December 30, 2000 were generated prior to the 1997 acquisition, and, accordingly were subject to this limitation. It is possible that as a result of sale of common stock pursuant to this offering, combined with future issuance of new shares or sales, we may incur a further ownership change. Any additional limitation due to a further ownership change could be more restrictive than the current limitations. We cannot assure you that we will be able to use any

NOLs to offset future taxable income. Based on our recent and projected performance, however, management believes that it is more likely than not that the full value of the NOLs will be realized.

Seasonality

    In general, sales of drugstore items such as prescription drugs, over-the-counter drugs and health and beauty care products exhibit limited seasonality in the aggregate, but do vary by product category. Quarterly results are primarily affected by the timing of new store openings and the sale of seasonal products, with the Christmas holiday season generating a higher proportion of sales and earnings than other periods.

Inflation

    We believe that inflation has not had a material impact on our results of operations during the three years and 13 weeks ended March 31, 2001; however, most recent data indicates that there has been a modest increase in the overall inflation levels impacting our business and there can be no assurance that inflation will not have a material impact in the future.

Recently Issued Accounting Pronouncements

    FASB Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities" requires that derivative instruments such as interest rate swaps be recorded as assets and liabilities at fair value and provides guidance for recognition of changes in fair value depending on the reason for holding the derivative. We adopted Statement No. 133 during the first quarter of 2001, but this action did not have a material impact on our consolidated financial statements.

    In 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, or SAB 101, "Revenue Recognition in Financial Statements." SAB 101 summarizes guidance in applying GAAP to revenue recognition. The adoption of SAB 101 had no impact on our consolidated financial statements.

    In April 2000, the Financial Accounting Standards Board issued FASB Interpretation No. 44, or FIN 44, "Accounting for Certain Transactions Involving Stock Compensation." Among other things, FIN 44 establishes criteria to determine whether modifications to the terms of existing stock option awards will result in compensation expense being recorded. In addition, FIN 44 clarifies the criteria for determining whether a stock based plan is non-compensatory. The adoption of FIN 44 did not have any material impact on our consolidated financial statements.

Quantitative and Qualitative Discussions about Market Risk

    Our financial results are subject to risk from interest rate fluctuations on debt that carries variable interest rates. Variable rate debt outstanding under our senior credit agreement was approximately $275.6 million at March 31, 2001. During 1998, in connection with senior credit agreement requirements, we entered into an interest rate protection agreement, which capped the LIBOR rate at 6.5% on $65.0 million of our floating rate debt. This agreement expired in November 2000. On December 20, 2000, we purchased a two-year interest rate swap in the notional amount of $150.0 million. This swap had an effective date of January 12, 2001, and represented a hedging transaction to effectively convert $150.0 million of floating rate debt to a fixed rate. This fixed rate is equivalent to a LIBOR rate of 5.8075% plus the applicable margins described in our senior credit agreement. At March 31, 2001, the 90-day LIBOR rate in effect on the $125.6 million balance of the floating rate term debt was 5.6875%. A 0.50% change in interest rates applied to the $125.6 million balance of floating rate debt would affect pre-tax annual results of operations by approximately $0.6 million. Upon receipt of our net proceeds from this offering, substantially all of the variable rate debt under the senior credit agreement will be hedged through the $150.0 million interest rate swap described above. We also have $80 million of senior subordinated notes outstanding at March 31, 2001, which bear interest payable semi-annually at a fixed rate of 9.25%, and are therefore not subject to risk from interest rate fluctuations.

    The principal objective of our investment management activities is to maintain acceptable levels of interest rate and liquidity risk to facilitate our funding needs. As part of our risk management, we may use additional derivative financial products such as interest rate hedges and interest rate swaps in the future.

BUSINESS

General

    We are the largest drugstore chain in New York City, which is the largest drugstore market in the United States in terms of sales volume. As of April 30, 2001, we operated 108 of our 184 stores located in Manhattan's high-traffic business and residential districts. We operate approximately three times as many stores in Manhattan as our next largest competitor. In addition, at April 30, 2001, we had a total of 76 stores in New York's outer boroughs and in densely populated New York suburbs. Since opening our first store in 1960, we have successfully executed a marketing and operating strategy tailored to the unique characteristics of New York City, the most densely populated major market in the United States. According to data published in Drug Store News, we believe we were the leading U.S. drugstore chain in 2000 in terms of sales per square foot, at over $800. In 2000, we led the New York City market in sales of both pharmacy and front-end product categories. Sales of higher margin front-end items accounted for 64.6% of our total sales in fiscal 2000, the highest of any major conventional drugstore chain in the United States.

    For fiscal 2000, we had sales of $1.0 billion and EBITDA of $101.4 million, representing compound annual growth rates in both sales and EBITDA of over 30% since fiscal 1997. We believe that our fiscal 2000 EBITDA margin of 10.1% was the highest of any major conventional drugstore chain. Our fiscal 2000 net income of $22.7 million represented an increase of 41.0% over fiscal 1999's pro forma fully taxed net income of $16.1 million.

    We enjoy strong brand name recognition in metropolitan New York, which we believe results from our many locations in high-traffic areas of Manhattan and the 77 million shopping bags with the distinctive Duane Reade logo that we distributed in 2000. According to surveys conducted in 2000, approximately 95% of the people who live in Manhattan have shopped at a Duane Reade store. We were also recently named "Regional Drug Retailer of the Year" for 2000 by Drug Store News.

    We have developed an operating strategy designed to capitalize on metropolitan New York's unique characteristics, which include high-traffic volume, complex distribution logistics and high costs of occupancy, advertising and personnel. The key elements of our operating strategy are:

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  a convenient and value-oriented shopping experience;

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  a low cost operating structure supported by high per store sales volume and relatively low warehouse, distribution and advertising costs; and

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  a differentiated real estate strategy using flexible store formats.

    We believe that our everyday low price format and broad product offerings provide a convenient and value-oriented shopping experience for our customers and help to build customer loyalty. Our everyday low price format results in prices that we believe are lower, on average, than the prices offered by our competitors.

    Despite the high costs of operating in metropolitan New York, we have successfully achieved low operating cost margins due, in part, to high per store sales volume and relatively low warehouse, distribution and advertising costs. Our high volume stores allow us to effectively leverage occupancy costs, payroll and other store expenses. In addition, we recently completed the development and chain-wide implementation of a new computer assisted ordering system. The system is designed not only to help minimize out-of-stock situations, but also to allow us to set the required inventory levels for every item at every store according to historic sales patterns. We believe this permits a lower overall investment in inventory while further improving our in-stock conditions. Our 475,000 square foot distribution facility is centrally located in Queens, New York. The facility is located within five miles of approximately 85% of our stores. We believe that this centrally efficient location, combined with the rapid turnover of inventory in our stores, results in lower warehouse and distribution costs as a percentage of sales.

    We have demonstrated our ability to successfully operate stores using a wide variety of store configurations and sizes. Rather than confine our stores to a single, standardized format, we successfully adapt our store design to a variety of sizes and configurations. We believe the strategy provides us with a competitive advantage, as many of our competitors target more standardized spaces, which are difficult to find in metropolitan New York. For example, our store sizes range from 1,600 to 14,700 square feet, and we operate 38 bi-level stores. Our guiding principle in store selection has not been the shape of the space, but rather its strategic location in high-traffic areas in order to provide greater convenience to our customers. In addition, our management team has extensive experience with, and knowledge of, the New York real estate market, allowing us to pursue attractive real estate opportunities.

    As of April 30, 2001, we operated 184 stores, 24 of which were opened during fiscal 2000 and 12 of which were opened since the beginning of fiscal 2001. During fiscal 1999 and 1998, we opened 21 stores and 33 stores, respectively. We closed one store in fiscal 2000 and one store in fiscal 1999. Among the 35 net stores we have opened since the beginning of fiscal 2000, 20 were in Manhattan, 11 were in the outer boroughs of the city and four were in densely populated, nearby suburbs. As of April 30, 2001, approximately 59% of our stores were in Manhattan, 29% were in the outer boroughs and 12% were located outside New York City. At December 31, 2000, we occupied 1,232,609 square feet of retail space, approximately 11% more than in fiscal 1999 and 24% more than at the end of fiscal 1997.

    Despite the increased presence of chain drugstores in New York City over the past several years, we believe the metropolitan New York market, including the outer boroughs, remains under-penetrated by drugstore chains. According to the U.S. Census Bureau, the following chart illustrates the total population in New York City as of 2000 and the recent population growth in New York City from 1990 to 2000, and illustrates the number of Duane Reade stores by borough as of April 30, 2001:

	Total Population-2000
Borough	Number	Percentage of New York City	Population Change Since 1990 (%)	Number of Duane Reade Stores
Bronx	1,332,650	17%	11%	8
Brooklyn	2,465,326	31%	7%	19
Manhattan	1,537,195	19%	3%	108
Queens	2,229,379	28%	14%	22
Staten Island	443,728	5%	17%	5

Total New York City	8,008,278	100%	9%	162

Company Operations

Merchandising

    Our overall merchandising strategy is to provide the broadest selection of branded and private label drugstore products available in metropolitan New York and to sell them at everyday low prices. To further enhance customer service and loyalty, we attempt to maintain a consistent in-stock position in all merchandise categories. In addition to prescription and over-the-counter drugs, we offer brand name and private label health and beauty care products, food and beverage items, tobacco products, cosmetics, housewares, hosiery, greeting cards, photofinishing services, photo supplies, seasonal merchandise and other products. Health and beauty care products, including over-the-counter drugs, represent our largest product categories. We allocate ample shelf space to popular brands of health and beauty care products. We also offer large sizes, which we believe appeal to the value consciousness of many New York consumers. We place convenience items, such as candy, snacks and seasonal goods, near the check out registers to provide all customers with optimum convenience and to stimulate impulse purchases, while allowing the store employees to monitor those product categories that are particularly susceptible to inventory shrink.

    In addition to a wide array of name brand products, we also offer our own private label products. Private label products provide customers with high-quality, lower priced alternatives to name brand products, while generating higher gross profit margins than name brand products. These offerings also enhance our reputation as a value-oriented retailer. We currently offer in excess of 600 private label products, which accounted for 6.1% of non-pharmacy sales in fiscal 2000 and 5.6% of non-pharmacy sales in the first quarter of fiscal 2001. We believe that our strong brand image, reputation for quality and reliability in the metropolitan New York market, and our economies of scale in purchasing allow us to aggressively promote private label goods.

    We also offer next-day photofinishing services in all of our stores, and we have installed one-hour photofinishing in 22 stores. We believe that photofinishing services contribute significantly to sales of other merchandise categories because of the customer traffic increases that result from the customer visiting a store twice, in order to drop off film and pick up the processed photos.

    During 2000, we launched or expanded a number of other initiatives that make a customer's visit more convenient. These include automated teller machines, additional one-hour photo shops, sales of New York State Lottery tickets, sales of money grams and the introduction of electronic benefit transfer processing, which involves accepting government issued debit cards from public assistance programs.

Pharmacy

    We believe that our pharmacy business will continue to contribute significantly to our growth. We also believe that a larger pharmacy business will enhance customer loyalty and generate incremental customer traffic, which should increase sales of our wide variety of over-the-counter drugs and other non-pharmacy merchandise. Our prescription drug sales, as reflected by same store pharmacy sales, grew by 18.8% in fiscal 2000 compared to fiscal 1999 and 16.9% in the first quarter of fiscal 2001 compared to the first quarter of fiscal 2000. Sales of prescription drugs represented 35.4% of total sales in fiscal 2000, compared to 31.9% of total sales in fiscal 1999, and reached 37.5% for the first quarter of fiscal 2001. The average number of prescriptions our pharmacists fill per store per week increased to 1,005 in fiscal 2000, which remains well below the national industry chain store average of approximately 1,185, providing significant opportunity for continued pharmacy growth. We believe that the average number of prescriptions filled per week lags behind the national industry average because of historically low penetration of third party plans in the New York City area and our concentration of stores in business, rather than residential, areas. In addition, we have continued to increase the percentage of generic prescriptions filled from 31.5% in fiscal 1999 to 34.4% in fiscal 2000. Each 1% increase in generic drug substitution generates an approximate 0.25% increase in pharmacy gross profit. We believe continued pharmacy growth will also increase overall customer traffic and benefit our non-pharmacy sales.

    We believe that our extensive network of conveniently located stores, strong local market position, pricing policies and reputation for high quality health care products and services provide a competitive advantage in attracting pharmacy business from individual customers as well as third party plans. The percentage of our total prescription drug sales attributable to third party plans increased to 84.0% in fiscal 2000 from 81.2% in fiscal 1999, and reached 85.9% for the first quarter of fiscal 2001. Gross margins on sales to third party plans are generally lower than other prescription drug sales because of the highly competitive nature of pricing for this business and the purchasing power of third party plans. We believe, however, that the higher volume of pharmacy sales to third party plan customers offsets these lower gross profit margins. We believe this allows us to leverage other fixed store operating expenses. In addition, we believe that third party plans generate additional general merchandise sales by increasing customer traffic in the stores. As of March 31, 2001, we had contracts with over 200 third party plans, including every major third party plan in our market areas. No single plan or customer accounted for 10% or more of our total chain sales.

    During 1999, we launched a new service initiative aimed at improving customer service at our higher volume pharmacies, the first of its kind in the drugstore industry. This service is a central fill facility, which receives orders via Internet, phone or fax from customers and physicians, determines which prescriptions can be most efficiently filled centrally and forwards the balance to the local stores. The selected prescriptions are filled and then delivered to the store in advance of the scheduled pickup, thereby reducing waiting times during peak periods.

    We believe the central fill facility has several distinct advantages. One is improved inventory management, since stores supported by the facility may reduce their on-hand quantities of slower turning drugs. We believe this is a substantial advantage because a majority of available drugs are prescribed only rarely. The 1,000 most popular drugs sold by us account for more than 80% of all purchases, with the remaining 1,600 accounting for less than 20%. We believe it is more efficient to keep the bulk of this inventory in a central location rather than spread throughout the stores.

    Dispensing accuracy can be also improved through the central fill facility because it permits the purchase of large, automated dispensing machines, which would be too expensive for individual stores. We believe the cost of filling prescriptions is reduced and customer service is enhanced because in-store pharmacy staff members have more time to handle prescriptions required on a more immediate basis, as well as to provide customer counseling. During fiscal 2000, we moved the central fill facility to a new, larger location, enhanced its telephone system and expanded the service to 24 stores. It now serves 32 stores, and we plan to expand it to serve approximately 80 stores by the end of fiscal 2001. During 2000, our central fill facility handled approximately 100 prescriptions a day. At April 30, 2001, the number was approximately 500 per day.

    Another important component of our pharmacy growth strategy is the continued acquisition of prescription files from independent pharmacies in market areas currently served by existing Duane Reade stores. In fiscal 2000, we purchased the prescription files of 13 independent pharmacies for an aggregate total of $3.4 million. Independent pharmacies tend to have a higher proportion of customers that are not affiliated with third party plans, which provide incremental revenue and higher margin contribution. When appropriate, we will retain the services of the pharmacist, whose personal relationship with the customers generally maximizes the retention rate of the purchased file. Since 1996, we have experienced an estimated 80% customer retention rate with respect to prescription files acquired. Given the large number of independent pharmacies in metropolitan New York, we believe that these stores will provide additional future acquisition opportunities.

    All of our pharmacies are linked by computer systems which enable them to provide customers with a broad range of services. Our pharmacy computer network profiles customer medical and other relevant information, supplies customers with information concerning their drug purchases for income tax and insurance purposes, and prepares prescription labels and receipts. The computer network also expedites transactions with third party plans by electronically transmitting prescription information directly to the third party plan and providing on-line adjudication. At the time of sale, on-line adjudication confirms customer eligibility, prescription coverage and pricing and co-payment requirements and automatically bills the respective plan. On-line adjudication also reduces losses from rejected claims and eliminates a portion of our paperwork for billing and collection of receivables and related costs.

    During 2000, we made additional improvements to our pharmacy services, including:

  •
  Wireless Prescriptions. Under a strategic partnership with a technology provider, we are establishing a program under which doctors may enter prescriptions on an electronic terminal that will transmit them to our stores in a clearly printed form.

  •
  Prescription Scanning. New technology currently in all of our stores allows the pharmacy to scan information about each prescription into a data base, which helps to improve record-keeping and avoid errors. This system augments existing programs that profile customer medical information, including possible harmful drug interactions, and automatically determines the amount that will be paid by third party plans.

  •
  Improved Deliveries. In the past, we guaranteed same-day deliveries of prescriptions ordered three hours before store closing. Now, deliveries of prescriptions for acute illnesses are guaranteed to arrive within an hour in several Manhattan neighborhoods, and medicines for chronic conditions within three hours. We made 200,000 deliveries in 2000, compared to 25,000 in 1997.

  •
  Long-term Supply Agreements. As our management information systems have improved, our ability to forecast pharmacy inventory needs has improved as well. This improvement has allowed us to enter into long-term supply agreements with drug distributors, which helps to lower prices and maintain uninterrupted supply.

Internet

    In 1999, we launched an interactive website, "www.duanereade.com," which customers may use to access company information, fill prescriptions and purchase over-the-counter medications as well as health and beauty care products and other non-pharmacy items. Internet-based purchases are available for both front-end and pharmacy products and can be delivered directly to the customer or made available at the customer's store of choice for pickup. We were one of the first major drugstore chains to offer full service internet retailing to our customers. Our strategy has been to develop the website as an additional vehicle to deliver superior customer service, further supporting our strength as a "brick-and-mortar" retailer. While sales generated on the website to date have been immaterial to our business overall, we believe "www.duanereade.com" has positioned us to exploit internet business as it may develop in the future.

Store Operations

    Our stores range in size from 1,600 to 14,700 square feet, with an average of 7,166 square feet per store. Our stores are designed to facilitate customer movement and to minimize inventory shrink. We believe that providing wide, straight aisles and well-stocked shelves allows customers to find merchandise easily and allows store managers, security guards, cashiers and stock clerks to effectively monitor customer behavior. We attempt to group merchandise logically in order to enable customers to locate items quickly and to stimulate impulse purchases.

    We establish each store's hours of operation in an attempt to best serve customer traffic patterns and purchasing habits and to optimize store labor productivity. Stores in Manhattan's business districts are generally open five days a week. In residential and appropriate business/shopping districts, stores are open six or seven days a week, with a heavy emphasis on convenient, early morning openings and late evening closings. At April 30, 2001, 27 of our stores were open 24 hours a day, 365 days a year. We intend to continue to identify stores in which extended operating hours would improve customer service and convenience and contribute to our profitability. Many of our stores offer delivery services as an added customer convenience. Customers can arrange for delivery by phone, fax, Internet or at the store. Each store is supervised by one store manager and one or more assistant store managers. Stores are supplied by deliveries from our warehouse in Queens an average of three times per week, allowing the stores to maintain a high in-stock position, maximize utilization of store selling space and minimize inventory required to be held on hand.

    We attempt to mitigate inventory shrink through:

  •
  the employment of full time security guards in each store,

  •
  the use of a state-of-the-art Electronic Article Surveillance, or EAS, system that detects unremoved EAS tags on valuable or easily concealed merchandise, and

  •
  merchandise delivery and stocking during non-peak hours.

    Additionally, we train all store and warehouse employees to monitor inventory shrink. We staff a full-time team of loss prevention professionals and use an anonymous call-in line to allow employees to report instances of theft. We also monitor employee behavior and conduct ongoing audits of warehouse picking and receiving. We believe that these programs improve our control over inventory shrink, which tends to be higher in the urban markets within which our stores are located.

Purchasing and Distribution

    We purchase approximately 96% of our non-pharmacy merchandise directly from manufacturers. We distribute approximately 86% of our non-pharmacy merchandise through our warehouse and receive direct-to-store deliveries for approximately 14% of our non-pharmacy purchases. Direct-to-store deliveries are made for greeting cards, photofinishing, convenience foods and beverages. In total, we purchase from over 1,000 vendors. We believe that there are ample sources of supply for the merchandise we currently sell, and that the loss of any one non-pharmacy supplier would not have a material effect on our business.

    We manage purchasing through a combination of forward buying and vendor discount buying in ways that we believe maximize our buying power. For example, we use a computerized forecasting and investment program that is designed to determine optimal forward buying quantities before an announced or anticipated price increase has been implemented. By forward buying, we stock up on regularly carried items when manufacturers temporarily reduce the cost of goods or when a price increase has been announced or is anticipated.

    We generally purchase prescription medications under long-term supply agreements. Substantially all of our pharmacy inventory is shipped directly to stores on a consignment basis.

    We currently operate one warehouse, which is centrally located in Queens, New York within five miles of approximately 85% of our stores. The warehouse contains approximately 475,000 square feet devoted to inventory. The close proximity of the warehouse to the stores allows us to supply the stores frequently, thereby minimizing inventory and maximizing distribution economies. We also operate a fleet of trucks and vans, which we use for deliveries from the warehouse to the stores.

Advertising and Promotion

    We regularly promote key items at reduced retail prices during promotional periods. We use store windows and in-store signs to communicate savings and value to shoppers. Additionally, we distributed over 77 million bags with the highly recognizable Duane Reade logo in 2000, helping to promote our name throughout metropolitan New York. We also use full color circulars to announce new stores and heavily circulate them in local areas to attract customers. We usually do not rely heavily on distributed print or broadcast media to promote our stores. Rather, because of our strong brand recognition and high-traffic locations, we typically rely on in-window displays as our primary method of advertising. We use radio advertising that focuses on our pharmacy business, highlighting services enhanced by the modern pharmacy computer system, pharmacist accessibility and enhanced convenience.

    In November 1999, we launched the Dollar Rewards Club, the first chain-wide "loyalty card" in the drugstore industry, to provide frequent shoppers with customer discounts. By the end of that year, approximately 750,000 customers were members of this club. During fiscal 2000, membership rose to approximately 1.5 million and currently has almost 1.7 million members. The average Dollar Rewards card member spends 40% more per visit than does a non-member. The loyalty card also enables us to tailor many of our promotions to the needs of these more frequent shoppers. Members may use their loyalty cards when making purchases through our website.

Properties; Leases

    As of April 30, 2001, we were operating stores in the following locations:

Location	Total
Manhattan, NY	108
Queens, NY	22
Brooklyn, NY	19
Nassau County, NY	11
Bronx, NY	8
Westchester County, NY	5
Staten Island, NY	5
Suffolk County, NY	3
New Jersey	3

Total	184

    Store leases are generally for 15-year terms. The average year of expiration for stores operating as of April 30, 2001 is 2010. Lease rates are generally subject only to increases based on inflation, real estate tax increases or maintenance cost increases. The following table sets forth the lease expiration dates of our leased stores over the five-year period commencing with the present year and ending in 2005, and thereafter. Of the 39 stores with leases expiring in the next five years, 13 have renewal options.

Year	Number of Stores
2001	3
2002	13
2003	7
2004	8
2005	8
Thereafter	145

    We occupy 49,000 square feet for our corporate headquarters, located in Manhattan, New York, under leases that expire in 2006 and 2008. We occupy a 475,000 square foot warehouse in Queens, New York, under a lease that expires in 2017.

    We lease all of our stores, corporate headquarters and warehouse. We have succeeded historically in renewing most of our leases when they have expired. We cannot assure you, however, that we will continue to be able to renew our leases on acceptable terms or at all. If we are unable to renew our leases as they expire or find other favorable locations at acceptable lease rates, our inability may adversely affect our ability to do business.

Management Information Systems

    We currently have modern pharmacy and inventory management information systems. The pharmacy system, which is known as PDX, has reduced the processing time for electronic reimbursement approval for prescriptions, and our warehouse inventory management systems have allowed us to increase our inventory turns. We use scanning point of sale, or POS, systems in each of our stores. These systems allow better control of pricing, inventory and shrink, while maximizing the benefits derived from the other parts of our systems application development program. POS also provides sales analysis that allows for improved labor scheduling and helps optimize product shelf space allocation and design by allowing detailed analysis of stock-keeping unit sales.

    During the fourth quarter of fiscal 1999, we implemented a computer-assisted merchandise replenishment system for store orders sourced through our distribution center. This system uses item-specific and store-specific sales history to produce "suggested" orders for each store, which can be accepted or modified by the stores before being released to the distribution center. The system is fully automated and improves in-stock conditions at reduced inventory levels. The system has been fully operational in our entire chain since the middle of fiscal 2000.

    During fiscal 2000, we introduced radio frequency hand held scanning devices to our stores. These devices communicate directly with our central processor located at our headquarters facility and permit real-time updates of adjustments to on-hand quantities in our perpetual inventory system. We also use these devices to support inventory ordering, transfers, price changes and direct store deliveries. We completed the installation of these devices during the first quarter of fiscal 2001.

Competition

    Our stores compete on the basis of, among other things, convenience of location and store layout, product mix, selection, customer service and price. The metropolitan New York drugstore market is highly fragmented due to the complexities and costs of doing business in the most densely populated area of the country. The diverse labor pool, local customer needs and complex real estate market in New York City all favor regional chains and independents that are familiar with the market. We tailor our store format to meet all of these requirements, and this has proven successful in both the business and residential neighborhoods of Manhattan, as well as the outer boroughs and surrounding areas.

    Our primary competition comes from approximately 700 independent locations in New York City as well as stores operated by major drug store chains including CVS, Rite Aid, Eckerd and Walgreens. We believe that we have significant competitive advantages over independent drugstores in New York City. These include purchasing economies of scale, a centrally located warehouse that minimizes store inventory and maximizes selling space, a full line of in-stock, brand name merchandise and a convenient store format. Against major drug chain competition, Duane Reade enjoys the advantages of a centrally located warehouse and a larger number of convenient locations.

Government Regulation

    Our business is subject to extensive federal, state and local regulations. These regulations cover required qualifications, day to day operations, reimbursement and documentation of activities. We continuously monitor the effects of regulatory activity on our pharmacy and non-pharmacy related operations.

    Licensure and Registration Laws.  States generally require that companies operating a pharmacy within the state be licensed by the state board of pharmacy. We currently have pharmacy licenses for each pharmacy we operate in New York and New Jersey. In addition, our pharmacies and distribution facility are registered with state and federal authorities under statutes governing the regulation of controlled substances. Pharmacists who provide services on our behalf are required to obtain and maintain professional licenses and are subject to state regulations regarding professional standards of conduct. Each of our pharmacists located in New York are licensed by the State of New York. The State of New Jersey licenses the pharmacies and pharmacists employed at our stores in Newark, Bayonne and Edgewater, New Jersey.

    Medicare and Medicaid.  The pharmacy business operates under regulatory and cost containment pressures from federal and state legislation primarily affecting Medicaid and, to a lesser extent, Medicare.

    We receive reimbursement from government sponsored third-party plans, including Medicaid and Medicare, non-government third-party plans such as managed care organizations and also directly from individuals (i.e., private-pay). For the fiscal year ended December 31, 2000, our pharmacy payor mix, as a percentage of total pharmacy sales, was approximately 65% managed care organizations, 19% Medicaid/Medicare and 16% private-pay. Pricing for private-pay patients is based on prevailing regional market rates. However, federal law and regulations contain a variety of requirements relating to the reimbursement and furnishing of prescription drugs under Medicaid. First, states are given authority, subject to applicable standards, to limit or specify conditions for the coverage of some drugs. Second, as discussed below, federal Medicaid law establishes standards for pharmacy practice, including patient counseling and drug utilization review. Third, federal regulations impose reimbursement requirements for prescription drugs furnished to Medicaid beneficiaries. Prescription drug benefits under Medicare, however, are significantly more limited than those available under Medicaid at this time. In addition to requirements required by federal law, states have substantial discretion in determining administrative, coverage, eligibility and reimbursement policies under their respective state Medicaid programs that may affect our pharmacy operations.

    The Medicare and Medicaid programs are subject to statutory and regulatory changes, retroactive and prospective rate adjustments, administrative rulings, executive orders and freezes and funding restrictions, all of which may significantly impact our pharmacy operations. We cannot assure you that payments for pharmaceuticals under the Medicare and Medicaid programs will continue to be based on current methodologies or even remain similar to present levels. We may be subject to rate reductions as a result of federal budgetary or other legislation related to the Medicare and Medicaid programs.

    Referral Restrictions.  We are subject to federal and state laws governing financial and other arrangements between health care providers. Commonly referred to as the Fraud and Abuse laws, these laws prohibit certain financial relationships between pharmacies and physicians or other referral sources. Violations of these laws and regulations could subject us to fines, pharmacy shutdowns and possible exclusion from participation in federal healthcare programs such as Medicare and Medicaid. Changes in these healthcare laws or new interpretations of the existing laws may affect our pharmacy business.

    Drug Use Review.  The Omnibus Budget Reconciliation Act of 1990, or OBRA 90, establishes a number of regulations regarding state Medicaid prescription drug benefits. Although OBRA 90 primarily focuses on drug manufacturers' obligations to provide drug rebates under state Medicaid programs, it also requires states to create drug use review, or DUR, requirements in order to combat fraud, abuse, gross overuse, inappropriate or medically unnecessary care as well as to educate patients about potential adverse reactions. DUR requires pharmacists to discuss with patients relevant information in connection with dispensing drugs to patients. This information may include the name and description of the medication, route and dosage form of the drug therapy, special directions and precautions for patients, side effects, storage, refill and what a patient should do upon a missed dosage. Under DUR requirements, pharmacists are also required to take reasonable efforts to obtain the patient's identification information, medical and drug reaction history and to keep notes relevant to an individual's drug therapy. Our pharmacists provide the required drug use consultation with our customers.

    Healthcare Information Practices.  The Health Insurance Portability and Accountability Act of 1996, or HIPAA, sets forth health information standards in order to provide guidelines for electronic transactions and code sets, unique provider, employer, health plan and patient identifiers, security and electronic signatures as well as protecting privacy in the exchange of identifiable health information. The Department of Health and Human Services, or DHHS, has released two rules mandating compliance with the standards set forth under HIPAA. First, our pharmacies will be required to implement the uniform standards governing common healthcare transactions by October 16, 2002. Second, DHHS' issuance of new standards relating to the privacy of the use and disclosure of individually identifiable health information will require compliance with these standards from our pharmacies by April 14, 2003. Rules governing the security of health information have been proposed but have not yet been issued in final form.

    We are evaluating the effect of the HIPAA standards and are taking steps to achieve compliance. At this time, management anticipates that our pharmacies will be able to comply with the HIPAA requirements that have been adopted. However, management is not in the position to either estimate the cost of compliance with the existing HIPAA requirements or predict the cost of compliance with HIPAA requirements that have not yet been finalized. Noncompliance with HIPAA may result in criminal penalties and civil sanctions. The new and proposed HIPAA standards will likely have a significant effect on the manner in which our pharmacies' health information exchange takes place in the near future. The cost of compliance, as a result, could significantly impact our business, financial condition, results of operation or cash flow. In addition to the HIPAA restrictions relating to the exchange of healthcare information, states have adopted laws protecting the confidentiality of patient information which impacts the manner in which pharmacy records are maintained.

    Healthcare Reform and Federal Budget Legislation.  In recent years, Congress has passed a number of federal laws that have created major changes in the healthcare system. In December 2000, the Medicare, Medicaid and SCHIP Benefits Improvement and Protection Act of 2000, or BIPA, was signed into law. Generally, BIPA, which became effective in April 2001, includes provisions designed to further mitigate the reimbursement cuts contained in the Balanced Budget Act of 1997. BIPA also clarifies the government's policy with regard to coverage of drugs and biologics, and addresses certain reimbursement issues. BIPA mandated a study by the General Accounting Office regarding payment for drugs and biologics under Medicare Part B, and requires the General Accounting Office to report to the secretary of the DHHS specific recommendations for revised payment methodologies. BIPA established a temporary moratorium on direct or indirect reductions, but not increases, in payment rates in effect on January 1, 2001, until the Secretary reviews the General Accounting Office report.

    BIPA also addresses attempts to modify the calculation of average wholesale prices of drugs, upon which Medicare and Medicaid pharmacy reimbursement is based. The federal government has been actively investigating whether pharmaceutical manufacturers have been manipulating average wholesale prices. In May 2000, the Health Care Financing Administration, or HCFA, proposed using new pricing data from the Department of Justice for updating Medicare reimbursement allowances for drugs and biologics, although HCFA withdrew its proposal in November 2000, citing the likelihood of Congressional action in this area.

    It is uncertain at this time what additional health care reform initiatives, including a Medicare prescription drug benefit, if any, will be implemented, or whether there will be other changes in the administration of governmental health care programs or interpretations of governmental policies or other changes affecting the healthcare system. We cannot assure you that future health care or budget legislation or other changes will not materially adversely impact our pharmacy business.

    Non-Healthcare Licenses.  We have been granted cigarette tax stamping licenses from the State of New York and from the City of New York, which permit us to buy cigarettes directly from the manufacturers and stamp the cigarettes ourselves. Our stores possess cigarette tax retail dealers licenses issued by the State of New York, the City of New York and the State of New Jersey. In addition, a number of our stores possess beer licenses issued by the State of New York. We seek to comply with all of these licensing and registration requirements and continue to actively monitor our compliance. By virtue of these license and registration requirements, we are obligated to observe certain rules and regulations, and a violation of these rules and regulations could result in suspension or revocation of one or more licenses or registrations and/or the imposition of monetary penalties or fines.

Employees

    As of March 31, 2001, we had approximately 5,700 employees, 80% of whom were full-time. Approximately 3,900 of our employees are represented by unions. Non-union employees include employees at corporate headquarters, employees at our personnel office, store management and most part-time employees. The distribution facility employees are represented by the International Brotherhood of Teamsters, Chauffeurs and Warehousemen and Helpers of America, Local 815. Our three-year contract with this union expires on August 31, 2002. Store employees are represented by the Allied Trades Council and certain stores are represented by Local 340A New York Joint Board, Unite AFL-CIO. Our contract with the Allied Trades Council expires August 31, 2001. The contract with Local 340A New York Joint Board, Unite expires March 31, 2004. We believe that our relations with our employees are good. Recently, we have implemented a series of training programs for our employees, which are designed to reduce turnover, improve productivity and enhance their ability to assist customers.

Trademarks

    The name "Duane Reade" and the "DR" logo are registered trademarks. We believe that we have developed strong brand awareness within the New York City area. As a result, we regard the Duane Reade logo as a valuable asset. In addition, in connection with the Rock Bottom acquisition, we acquired the "Rock Bottom" name and the "Rock Bottom" logo, each of which is a registered trademark.

Litigation

    We are a party to legal actions arising in the ordinary course of business. Based on information presently available to us, we believe that we have adequate legal defenses or insurance coverage for these actions and that the ultimate outcome of these actions will not have a material adverse effect on us.

MANAGEMENT

Directors and Executive Officers

    The following table sets forth the name, age and position of each of our directors and executive officers:

Name	Age	Position
Anthony J. Cuti	55	Chairman, Chief Executive Officer and President
John K. Henry	51	Senior Vice President and Chief Financial Officer
Gary Charboneau	56	Senior Vice President—Sales and Merchandising
Jerry M. Ray	53	Senior Vice President—Store Operations
William J. Tennant	53	Senior Vice President—Planning & Logistics
Nicole S. Arnaboldi	42	Director
David L. Jaffe	42	Director
David W. Johnson	69	Director
Carl M. Pradelli	34	Director
Kevin Roberg	50	Director
William Simon	62	Director

    Anthony J. Cuti has been our Chairman, President and Chief Executive Officer since April 1996. Prior to joining Duane Reade, Mr. Cuti served as President and as a member of the Board of Directors of Supermarkets General and Pathmark Stores, Inc. from 1993 to 1996 and, prior to being named President of Supermarkets General and Pathmark, Mr. Cuti was Executive Vice President and Chief Financial Officer of Supermarkets General. From 1984 to 1990, he was the Chief Financial Officer of the Bristol-Myers International Group of the Bristol-Myers Company and prior to that was employed by the Revlon Corporation.

    John K. Henry has been our Senior Vice President, Chief Financial Officer and Secretary since August 1999. Prior to joining Duane Reade, Mr. Henry was Senior Vice President and Chief Financial Officer of HPD Holdings Corp., d/b/a Global Household Brands, from 1998 to 1999, Executive Vice President and Chief Financial Officer of Rickel Home Centers from 1994 to 1998 and Vice President of Finance of Supermarkets General Holdings Corporation from 1992 to 1994.

    Gary Charboneau has been our Senior Vice President in charge of Sales and Merchandising since February 1993. Prior to joining Duane Reade, Mr. Charboneau held various positions at CVS Corporation, a retail drugstore chain, from 1978 to February 1993, most recently as Executive Vice President.

    Jerry M. Ray has been our Senior Vice President in charge of Store Operations since July 1996 and served as Vice President of Pharmacy Operations from April 1995 to June 1996. From 1991 to 1994, Mr. Ray served as President and CEO of Begley Drugstores, Inc.

    William J. Tennant has been our Senior Vice President in charge of Planning and Logistics since August 1999. Prior to that, Mr. Tennant was our Senior Vice President, Chief Financial Officer and Secretary since February 1997. Prior to joining Duane Reade, Mr. Tennant was Senior Vice President and Chief Financial Officer of Tops Appliance City, Inc., a consumer electronics retailer, from 1993 to 1996. From 1986 to 1993, Mr. Tennant served as Vice President and Controller for The Great Atlantic & Pacific Tea Company.

    Nicole S. Arnaboldi has been a Director since June 1997. Ms. Arnaboldi serves as a Managing Director and Chief Operating Officer-Funds Management at CSFB Private Equity, Inc. since the acquisition of Donaldson, Lufkin and Jenrette Securities Corporation, or DLJ, by Credit Suisse First Boston in November 2000. Prior to this acquisition, Ms. Arnaboldi was a Managing Director of DLJ Merchant Banking II, Inc. She joined the DLJ Merchant Banking group in March 1993 after six years with The Sprout Group, the venture capital affiliate of DLJ Merchant Banking II, Inc.

    David L. Jaffe has been a Director since June 1997. Since May 1, 2001, Mr. Jaffe has been a Managing Director of Centre Partners Management LLP. Mr. Jaffe was previously a Managing Director at CSFB Private Equity, Inc. since the acquisition of DLJ by Credit Suisse First Boston in November 2000. Prior to this acquisition, Mr. Jaffe was a Managing Director of DLJ Merchant Banking, Inc. Mr. Jaffe joined DLJ in 1984 and became a Managing Director of DLJ Merchant Banking, Inc. in 1995. He currently sits on the Board of Directors of Target Media Partners (Toronto Stock Exchange).

    David W. Johnson has been a Director since February 1998. Mr. Johnson was Chairman of Campbell Soup Company from 1993 to 1999 and, following a brief retirement, returned as Chairman from March 2000 to January 2001. Mr. Johnson was also President and Chief Executive Officer of Campbell from January 1990 to July 1997. From 1987 to 1990, he variously served as Chairman, Chief Executive Officer and President of Gerber Products Company. In 1982, Mr. Johnson served as President and Chief Executive Officer of Entenmann's, Inc. From 1972 to 1982, Mr. Johnson held several senior positions with Warner-Lambert. Mr. Johnson began his business career as a management trainee at Colgate Australia in 1959 and after a series of promotions became General Manager of Colgate's South African subsidiary in 1967. Mr. Johnson is a director of Colgate Palmolive Company and serves on the Advisory Counsel for the University of Notre Dame College of Business Administration as well as the University of Chicago's Graduate School of Business.

    Carl M. Pradelli has been a Director since May 2000. Mr. Pradelli is a Director in the Investment Banking Division of Credit Suisse First Boston Corporation. Previously, Mr. Pradelli was a Senior Vice President of DLJ, which he joined in 1988. Mr. Pradelli received his B.S. in Business from New York University and his M.B.A. from the Wharton School of the University of Pennsylvania.

    Kevin Roberg has been a Director since February 1998. Mr. Roberg is currently a private investor and since 1999 has been a General Partner of Delphi Ventures, a health care venture capital fund. From 1998 to 1999, Mr. Roberg was the Founder and a Principal of Kelsey Capital Investments, a private investment firm. From 1995 to 1998, Mr. Roberg served as Chief Executive Officer and President of ValueRx, Inc. Prior to serving in this position, Mr. Roberg served as Chief Executive Officer and President of Medintell Systems Corporation, which was acquired by ValueRx in 1995. From 1994 to 1995, Mr. Roberg served as President-Western Health Plans and President-PRIMExtra, Inc. for EBP Health Plans, Inc. Mr. Roberg served as Division President and Chief Operating Officer of Diversified Pharmaceutical Services, a subsidiary of United HealthCare Corporation, from 1990 to 1994. Mr. Roberg is a director of Accredo Health, Inc. and the American Society of Health System Pharmacy Foundation and serves as a diplomat of the College of Healthcare Executives.

    William Simon has been a Director since February 2001. Mr. Simon has been the Executive Vice President—Latin American Consulting since 1999 and Executive Vice President—International Consulting since 2000 of KPMG Consulting, Inc. (NASDAQ). Since 1993, Mr. Simon has served as a National Managing Partner for KPMG LLP in charge of the Manufacturing, Retailing & Distribution Practice and as a Member of the Firm's Management Committee. Prior to that assignment, Mr. Simon held several senior partner positions at KPMG LLP, including Area Managing Partner for the Pacific Southwest and as the Partner in Charge of KPMG's Management Consulting Practice, Audit Practice and New York Office Audit Practice.

    Each of our directors serves until the 2002 annual meeting of stockholders and until a successor is duly elected and qualified or until the earlier of his or her death, resignation or removal. Our executive officers are elected by, and serve at the discretion of, the board of directors.

PRINCIPAL AND SELLING STOCKHOLDERS

Principal Stockholders

    The following table provides summary information regarding the beneficial ownership of our outstanding common stock as of May 18, 2001 for:

  •
  our chief executive officer and each of our four other highest paid executive officers;

  •
  each of our directors;

  •
  all of our directors and executive officers as a group; and

  •
  each person or group who beneficially owns more than 5% of our capital stock on a fully diluted basis.

    Beneficial ownership of shares is determined under the rules of the Securities and Exchange Commission and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as indicated by footnote, and subject to applicable community property laws, each person identified in the table possesses sole voting and investment power with respect to all shares of common stock held by him or her. Shares of common stock subject to options currently exercisable or exercisable within 60 days of May 18, 2001 and not subject to repurchase on that date are deemed outstanding for calculating the percentage of outstanding shares of the person holding these options, but are not deemed outstanding for calculating the percentage of any other person.

    Unless otherwise noted, the address for each director and executive officer is c/o Duane Reade Inc., 440 Ninth Avenue, New York, New York 10001.

	Beneficial Ownership
Name of Beneficial Owner
	Shares	Percent
Directors and Executive Officers:
Anthony J. Cuti	947,052	4.9%
John K. Henry	20,000	*
Gary Charboneau	334,716	1.8
Jerry M. Ray	221,493	1.2
William J. Tennant	124,778	*
Nicole S. Arnaboldi(1)	—	—
David L. Jaffe	—	—
David W. Johnson	11,000	*
Carl M. Pradelli	—	—
Kevin Roberg	12,800	*
William Simon	1,000	*
All executive officers and directors as a group (11 persons)	1,672,839	8.4
5% Owners:
Credit Suisse Group(2)	8,319,110	44.9%
T. Rowe Price Associates, Inc.(3)	2,110,300	11.4
Westport Asset Management, Inc.(4)	1,695,100	9.1
Delaware Management Holdings(5)	1,603,748	8.7

*
Less than 1%.

(1)
Ms. Arnaboldi is a managing director of CSFB Private Equity, Inc., an affiliate of the DLJMB Entities. As a result, Ms. Arnaboldi may be deemed to beneficially own the shares of common stock held by all of these entities. Ms. Arnaboldi expressly disclaims beneficial ownership of these shares.

(2)
Information based on Schedule 13G filed with the Securities and Exchange Commission on February 14, 2001. Includes all shares reported by Credit Suisse First Boston, a Swiss bank, on behalf of itself and its subsidiaries, to the extent that they constitute a part of the Credit Suisse First Boston business unit. The shares are held directly by (a) direct and indirect subsidiaries of Credit Suisse First Boston, Inc., an indirect subsidiary of Credit Suisse First Boston, (b) merchant banking funds advised by subsidiaries of Credit Suisse First Boston (USA), Inc, and (c) Credit Suisse First Boston Corporation, a wholly owned subsidiary of Credit Suisse First Boston (USA), Inc., in proprietary trading and investment accounts. Includes all of the shares beneficially owned by the DLJMB Entities. Credit Suisse First Boston and the owners of the shares described above have shared voting power and shared dispositive power over these shares. Credit Suisse First Boston's address is Uetlibergstrasse 231, P.O. Box 900, CH-8070, Zurich, Switzerland.

(3)
Information based on Schedule 13G filed with the Securities and Exchange Commission February 14, 2001. Includes all shares reported by T. Rowe Price Associates, Inc., an investment advisor registered under the Investment Advisors Act of 1940, and T. Rowe Price New Horizons Fund, Inc. under agreement to file jointly on Schedule 13G. T. Rowe Price Associates has sole voting power with respect of 274,000 of these shares and sole dispositive power over all of these shares. T. Rowe Price's address is 100 E. Pratt Street, Baltimore, Maryland 21202.

(4)
Information based on Schedule 13G filed with the Securities and Exchange Commission February 15, 2001. Westport Asset Management, Inc. has sole voting power with respect to 269,800 of these shares and sole dispositive power over 269,800 of these shares. Westport Asset Management's address is 253 Riverside Avenue, Westport, Connecticut 06880.

(5)
Information based on Schedule 13G filed with the Securities and Exchange Commission February 7, 2001. Includes all shares reported by Delaware Management Holdings, a parent holding company that includes Delaware Management Business Trust. Delaware Management Holdings has sole voting power with respect to 1,589,986 of these shares and sole dispositive power over 1,569,848 of these shares. Delaware Management Holdings' address is 2005 Market Street, Philadelphia, Pennsylvania 19108.

Selling Stockholders

    The following table sets forth certain information with respect to the common stock held by each selling stockholder as of May 18, 2001 and as adjusted to reflect the sale of 3,000,000 shares by the selling stockholders in this offering.

	Beneficial Ownership Prior to Offering			Beneficial Ownership After Offering
Name			Shares Being Offered
	Shares	Percent		Shares	Percent
DLJMB Entities(1):
DLJ Merchant Banking Partners II, L.P.	5,223,192	28.2%	1,734,185	3,489,007	15.4%
DLJ Merchant Banking Partners II-A, L.P.	208,012	1.1	69,063	138,949	*
DLJ Offshore Partners II, C.V.	256,849	1.4	85,278	171,571	*
DLJ Diversified Partners, L.P.	305,371	1.6	101,388	203,983	*
DLJ Diversified Partners-A, L.P.	113,405	*	37,652	75,753	*
DLJMB Funding II, Inc.	927,352	5.0	307,896	619,456	2.7
DLJ Millennium Partners, L.P.	84,453	*	28,040	56,413	*
DLJ Millennium Partners-A, L.P.	16,471	*	5,469	11,002	*
DLJ EAB Partners, L.P.	23,452	*	7,786	15,666	*
DLJ First ESC, L.P.	995,011	5.4	330,360	664,651	2.9
UK Investment Plan 1997 Partners	138,196	*	45,883	92,313	*

Total DLJMB Entities	8,291,764	44.7	2,753,000	5,538,764	24.4
Directors and Executive Officers(2):
Anthony J. Cuti	947,052	4.9%	100,000	847,052	3.6%
Gary Charboneau	334,716	1.8	42,000	292,716	1.3
Jerry M. Ray	221,493	1.2	50,000	171,493	*
William J. Tennant	124,778	*	55,000	69,778	*

*
Less than 1%.

(1)
The number of shares and percentages set forth opposite each entity under this heading reflect record ownership and not beneficial ownership. The subtotals, however, have been calculated in accordance with the beneficial ownership rules. The following related investors have been aggregated for beneficial ownership purposes: DLJ Merchant Banking Partners II, L.P.; DLJ Merchant Banking Partners II-A, L.P.; DLJ Offshore Partners II, C.V.; DLJ Diversified Partners, L.P.; DLJ Diversified Partners-A, L.P.; DLJMB Funding II, Inc.; DLJ Millennium Partners, L.P.; DLJ Millennium Partners-A, L.P.; DLJ EAB Partners, L.P.; DLJ First ESC, L.P.; and UK Investment Plan 1997 Partners. See "Certain Relationships and Related Party Transactions." The address of each of these investors is 277 Park Avenue, New York, New York 10172, except for the address of DLJ Offshore Partners II, C.V., which is John B. Gorsiraweg 14, Wellemstad, Curacao, Netherlands Antilles.

(2)
After this offering, our directors and executive officers as a group will beneficially own 1,425,839 shares, representing approximately 5.7% of our then outstanding capital stock.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

CSFB/DLJMB Relationships

    In June 1997, the DLJMB Entities and some of their affiliates purchased an aggregate of 9,383,420 shares of our common stock representing approximately 92% of our then outstanding common stock. The aggregate purchase price for these shares was approximately $78.7 million, or approximately $8.33 per share. Concurrently with this acquisition, all of our shareholders other than members of management signed a stockholders and registration rights agreement. See "—Stockholders and Registration Rights Agreement." DLJ Merchant Banking Partners II, Inc. is the managing general partner of DLJ Merchant Banking Partners II, L.P. Ms. Arnaboldi, a Duane Reade director, was a Managing Director of DLJ Merchant Banking Partners II, Inc. and is currently a Managing Director of CSFB Private Equity, Inc., the successor to DLJ Merchant Banking Partners II, Inc. Mr. Jaffe, a director of Duane Reade, was also a Managing Director of DLJ Merchant Banking Partners II, Inc., and until March 2001 was a Managing Director of CSFB Private Equity, Inc. Mr. Pradelli, a director of Duane Reade, was a Senior Vice President of DLJ and is currently a Director with Credit Suisse First Boston Corporation, the successor to DLJ.

    On March 17 and October 31, 2000, we amended and restated our senior credit agreement in which DLJ Capital Funding, Inc., an affiliate of Credit Suisse First Boston Corporation, acted as the manager and syndication agent.

Loan Agreements

    On November 9, 1998, upon unanimous approval of our board of directors, we extended a $2.0 million loan to Mr. Cuti. For so long as our senior credit agreement is outstanding, this loan bears interest at the rate of interest we pay on the revolving loans outstanding under our senior credit agreement. Thereafter, Mr. Cuti's loan will bear interest at LIBOR plus 300 basis points. The loan becomes due upon the earliest to occur of (1) the termination of Mr. Cuti's employment, (2) the termination of Mr. Cuti's employment agreement, (3) any sale by Mr. Cuti of 15% or more of our common stock held by Mr. Cuti or (4) November 9, 2003. Pursuant to an amendment to Mr. Cuti's employment agreement entered into on May 18, 2001, we have agreed to forgive all or a portion of this loan under the circumstances described below under "—Amendment to Mr. Cuti's Employment Agreement."

    Pursuant to the terms of Mr. Cuti's employment agreement and a secured loan agreement and related agreements among Mr. Cuti, Duane Reade and DLJ, on November 20, 1997, Mr. Cuti borrowed $1.0 million from DLJ, which is now Credit Suisse First Boston Corporation. The loan is secured by Mr. Cuti's pledge to Credit Suisse First Boston Corporation of a portion of his options granted under our 1997 equity participation plan and all common stock and other proceeds payable upon exercise or other disposition of these options. The loan is subject to interest at the Federal Mid-Term Rate as in effect from time to time and is generally payable in five equal installments commencing within 30 days after Mr. Cuti has the ability to receive cash in exchange for any of the securities he pledged. In addition, we may apply any amounts to which Mr. Cuti is entitled upon termination of employment to repayment of the loan. The amendment to Mr. Cuti's employment agreement further provides that we will pay on his behalf or assume all or a portion of this loan under the circumstances described below under "—Amendment to Mr. Cuti's Employment Agreement." The loan documents permit Credit Suisse First Boston Corporation to assign the loan to specified affiliates, including Duane Reade, and we are obligated, pursuant to Mr. Cuti's employment agreement, to assume the loan from Credit Suisse First Boston Corporation as soon as practicable after Duane Reade and Credit Suisse First Boston Corporation agree that Duane Reade may do so. At May 21, 2001, Credit Suisse First Boston Corporation had not exercised this election.

    On June 7, 1999, we paid to DLJ on behalf of Mr. Cuti $200,000 in principal and $97,319 in interest on the loan. On December 30, 1999, we paid to DLJ on behalf of Mr. Cuti $200,000 in principal and $78,583 in interest on the loan. On January 10, 2001, we paid to Credit Suisse First Boston Corporation on behalf of Mr. Cuti $200,000 in principal and $59,666 in interest on the loan. For each of these payments, Mr. Cuti has delivered to us a promissory note dated the date on which the payments were made. These promissory notes each bear interest at the Federal Mid-Term Rate. The principal and all accrued interest are payable in full by Mr. Cuti on December 19, 2002. Pursuant to the amendment to Mr. Cuti's employment agreement, we have agreed to forgive all or a portion of these promissory notes under the circumstances described below under "—Amendment to Mr. Cuti's Employment Agreement."

Amendment to Mr. Cuti's Employment Agreement

    On May 21, 2001, we entered into an amendment to Mr. Cuti's existing employment agreement to provide, in certain circumstances, for the forgiveness of the $2.0 million loan from us and his promissory notes to us with respect to payments we made on his behalf to DLJ and Credit Suisse First Boston Corporation each as described above under "—Loan Agreements," our payment on behalf of Mr. Cuti of, or assumption of his obligations under, the $1.0 million loan from DLJ as described above under "—Loan Agreements" and the release of all collateral securing the $1.0 million loan from DLJ except for options to purchase 50,000 shares of our common stock.

    Under the amendment, if prior to December 31, 2001, Mr. Cuti's employment is terminated without "cause," as a result of Mr. Cuti's death or "disability" or by Mr. Cuti with "good reason," or if a "sale of the company" occurs, as these terms are defined in the amendment, we will forgive 50% of the outstanding interest and principal balance of our $2.0 million loan and the promissory notes, and we will pay or assume 50% of the outstanding interest and principal balance of the $1.0 million loan from DLJ. If any of these events occur after December 31, 2001, we will forgive the outstanding interest and principal balance of our $2.0 million loan and the promissory notes and pay or assume the outstanding interest and principal balance of $1.0 million loan from DLJ in their entirety.

    In addition, the amendment provides for certain changes with respect to the funding of Mr. Cuti's Supplemental Executive Retirement Plan, or SERP, such that we will either, at Mr. Cuti's option, establish a "rabbi trust" and fully fund his SERP in an amount that will be calculated on the basis of 20 years of employment regardless of his actual number of years of employment with us, the present value of which was approximately $1,837,000 as of December 30, 2000, or implement another arrangement that does not result in a total after-tax economic impact to us that is materially greater than the first alternative, upon the occurrence of any of the events described above with respect to Mr. Cuti's loans or upon his 65th birthday.

Stockholders' and Registration Rights Agreement

    In connection with our recapitalization in 1997, our shareholders who were not employees entered into a stockholders and registration rights agreement in June 1997, pursuant to which we granted them the right to cause us to register shares of common stock under the Securities Act. Under the terms of this agreement, at any time after February 13, 1999, the holders of at least a majority of the registrable securities held by DLJ Merchant Banking Partners II, L.P. and its affiliates can require us, subject to limitations, to file a registration statement under the Securities Act covering all or part of the securities held by them at the time the agreement was signed. Currently, 8,291,764 outstanding shares of common stock constitute registrable securities under this agreement and therefore are eligible for registration pursuant to the agreement. Of this number, 2,753,000 shares are being sold by the DLJMB Entities in the offering. We are obligated to pay all registration expenses incurred in connection with these registrations, other than underwriting discounts and commissions and subject to some limitations. In addition, this agreement provides the shareholders party to the agreement with "piggyback" registration rights, subject to some limitations, whenever we file a registration statement on a registration form that can be used to register securities held by these shareholders.

DESCRIPTION OF CAPITAL STOCK

    Our authorized capital stock consists of 75,000,000 shares of common stock, $0.01 par value, and 5,000,000 shares of preferred stock, $0.01 per value. Upon completion of the offering, 22,708,280 shares of common stock will be outstanding, and no shares of preferred stock will be outstanding.

Common Stock

    As of March 31, 2001, there were 18,477,784 shares of common stock outstanding and held of record by 58 stockholders. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably those dividends as may be declared by the board of directors out of funds legally available therefor. In the event of a liquidation, our dissolution or winding up, holders of the common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of the offering will be, fully-paid and nonassessable. Our common stock is listed on the New York Stock Exchange under the symbol "DRD."

Preferred Stock

    There are, and upon completion of the offering, there will be, no shares of preferred stock outstanding. The board of directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock, $0.01 par value, in one or more series and to fix the powers, preferences, privileges, rights and qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of the series, without any further vote or action by stockholders. We believe that the board of directors' authority to set the terms of, and our ability to issue, preferred stock will provide flexibility in connection with possible financing transactions in the future. The issuance of preferred stock, however, could adversely affect the voting power of holders of common stock, and the likelihood that the holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control in us. We have no present plan to issue any shares of preferred stock.

Anti-Takeover Effects of our Certificate of Incorporation and Bylaws and Delaware General Corporation Law

    Our Amended and Restated Certificate of Incorporation and Bylaws and Delaware General Corporation Law.  Certain provisions of Delaware law and our amended and restated certificate of incorporation and bylaws could make the following more difficult:

  •
  the acquisition of us by means of a tender offer;

  •
  acquisition of us by means of a proxy contest or otherwise; or

  •
  the removal of our incumbent officers and directors.

    These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board. We believe that the benefits of increased protection of the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms. Moreover, each of the provisions summarized below cannot be amended or removed from our amended and restated certificate of incorporation or our bylaws without the vote of a supermajority of our stockholders.

    Election and Removal of Directors.  Our bylaws provide that, except as otherwise provided by law or our certificate of incorporation, newly created directorships resulting from an increase in the authorized number of directors or vacancies on the board may be filled only by a majority of the directors then in office, even if less than a quorum is then in office. Our certificate of incorporation also provides that the authorized number of directors may be changed only by a resolution of our board.

    Stockholder Meetings.  Under our bylaws, only the chairman of the board, the president or the board of directors may call special meetings of stockholders.

    Requirements for Advance Notification of Stockholder Nominations and Proposals.  Our bylaws include advance written notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board.

    Delaware Anti-Takeover Law.  We are subject to Section 203 of the Delaware general corporation law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Limitations on Liability and Indemnification of Officers and Directors

    Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by Delaware law, none of our directors will be personally liable to us or to our stockholders for monetary damages for breach of fiduciary duties. The provision effectively eliminates our rights and the rights of our stockholders to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches from grossly negligent conduct. This provision does not, however, exonerate directors from liability under federal securities laws or for (1) breach of a director's duty of loyalty to us or to our stockholders, (2) acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law, (3) specified willful or negligent acts relating to the payment of dividends or the repurchase or redemption of securities or (4) any transaction from which a director has derived an improper personal benefit. Our amended and restated bylaws provide for indemnification of our officers and directors to the fullest extent permitted by applicable law.

Transfer Agent and Registrar

    Fleet National Bank c/o Equiserve is the transfer agent and registrar for our common stock.

CERTAIN U.S. FEDERAL TAX CONSIDERATIONS FOR
NON-U.S. HOLDERS

    The following is a general discussion of certain U.S. federal income and estate tax consequences of the acquisition, ownership, and disposition of our common stock purchased pursuant to this offering by a holder that, for U.S. federal income tax purposes, is not a U.S. person as we define that term below. A beneficial owner of our common stock who is not a U.S. person is referred to below as a "non-U.S. holder." We assume in this discussion that you will hold our common stock issued pursuant to this offering as a capital asset (generally, property held for investment). We do not discuss all aspects of U.S. federal taxation that may be important to you in light of your individual investment circumstances, such as special tax rules that would apply to you, for example, if you are a dealer in securities, financial institution, bank, insurance company, tax-exempt organization or U.S. expatriate. Our discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, Treasury regulations, judicial opinions, published positions of the U.S. Internal Revenue Service (the "IRS") and other applicable authorities, all as in effect on the date of this prospectus and all of which are subject to differing interpretations or change, possibly with retroactive effect. We have not sought, and will not seek, any ruling from the IRS or opinion of counsel with respect to the tax consequences discussed in this prospectus, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained. We urge you to consult your tax advisor about the U.S. federal tax consequences of acquiring, holding, and disposing of our common stock, as well as any tax consequences that may arise under the laws of any foreign, state, local or other taxing jurisdiction.

    For purposes of this discussion, a U.S. person means any one of the following:

  •
  a citizen or resident of the U.S.;

  •
  a corporation (including any entity treated as a corporation for U.S. tax purposes) or partnership (including any entity treated as a partnership for U.S. tax purposes) created or organized in the U.S. or under the laws of the U.S. or of any political subdivision of the U.S.;

  •
  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust, the administration of which is subject to the primary supervision of a U.S. court and one or more U.S. persons have the authority to control all substantial decisions of the trust, or, if the trust was in existence on August 20, 1996, has elected to continue to be treated as a U.S. person.

Dividends

    If distributions are paid on shares of our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current and accumulated earnings and profits, as determined under U.S. federal income tax principles, and then will constitute a return of capital that is applied against and reduce your adjusted tax basis in our common stock, and then as gain. Dividends paid to a non-U.S. holder will generally be subject to withholding of U.S. federal income tax at the rate of 30%. Non-U.S. holders should consult any applicable income tax treaties that may provide for a reduction of, or exemption from, withholding taxes. If the dividend is effectively connected with the non-U.S. holder's conduct of a trade or business in the U.S. and, if a tax treaty applies, attributable to a U.S. permanent establishment maintained by such non-U.S. holder, the dividend will not be subject to any withholding tax (provided certain certification requirements are met, as described below) but will be subject to U.S. federal income tax imposed on net income on the same basis that applies to U.S. persons generally, and, for corporate holders under certain circumstances, the branch profits tax.

    In order to claim the benefit of a tax treaty or to claim exemption from withholding because the income is effectively connected with the conduct of a trade or business in the U.S., a non-U.S. holder must provide a properly executed IRS Form W-8BEN for treaty benefits or W-8ECI for effectively connected income (or such successor form as the IRS designates), prior to the payment of dividends. These forms must be periodically updated. Non-U.S. holders may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund. If a non-U.S. holder holds our common stock through a foreign partnership or a foreign intermediary, the foreign partnership or foreign intermediary will also be required to comply with certain certification requirements.

Gain on Disposition

    A non-U.S. holder will generally not be subject to U.S. federal income tax, including by way of withholding, on gain recognized on a sale or other disposition of our common stock unless any one of the following is true:

  •
  the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the U.S. and, if a tax treaty applies, attributable to a U.S. permanent establishment maintained by such non-U.S. holder;

  •
  the non-U.S. holder is a nonresident alien individual present in the U.S. for 183 or more days in the taxable year of the disposition and certain other requirements are met; or

  •
  our common stock constitutes a United States real property interest by reason of our status as a "United States real property holding corporation", or a "USRPHC", for U.S. federal income tax purposes at any time during the shorter of (i) the period after June 18, 1980, during which you hold our common stock or (ii) the 5-year period ending on the date you dispose of our common stock.

    We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. As long as our common stock is regularly traded on an established securities market, however, such common stock will be treated as United States real property interests only if the non-U.S. holder held more than 5 percent of such regularly traded common stock.

    Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to the U.S. federal income tax imposed on net income on the same basis that applies to U.S. persons generally, and, for corporate holders under certain circumstances, the branch profits tax, but will generally not be subject to withholding. Gains described in the second bullet point above will be subject to a flat 30% U.S. federal income tax, which may be offset by U.S. source capital losses. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

U.S. Federal Estate Taxes

    Our common stock owned or treated as owned by an individual who at the time of death is a non-U.S. holder will be included in his or her estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

    Under U.S. Treasury regulations, we must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such non-U.S. holder and the tax withheld with respect to those dividends. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced or eliminated by an applicable tax treaty. Pursuant to an applicable tax treaty, that information may also be made available to the tax authorities in the country in which the non-U.S. holder resides.

    Backup withholding at the rate of 31% will generally not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a non-U.S. holder of our common stock if the holder has provided its taxpayer identification number or the required certification that it is not a U.S. person as described above. Information reporting may still apply with respect to such dividends even if such certification is provided. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person.

    Payments of the proceeds from a disposition effected outside the U.S. by a non-U.S. holder of our common stock made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) will apply to such a payment if the broker is a U.S. person, a controlled foreign corporation for U.S. federal income tax purposes, a foreign person 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period, or a foreign partnership with certain connections with the U.S. unless the broker has documentary evidence in its records that the beneficial owner is a non-U.S. holder and specified conditions are met or an exemption is otherwise established.

    Payment of the proceeds from a disposition by a non-U.S. holder of common stock made by or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless the non-U.S. holder certifies as to its non-U.S. holder status under penalties of perjury or otherwise establishes an exemption from information reporting and backup withholding.

    Backup withholding is not an additional tax. Any amounts that we withhold under the backup withholding rules will be refunded or credited against the non-U.S. holder's U.S. federal income tax liability if certain required information is furnished to the IRS. Non-U.S. holders should consult their own tax advisors regarding application of backup withholding in their particular circumstance and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury regulations.

UNDERWRITING

    Under the terms and subject to the conditions contained in an underwriting agreement dated      , 2001, we and the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation, Goldman, Sachs & Co., J.P. Morgan Securities Inc. and The Robinson- Humphrey Company, LLC are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse First Boston Corporation
Goldman, Sachs & Co.
J.P. Morgan Securities Inc.
The Robinson-Humphrey Company, LLC

Total	7,000,000

    The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

    The selling stockholders have granted to the underwriters a 30-day option to purchase up to 1,050,000 additional outstanding shares from the selling stockholders at the public offering price set forth on the cover page of this prospectus less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

    The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $         per share. The underwriters and selling group members may allow a discount of $         per share on sales to other broker/dealers. After the public offering the underwriters may change the public offering price and concession and discount to broker/dealers.

    The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
Underwriting Discounts and Commissions paid by selling stockholders	$	$	$	$
Expenses payable by the selling stockholders	$	$	$	$

    More than 10% of the proceeds from this offering, not including underwriting compensation, may be received by entities who are affiliated with members of the National Association of Securities Dealers, Inc. who are participating in this offering. Additionally, affiliates of Credit Suisse First Boston Corporation may be deemed to beneficially own more than 10% of the shares of our common stock. As a result, this offering is being conducted in compliance with NASD Conduct Rules 2710(c)(8) and 2720. Pursuant to those rules, the appointment of a qualified independent underwriter is not required in connection with this offering, as a bona fide independent market (as defined in the NASD Conduct Rules) exists in the shares of our common stock.

    We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus, except issuances of common stock pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options, in each case outstanding on the date hereof, grants of employee stock options pursuant to the terms of a plan in effect on the date hereof or issuances of common stock pursuant to the exercise of such options.

    Our executive officers and directors and each of the selling stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus. In addition, our executive officers and directors and each of the selling stockholders have agreed that, without the prior written consent of Credit Suisse First Boston Corporation, for a period of 90 days after the date of this prospectus, they will not make any demand for or exercise any right with respect to, the registration of any shares of our common stock or any securities convertible into or exchangeable for shares of our common stock.

    We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

    The shares of common stock are listed on The New York Stock Exchange under the symbol "DRD".

    Certain of the underwriters and their affiliates have engaged and may engage in commercial and investment banking transactions with us in the ordinary course of their business. Certain of the underwriters and their affiliates also provide, or have provided, advisory and other financial services to us. They have received customary fees and expenses for these commercial and investment banking transactions and for these advisory and other financial services.

    In February 1998, we and the lenders thereto entered into a senior credit agreement. DLJ Capital Funding, Inc., an affiliate of Credit Suisse First Boston Corporation, has acted as the manager and syndication agent under this credit agreement. We intend to use a portion of the proceeds from this offering to repay amounts owing under the senior credit agreement. We are currently in compliance with the terms of the senior credit agreement. The decision of Credit Suisse First Boston Corporation to act as underwriter in connection with this offering was made independent of DLJ Capital Funding which lender had no involvement in determining whether or when to distribute our shares of common stock under this offering or the terms of this offering.

    Donaldson Lufkin & Jenrette Securities Corporation, which is now Credit Suisse First Boston Corporation, and Goldman, Sachs & Co. each acted as an underwriter in connection with the initial public offering of our common stock in February 1998. Donaldson Lufkin & Jenrette also acted as the initial purchaser in connection with the offering of our 9 1/4% Senior Subordinated Notes due 2008 in February 1998.

    Affiliates of Credit Suisse First Boston Corporation own a substantial amount of the shares of our common stock. See "Prospectus Summary—Our Relationship with DLJ Merchant Banking Partners," "Risk Factors—DLJ Merchant Banking II, L.P. and its affiliates influence our company and may have different interests than those of other holders of our common stock," "Principal and Selling Stockholders" and "Certain Relationships and Related Party Transactions—CSFB/DLJMB Relationships."

    Members of our Board of Directors are affiliated with, or work for affiliates of, certain of the underwriters. Particularly:

  •
  Nicole S. Arnaboldi serves as a Managing Director and Chief Operating Officer—Funds Management at CSFB Private Equity, Inc., an affiliate of Credit Suisse First Boston Corporation; and

  •
  Carl M. Pradelli is a Director in the Investment Banking Division of Credit Suisse First Boston Corporation.

    As a result of these relationships we are considered, in relation to those underwriters and their affiliates mentioned above, to be both a "related issuer" and a "connected issuer" under applicable Canadian securities legislation. The decision to issue shares of common stock and the determination of the terms of this offering were made through negotiations among us, the selling stockholders and the underwriters. Credit Suisse First Boston Corporation will not receive any benefit in connection with this offering other than as described in this prospectus. Credit Suisse First Boston Corporation was introduced to this offering by us. Canadian purchasers should also refer to the headings "Use of Proceeds," "Principal and Selling Stockholders" and "Certain Relationships and Related Party Transactions—CSFB/DLJMB Relationships" for more information.

    In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934 (the "Exchange Act").

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

  •
  In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

    These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

    A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations. Credit Suisse First Boston Corporation may effect an on-line distribution through its affiliate, CSFBdirect Inc., an on-line broker dealer, as a selling group member.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

    The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling shareholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

    By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling shareholders and the dealer from whom the purchase confirmation is received that

  •
  the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

  •
  where required by law, that the purchaser is purchasing as principal and not as agent, and

  •
  the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action (Ontario Purchasers)

    The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

Enforcement of Legal Rights

    All of the issuer's directors and officers as well as the experts named herein and the selling shareholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

Notice to British Columbia Residents

    A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that the purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by the purchaser in this offering. The report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one report must be filed for common stock acquired on the same date and under the same prospectus exemption.

Taxation and Eligibility for Investment

    Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

    The validity of the shares of common stock offered by us and the selling stockholders will be passed upon for us and the selling stockholders by Latham & Watkins, 885 Third Avenue, New York, New York 10022. Various legal matters relating to the common stock will be passed upon for the underwriters by Shearman & Sterling, 599 Lexington Avenue, New York, New York 10022.

EXPERTS

    The consolidated financial statements incorporated in this prospectus by reference from our annual report on Form 10-K for the fiscal year ended December 30, 2000 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on their authority as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

    We are subject to the reporting requirements of the Securities Exchange Act of 1934, and we file reports and other information with the Securities and Exchange Commission. We have also filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act relating to the offer and sale of common stock under this prospectus. This prospectus, filed as a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules to the registration statement as permitted by the rules and regulations of the Securities and Exchange Commission. You should read these exhibits for a more complete description of the matters involved. Our reports, the registration statement and the exhibits and schedules to the registration statement filed with the Securities and Exchange Commission may be inspected, without charge, and copies may be obtained at prescribed rates, at the public reference facility maintained by the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Securities and Exchange Commission located at 7 World Trade Center, 13th Floor, New York, New York and CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60621-2511. The public may obtain information regarding the Securities and Exchange Commission's public reference facility by calling 1-800-SEC-0330. Our reports, the registration statement and other information filed by us with the Securities and Exchange Commission are also available at the Securities and Exchange Commission's World Wide Web site on the Internet at http://www.sec.gov. Our common stock is listed on The New York Stock Exchange under the symbol "DRD."

INCORPORATION OF DOCUMENTS BY REFERENCE

    The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you directly to those documents. The information included elsewhere in this prospectus is considered to be part of this prospectus. In addition, information we file with the Securities and Exchange Commission in the future will automatically update and supersede information contained in this prospectus and any accompanying prospectus supplement. We incorporate by reference our annual report on Form 10-K for the year ended December 30, 2000 and our interim report on Form 10-Q for the 13 weeks ended March 31, 2001, both of which are filed under SEC File No. 001-13843, and any future filings made with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities we are offering.

    We will provide free copies of any of these documents if you write or telephone us at 440 Ninth Avenue, New York, New York 10001, (212) 273-5700.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Consolidated Annual Financial Statements
Report of Independent Accountants	F-2
Consolidated Statements of Operations for the 53 weeks ended December 30, 2000 and the 52 weeks ended December 25, 1999 and December 26, 1998	F-3
Consolidated Balance Sheets as of December 30, 2000 and December 25, 1999	F-4
Consolidated Statements of Cash Flows for the 53 weeks ended December 30, 2000 and the 52 weeks December 25, 1999 and December 26, 1998	F-5
Consolidated Statements of Stockholders' Equity (Deficiency) for the 53 weeks ended December 30, 2000 and the 52 weeks ended December 25, 1999 and December 26, 1998	F-6
Notes to Consolidated Financial Statements	F-7
Consolidated Interim Financial Statements (unaudited)
Consolidated Statements of Operations for the 13 weeks ended March 31, 2001 and March 25, 2000	F-26
Consolidated Balance Sheets as of March 31, 2001 and December 30, 2000	F-27
Consolidated Statements of Cash Flows for the 13 weeks ended March 31, 2001 and March 25, 2000	F-28
Notes to Financial Statements	F-29

F–1

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Stockholders of Duane Reade Inc.

    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity (deficiency) and of cash flows present fairly, in all material respects, the financial position of Duane Reade, Inc. and its subsidiaries (the "Company") at December 30, 2000 and December 25, 1999 and the results of their operations and their cash flows for the 53 week period ended December 30, 2000 and for each of the 52 week periods ended December 25, 1999 and December 26, 1998 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
New York, NY
February 16, 2001

F–2

DUANE READE INC.

Consolidated Statements of Operations

(In thousands, except per share amounts)

		For the 52 weeks ended
	53 weeks ended December 30, 2000	December 25, 1999	December 26, 1998
Net sales	$1,000,068	$839,771	$587,432
Cost of sales	745,717	621,510	431,025

Gross profit	254,351	218,261	156,407

Selling, general & administrative expenses	155,584	135,786	94,577
Depreciation & amortization	23,151	21,415	14,158
Store pre-opening expenses	1,395	1,492	3,273

	180,130	158,693	112,008

Operating income	74,221	59,568	44,399
Interest expense, net	35,935	29,348	25,612

Income before income taxes	38,286	30,220	18,787
Income tax benefit (expense)	(15,610)	10,471	—

Income before extraordinary charge	22,676	40,691	18,787
Extraordinary charge	—	—	(23,600)

Net income (loss)	$22,676	$40,691	$(4,813)

Per common share—basic:
Income before extraordinary charge	$1.28	$2.38	$1.16
Extraordinary charge	—	—	(1.46)

Net income (loss)	$1.28	$2.38	$(0.30)

Weighted average common shares outstanding	17,718	17,119	16,198

Per common share—diluted:
Income before extraordinary charge	$1.23	$2.26	$1.07
Extraordinary charge	—	—	(1.34)

Net income (loss)	$1.23	$2.26	$(0.27)

Weighted average common shares outstanding	18,424	17,971	17,508

The accompanying notes are an integral part of these financial statements.

F–3

DUANE READE INC.

Consolidated Balance Sheets

(in thousands, except per share amounts)

	December 30, 2000	December 25, 1999
Assets
Current assets
Cash	$979	$1,013
Receivables	48,953	38,266
Inventories	172,568	152,277
Deferred income taxes	13,023	15,427
Prepaid expenses and other current assets	8,770	4,107

Total current assets	244,293	211,090
Property and equipment, net	107,883	89,958
Goodwill, net of accumulated amortization of $31,020 and $26,745	152,951	148,975
Deferred income taxes	8,852	19,808
Other assets	56,951	40,463

Total assets	$570,930	$510,294

Liabilities and Stockholders' Equity
Current liabilities
Accounts payable	$47,575	$50,199
Accrued interest	8,394	3,519
Other accrued expenses	19,830	25,585
Current portion of long-term debt	12,325	9,850
Current portion of capital lease obligations	1,703	1,901

Total current liabilities	89,827	91,054
Long-term debt	337,913	326,313
Capital lease obligations, less current portion	1,060	2,978
Other non-current liabilities	27,633	23,433

Total liabilities	456,433	443,778

Commitments and Contingencies (Note 13)
Stockholders' equity
Preferred stock, $0.01 par; authorized 5,000,000 shares; issued and outstanding: none	—	—
Common stock, $0.01 par; authorized 75,000,000 shares; issued and outstanding: 18,232,339 and 17,202,955 shares	182	172
Paid-in capital	154,536	129,241
Accumulated deficit	(40,221)	(62,897)

Total stockholders' equity	114,497	66,516

Total liabilities and stockholders' equity	$570,930	$510,294

The accompanying notes are an integral part of these financial statements.

F–4

DUANE READE INC.

Consolidated Statements of Cash Flows

(In thousands)

		For the 52 weeks ended
	53 weeks ended December 30, 2000	December 25, 1999	December 26, 1998
Cash flows from operating activities:
Net income (loss)	$22,676	$40,691	$(4,813)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	24,878	22,827	15,512
Deferred income taxes	13,360	18,353	—
Valuation allowance reversal	—	(30,843)	—
Accretion of principal of zero coupon debt	—	—	1,659
Extraordinary charge	—	—	23,600
Other non-cash expenses	3,985	4,779	3,459
Changes in operating assets and liabilities (net of effect of acquisitions):
Receivables	(10,686)	(12,719)	(15,955)
Inventories	(18,022)	(22,252)	(44,976)
Accounts payable	3,532	1,984	22,288
Prepaid and accrued expenses	(6,577)	(3,685)	4,624
Other assets and liabilities, net	(11,072)	(2,247)	141

Net cash provided by operating activities	22,074	16,888	5,539

Cash flows from investing activities:
Purchase of Rock Bottom assets	—	—	(64,906)
Purchase of Love's Stores and Pasteur Pharmacy	—	(10,332)	—
Proceeds from sales of assets	—	10,732	—
Capital expenditures	(29,750)	(37,181)	(33,266)
Lease acquisition and customer lists	(2,897)	(8,528)	(13,403)

Net cash used in investing activities	(32,647)	(45,309)	(111,575)

Cash flows from financing activities:
Proceeds from common stock offering, net	—	—	101,606
Proceeds from new senior subordinated debt	—	—	80,000
Repayment of old term loan	—	—	(65,310)
Repayment of old revolving credit facility	—	—	(24,500)
Repayment of old senior subordinated notes	—	—	(89,893)
Repayment of zero coupon debt	—	—	(99,346)
Premiums paid on early extinguishment of debt	—	—	(11,496)
Fees and expenses related to early extinguishment of debt	—	—	(478)
Proceeds from new term loan	40,000	25,000	210,000
Repayment of new term loan	(9,925)	(5,787)	(1,550)
Net borrowings from (repayments of) new revolving credit facility	(16,000)	12,000	16,500
Deferred financing costs	(2,284)	(1,494)	(6,961)
Proceeds from issuance of stock	702	928	105
Repayment of capital lease obligations	(1,954)	(2,082)	(2,033)

Net cash provided by financing activities	10,539	28,565	106,644

Net increase (decrease) in cash	(34)	144	608
Cash at beginning of year	1,013	869	261

Cash at end of year	$979	$1,013	$869

Supplementary disclosures of cash flow information:
Cash paid for interest	$29,079	$27,971	$76,688 (1)
Cash paid for taxes on income	$1,467	$1,587	—
Acquisitions using common stock	$24,601	$2,109	—

(1)
Includes $52,741 of accretion of Zero Coupon Notes from September 1992 through February 1998, which was repaid in connection with the Company's Refinancing Plan in February 1998.

The accompanying notes are an integral part of these financial statements.

F–5

DUANE READE INC.

Consolidated Statements of Stockholders' Equity (Deficiency)

(Dollars in thousands)

	Preferred Stock
			Common-Stock
		Amount $			Paid-in Capital	Accumulated Deficit
	Shares		Shares	Amount $			Total
Balance, December 27, 1997	—	—	10,260,577	$103	$24,563	$(98,775)	$(74,109)
Common stock offering	—	—	6,700,000	67	101,539	—	101,606
Common stock issued for exercise of stock options	—	—	24,980	—	105	—	105
Net loss (1)	—	—	—	—	—	(4,813)	(4,813)

Balance, December 26, 1998	—	—	16,985,557	170	126,207	(103,588)	22,789
Common stock issued for exercise of stock options	—	—	134,953	1	926	—	927
for acquisitions	—	—	82,445	1	2,108	—	2,109
Net income (1)	—	—	—	—	—	40,691	40,691

Balance, December 25, 1999	—	—	17,202,955	172	129,241	(62,897)	66,516
Common stock issued for exercise of stock options	—	—	80,912	1	703	—	704
for acquisitions	—	—	948,472	9	24,592	—	24,601
Net income (1)	—	—	—	—	—	22,676	22,676

Balance, December 30, 2000	—	—	18,232,339	$182	$154,536	$(40,221)	$114,497

(1)
The Company has no comprehensive income other than its net income/loss and, therefore, comprehensive income is equal to the net income/loss in each of the three years presented.

The accompanying notes are an integral part of these financial statements.

F–6

DUANE READE INC.

Notes to Consolidated Financial Statements

1. Organization and Summary of Significant Accounting Policies

    Duane Reade Inc. (the "Company") was formed on June 16, 1992. The Company and a wholly owned subsidiary, DRI I Inc. ("DRI"), are general partners in Duane Reade, which operates retail drugstores (172 at December 30, 2000) in the New York metropolitan area.

    During June 1997, the Company entered into a recapitalization agreement (the "Agreement") with its stockholders ("Stockholders") and DLJ Merchant Banking Partners II, L.P. ("DLJMBPII") and certain of its affiliates (the "DLJ Entities") as investors ("Investors"). The Agreement provided for (i) the purchase by Investors from the Stockholders of substantially all their stock holdings in the Company, (ii) a conversion of all of the outstanding shares of the Company into a newly authorized class of Class B common stock and (iii) the creation of a new authorized class of preferred stock which will carry the rights and preferences granted by the Company's board of directors when issued.

    Shares were converted as follows:

Prior Class	Approximate Conversion Rate
Common and Common Class A	28/1
Common Class P and Common Class P-1	355/1

    In addition, because of the change in control, the Company was obligated to and made offers to repurchase all outstanding 12% Senior Notes due 2002 (the "12% Senior Notes") and 15% Zero Coupon Notes due 2004 (the "Zero Coupon Notes") at 101% of the principal amount or accreted value thereof, respectively. Such offers expired on September 12, 1997. The Company repurchased an aggregate of $107,000 principal amount of 12% Senior Notes and $9,000 of Zero Coupon Notes pursuant to the offers.

    On January 14, 1998, the Company effected an 8.326 reverse stock split of its common stock. All references to common stock amounts, shares and per share data included herein have been adjusted to give retroactive effect to such reverse stock split.

    In February 1998, the Company successfully completed an initial public offering of its stock which was part of a plan to refinance all of the Company's existing indebtedness in order to enhance the Company's financial flexibility.

    Significant accounting policies followed in the preparation of the Consolidated Financial Statements are as follows:

    Principles of consolidation:  The Consolidated Financial Statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated. Certain prior year amounts have been reclassified to conform to the current year presentation.

    The Company has no assets or operations other than its investment in its subsidiary guarantors. Accordingly, the Consolidated Financial Statements present the combined assets and operations of the subsidiary guarantors.

    Reporting year:  The fiscal year for the Company is the 52 or 53 week reporting period ending on the last Saturday in December. The 2000 fiscal year contains 53 weeks, while the 1999 and 1998 fiscal years contain 52 weeks.

F–7

    Receivables:  Receivables consist primarily of amounts due from various insurance companies and governmental agencies under third party payment plans for prescription sales and amounts due from vendors, a majority of which relate to promotional programs. The Company has not provided an allowance for doubtful accounts as its historical write-offs have been immaterial. The Company reflects promotional allowances from vendors as a reduction of cost of sales or advertising expense, when such advertising or promotions have been completed and the related allowances have been earned. The carrying value of the Company's receivables approximates fair value given the short-term maturity of these financial instruments.

    Inventories and cost of sales:  During the third quarter of 1998, the Company changed its inventory costing method from the last-in, first-out retail dollar value method (LIFO) to the first-in, first-out (FIFO) method. The effect of this change was immaterial to the accompanying financial statements. Inventories are stated at the lower of cost or market. When appropriate, provision is made for obsolete, slow-moving or damaged inventory. In 1998, the Company entered into an arrangement with a pharmaceutical distributor whereby prescription drug inventory was shipped directly to the Company's stores, with payment due only when inventory was sold. On November 19, 1999 the Company terminated this arrangement and entered into a new arrangement with a different pharmaceutical distributor, its primary supplier of pharmaceutical products. Under the new arrangement, prescription drug inventory continues to be shipped directly to the Company's stores. Such inventory is accounted for as consigned merchandise and is not recorded on the Company's balance sheet. As of December 30, 2000 and December 25, 1999, the cost of such consignment inventory was approximately $30 million. Cost of sales includes distribution and occupancy costs.

    Property and equipment:  Property and equipment are stated at cost. Depreciation and amortization are provided using the straight-line method over estimated useful lives of assets as follows:

Buildings and improvements	30 years
Furniture, fixtures and equipment	5-10 years
Computer equipment	5-7 years
Leasehold improvements	Life of lease or, if shorter, remaining asset life

    Other assets:  Deferred financing costs which arose in connection with the Credit Agreement and the Senior Subordinated Notes due 2008 are amortized using the interest method, over the term of the debt.

    Pharmacy file and lease acquisition costs are amortized over seven years and the remaining life of the lease, respectively.

    Systems development costs, consisting principally of external consultants software application development costs relating to the new management information systems, are amortized using the straight-line method over a period of seven years.

    Intangible assets:  Goodwill is amortized on the straight-line method over 40 years. The carrying values of goodwill, identifiable intangibles and long lived fixed assets are periodically reviewed and evaluated by the Company when events and circumstances indicate that the carrying amount of these assets may not be recoverable. This evaluation is based on the expected future undiscounted operating

F–8

cash flows of the related assets. Should such evaluations result in the Company concluding that the carrying amount of goodwill or other identifiable intangibles or fixed assets has been impaired, an appropriate write-down would be recorded.

    Revenue recognition:  The Company recognizes revenues from the sale of merchandise at the time that the merchandise is sold.

    Advertising expenses:  Costs incurred to produce media advertising are charged to expense when the advertising takes place.

    Pre-opening expenses:  Store pre-opening costs, other than capital expenditures, are expensed when incurred.

    Income taxes:  Income taxes are accounted for under the liability method prescribed by Statement of Financial Accounting Standards No. 109. Deferred tax assets and liabilities are determined based on the difference between book and tax bases of the respective assets and liabilities as well as for the deferred tax effects of tax credit carryforwards. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. Valuation allowances are established when management determines that it is more likely than not that a deferred tax asset will not be realized.

    Recently issued accounting standards:  FASB Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities" requires that derivative instruments such as options, forward contracts and swaps be recorded as assets and liabilities at fair value and provides guidance for recognition of changes in fair value depending on the reason for holding the derivative. On December 20, 2000, the Company entered into a two-year interest rate swap agreement in the notional amount of $150.0 million, with an effective date of January 12, 2001. The agreement was entered into as an interest rate hedging transaction and will effectively convert $150.0 million of floating rate debt to a fixed rate of interest based on LIBOR. The Company is required to adopt Statement No. 133 for the first quarter of 2001. The adoption of Statement No. 133 is not expected to have a material impact on our Consolidated Financial Statements.

    In 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 101 (SAB 101), "Revenue Recognition in Financial Statements." SAB 101 summarizes guidance in applying generally accepted accounting principles to revenue recognition. The adoption of SAB 101 had no impact on our Consolidated Financial Statements.

    In April 2000, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 44 (FIN 44) "Accounting for Certain Transactions Involving Stock Compensation." Among other things, FIN 44 establishes criteria to determine whether modifications to the terms of existing stock options awards will result in compensation expense being recorded. In addition, FIN 44 clarifies the criteria for determining whether a stock based plan is non-compensatory. The adoption of FIN 44 did not have a material impact on our Consolidated Financial Statements.

    Use of estimates:  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the

F–9

financial statements and the reported amounts of revenues, costs and expenses during the reporting period. Actual results could differ from those estimates.

    Net income (loss) per common share:  Basic earnings (loss) per share is computed based on the weighted average number of common shares outstanding during the period. Diluted earnings per share gives effect to all dilutive potential common shares outstanding during the period. Dilutive potential common shares include shares issuable upon exercise of the Company's stock options.

2. Refinancing Plan and Initial Public Offering

    In February 1998, the Company successfully completed an initial public offering of its stock which was part of a plan to refinance all of the Company's existing indebtedness (the "Refinancing Plan") in order to enhance the Company's financial flexibility to pursue growth opportunities and implement capital improvements. The Refinancing Plan resulted in a reduction in the Company's overall indebtedness, a simplification of the Company's capital structure and access to additional borrowings. The principal components of the Refinancing Plan were: (i) the sale by the Company of 6.7 million shares of common stock for net proceeds of approximately $102 million; (ii) the execution of a new secured credit agreement (the "Credit Agreement") which provided for borrowings up to approximately $160 million ($130 million of term loans and up to $30 million of revolving loans); (iii) the issuance of $80 million in aggregate principal amount of the Company's 9 1/4% Senior Subordinated Notes due 2008 (the "Senior Notes") for net proceeds of approximately $77 million (the "Notes Offering"); (iv) the repayment of all outstanding borrowings under the Company's former credit agreement (the "Former Credit Agreement"); (v) the redemption of the Company's outstanding Zero Coupon Notes; and (vi) the redemption of the Company's outstanding 12% Senior Notes. The interest rates under the Credit Agreement are approximately the same as interest rates under the Former Credit Agreement.

3. Acquisitions

    During 2000, the Company purchased a portion of the operating assets (five stores including inventory and leases) of Value Drugstores, a chain of drug stores operating 10 stores in the New York metropolitan area. The purchase price of $10.8 million was paid through the issuance of common stock. The transaction was accounted for as a purchase, with the purchase price being allocated to inventory ($0.7 million), property ($0.2 million), identifiable intangibles ($1.5 million) and goodwill ($8.6 million) net of reserves for expenses and liabilities assumed ($0.2 million). The operations of the acquired Value Drug stores have been included in the consolidated statement of income from the date of acquisition and did not have a material effect on the reported results of operations or financial position of the Company.

    During 1999, the Company purchased a portion of the operating assets (six stores including inventory and leases) of Love's Pharmacies, a chain of drug stores operating 17 stores in New York City and substantially all of the assets of a Pasteur Drug Store (one store including inventory and lease). The aggregate purchase price paid for the two acquisitions was $15.3 million, and was allocated to inventory ($1.8 million), property and equipment ($0.1 million), identifiable intangibles ($1.4 million) and goodwill ($12.4 million) net of reserves for expenses and liabilities assumed ($0.4 million). The operations of the acquired Love's and Pasteur stores have been included in the consolidated statement of income from the date of acquisition and did not have a material effect on the reported results of operations or financial position of the Company.

F–10

    On September 11, 1998, the Company purchased substantially all of the operating assets (including inventory and leases) of Rock Bottom Stores, Inc., a health and beauty aid retailer operating 38 stores primarily in the outer boroughs of New York City (the "Rock Bottom Acquisition"). Ten stores acquired as part of the acquisition were originally designated for sale or closure as of December 26, 1998. These stores were operated for a period of time after the acquisition. Since the acquisition, six of the stores were sold with no resultant gain or loss. One of the stores was turned back to the landlord and the Company was released from the lease obligation, one of the stores was taken for municipal use in a condemnation proceeding and the Company was released from the lease obligation, one of the stores has been subleased, and the remaining store is still being operated. The results of the operations of these ten stores were not included in the Company's operating statements through September, 1999 (one year after acquisition). Their results, including the proceeds from asset sales, were included in goodwill which, during the 1999 fiscal year, resulted in an increase in goodwill of $1.3 million. The one store remaining in operation has been included in the results of operations since September, 1999.

    The operating results of the Rock Bottom stores to be retained have been included in the consolidated statement of income from the date of acquisition. The unaudited pro forma results below assume the acquisition occurred as of December 28, 1997 (in thousands, except per share amounts).

		For the 52 weeks ended
	53 weeks ended December 30, 2000 Historical
		December 25, 1999 Historical	December 26, 1998 ProForma
			(Unaudited)
Net sales	$1,000,068	$839,771	$725,069

Operating income	$74,221	$59,568	$49,431

Income before extraordinary charge	$22,676	$40,691	$19,429
Extraordinary charge, net of income taxes of $0	—	—	(23,600)

Net income (loss)	$22,676	$40,691	$(4,171)

Per common share—Basic
Income before extraordinary charge	$1.28	$2.38	$1.20
Extraordinary charge	—	—	(1.46)

Net income (loss)	$1.28	$2.38	$(0.26)

Per common share—Diluted
Income before extraordinary charge	$1.23	$2.26	$1.10
Extraordinary charge	—	—	(1.34)

Net income (loss)	$1.23	$2.26	$(0.24)

    In management's opinion, the unaudited pro forma combined results are not necessarily indicative of the actual results that would have occurred had the acquisition been consummated at the beginning of fiscal 1998 or of future results of the combined operations under the ownership and management of the Company.

    During 2000, the Company acquired the pharmacy files of 13 independent pharmacies (excluding the Value Drug acquisition) for $3.4 million. Such acquisitions are recorded as additions to customer

F–11

lists and amortized over 7 years. During 1999, the Company acquired the pharmacy files of 11 independent pharmacies (excluding the Love's and Pasteur acquisitions) for total consideration of $2.9 million.

    Total consideration for the purchase of a portion of the Value Drug Stores chain and individual store acquisitions paid through the issuance of common stock amounted to $24.6 million in 2000. Acquisitions of drug stores through the issuance of common stock amounted to $2.1 million in 1999.

4. Receivables

    Receivables are summarized as follows (in thousands):

	December 30, 2000	December 25, 1999
Third party pharmacy plans	$21,453	$18,233
Due from vendors	19,793	17,027
Credit cards and other receivables	7,707	3,006

	$48,953	$38,266

5. Property and Equipment

    Property and equipment are summarized as follows (in thousands):

	December 30, 2000	December 25, 1999
Furniture, fixtures and equipment	$76,325	$64,742
Leasehold improvements including construction in progress	56,715	40,741
Property under capital leases	12,079	12,079

	145,119	117,562
Less accumulated depreciation and amortization	37,236	27,604

	$107,883	$89,958

    Depreciation expense totaled $12,942, $10,885 and $7,037 in fiscal years 2000, 1999 and 1998, respectively.

F–12

6. Other Assets

    Other assets are summarized as follows (in thousands):

	December 30, 2000	December 25, 1999
Lease acquisition costs (net of accumulated amortization of $4,696 and $2,614)	$23,897	$14,171
Customer lists (net of accumulated amortization of $5,322 and $3,451)	11,748	9,095
Deferred financing costs (net of accumulated amortization of $4,338 and $2,608)	6,398	5,845
Systems and integration costs (net of accumulated amortization of $7,911 and $6,196)	3,405	5,120
Other	11,503	6,232

	$56,951	$40,463

    Included in other assets are notes receivable from executives in the amount of $3,095 at December 30, 2000 and $2,622 at December 25, 1999. Also included in other assets are lease related security deposits and the cash surrender value of executive life insurance policies.

7. Other Accrued Expenses

    Other accrued expenses are summarized as follows (in thousands):

	December 30, 2000	December 25, 1999
Accrued payroll	6,235	$7,533
Insurance related claims costs	2,410	2,030
Sales tax payable	1,860	3,342
Expense payables	1,710	3,754
Other	7,615	8,926

	$19,830	$25,585

8. Debt

    Long-term debt is summarized as follows (in thousands):

	December 30, 2000	December 25, 1999
Term loan facility	$257,738	$227,663
Revolving credit facility	12,500	28,500
9 1/4% Senior Subordinated Notes due February 15, 2008	80,000	80,000

	350,238	336,163
Less-Current portion	12,325	9,850

	$337,913	$326,313

F–13

    Credit Agreement:  In February 1998, in connection with the Refinancing Plan (Note 2), the Company entered into the Credit Agreement with an affiliate of the DLJ Entities and various financial institutions providing for term loans of $130 million and a revolving credit facility of $30 million. At that time, the Credit Agreement was comprised of (i) a revolving credit facility of up to $30 million, which included borrowing capacity available for letters of credit and for same-day notice swingline loans, (ii) Tranche A term loans of $50 million and (iii) Tranche B term loans of $80 million. The proceeds of loans under the Credit Agreement were used to fund the Company's working capital needs, capital expenditures and other general corporate purposes, including the issuance of letters of credit.

    On August 14, 1998, in connection with the Rock Bottom acquisition, (see note 3), the Credit Agreement was amended to allow for increased Tranche C term loan borrowings of $10 million. On September 11, 1998, also in connection with the Rock Bottom Acquisition, the Credit Agreement was amended and restated to increase Tranche C term loans by $70 million, bringing the total permitted borrowings to $240 million ($210 million of term loans and up to $30 million of revolving loans). Proceeds from the additional term loan were used for the $64.9 million purchase price and for additional working capital needs and capital expenditures in connection with the acquisition.

    On March 17, 1999 the Credit Agreement was amended and restated to increase available borrowings by $35 million, bringing total permitted borrowings under the Credit Agreement to $275 million ($235 million of term loans and $40 million of revolving loans). On December 16, 1999 the Credit Agreement was amended to increase permitted revolving loan borrowings to $60 million, of which $40 million was made available to the Company at December 25, 1999.

    On January 7, 2000 and February 11, 2000 available revolver borrowings were increased by $6.0 million and $4.0 million respectively, bringing total available revolver borrowings to $50 million.

    On March 17, 2000, the Credit Agreement was amended and restated to permit available term loan borrowings to increase by up to $30 million of which $10 million was made available. In addition, available revolver borrowings were increased by $5 million, bringing total available borrowings under the Credit Agreement to $300 million ($245 million of term loans and $55 million of revolver loans).

    On October 30, 2000, the remaining $20 million resulting from the March 17, 2000 Credit Agreement restatement was made available, increasing total term loan borrowing to $265 million. On October 31, 2000, the Credit Agreement was restated to allow for an additional $20 million of term loan borrowing, of which $10 million was made available. This increased total available borrowings to $330 million ($275 million of term loans and $55 million of revolver loans.)

    As of December 30, 2000, borrowings outstanding under the revolving credit facility were $12.5 million (classified as a noncurrent liability); in addition, $0.8 million in letters of credit had been issued. The revolving credit facility expires on February 15, 2004, and the term loan agreement expires on February 15, 2006.

F–14

    At December 30, 2000, the aggregate maturities of debt are as follows (dollars in thousands):

2001	$12,325
2002	12,250
2003	14,250
2004	75,800
2005	121,500
Thereafter	114,113

$350,238

    The weighted average interest rates on all borrowings under the Credit Agreement at December 30, 2000 and December 25, 1999 were 9.5% and 8.7%, respectively.

    Borrowings under the Credit Agreement bear interest annually, at the Company's option, at a rate based on either (i) an "Alternate Base Rate" (defined as, generally, the higher of the Federal Funds Rate, as published by the Federal Reserve Bank of New York, plus 0.5%, or the administrative agent's prime lending rate) plus the applicable base rate margin of (a) in the case of Tranche A term loans or revolving credit loans, 0.75%; (b) in the case of Tranche B term loans, 2.00%; (c) in the case of Tranche C term loans, 2.00%; or (ii) a reserve-adjusted "LIBO" rate, plus the applicable LIBO rate margin of (x) in the case of Tranche A term loans or revolving credit loans, 1.75%; (y) in the case of Tranche B term loans, 3.00%; (z) in the case of Tranche C term loans, 3.00%. In addition, the Company must pay a fee on the face amount of each letter of credit outstanding at a rate equal to the applicable LIBO margin for revolving credit loans.

    Borrowings under the Credit Agreement are guaranteed by, and collateralized by a pledge of all of the capital stock and assets of, the Company's subsidiaries.

    The Credit Agreement contains various covenants that limit or restrict, among other things, subject to certain exceptions, capital expenditures, the incurrence of indebtedness, the creation of liens, transactions with affiliates, restricted payments, investments and acquisitions, mergers, consolidations, dissolutions, asset sales, dividends, distributions, and certain other transactions and business activities by the Company.

    Financial performance covenants include interest coverage, leverage ratios, minimum net worth requirements and fixed charge coverage. At December 30, 2000, the Company was in compliance with all financial performance covenants.

    9 1/4% Senior Subordinated Notes due February 15, 2008:  In connection with the Refinancing Plan (see Note 2) the Company issued $80 million aggregate principal amount of Senior Notes, which bear interest at a rate of 9 1/4% per annum, payable semi-annually in arrears on each February 15 and August 15 beginning on August 15, 1998. The Senior Notes will mature on February 15, 2008. The Senior Notes represent senior subordinated unsecured obligations of the Company. The Company's payment obligations under the Senior Notes are guaranteed on a senior subordinated basis by all of the Company's present and future subsidiaries.

    Prior to February 15, 2001 the Company was permitted to redeem up to 35% of the Senior Notes at a redemption price of 109.25% of the principal amount thereof, plus accrued and unpaid interest, if any. The Company did not redeem any of the Senior Notes. At any time on or after February 15, 2003,

F–15

the Senior Notes are redeemable at the option of the Company, in whole or in part, at a redemption price of 104.625% of the principal amount thereof declining ratably to par on February 15, 2006.

    The indenture governing the Senior Notes (the "Senior Note Indenture") provides that, in the event of a Change of Control (as defined in the Senior Note Indenture) of the Company, the Company is required to make an offer to purchase in cash all or any part of the outstanding Senior Notes at a price of 101% of the aggregate principal amount thereof plus accrued and unpaid interest thereon to the date of repurchase.

    The Senior Note Indenture contains restrictive covenants that, among other things, impose limitations on the ability of the Company and its subsidiaries (i) to incur additional indebtedness, (ii) to merge, consolidate or sell or dispose of all or substantially all of its assets, (iii) to issue certain preferred stock, pay cash dividends or make other distributions on account of the Company's equity interests, repurchase equity interests or subordinated indebtedness and make certain other restricted payments, (iv) to create certain liens, (v) to enter into transactions with affiliates and (vi) to sell assets.

9. Capital Lease Obligations

    As of December 30, 2000, the present value of capital lease obligations was $2.8 million. Such obligations are payable in monthly installments and bear interest at an average rate of 10.8%. At December 30, 2000 the aggregate maturities of capitalized lease obligations are as follows (dollars in thousands):

2001	$1,703
2002	983
2003	77

$2,763

    There was no property acquired under capital lease financing during the 53 weeks ended December 30, 2000. Property acquired under capital lease financing was $945,000 and $35,000 during the fiscal years ended December 25, 1999 and December 26, 1998, respectively.

10. Preferred Stock

    The Company's authorized preferred stock, par value $.01 per share, consists of 5,000,000 shares of which no shares were issued or outstanding at December 30, 2000.

    The Company's Board of Directors has the authority, without further action of the shareholders of the Company, to issue shares of preferred stock in one or more series and to fix or determine the designations, preferences, rights and any qualifications, limitations or restrictions on the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences, and the number of shares constituting any series.

    The Company's Board of Directors, without shareholder approval, can issue preferred stock with voting and conversion rights that could adversely affect the voting power of holders of common stock. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, may have the effect of discouraging, delaying, or preventing a change in control of the Company.

F–16

DUANE READE INC.

Notes to Consolidated Financial Statements (Continued)

11. Common Stock

    The Company's authorized common stock, par value $.01 per share, consists of 75,000,000 shares of which 18,232,339 shares were issued and outstanding at December 30, 2000.

    Holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. The issued and outstanding shares of common stock are validly issued, fully paid and nonassessable. Subject to the rights of the holders of any shares of preferred stock, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the board of directors may from time to time determine. The shares of common stock are not redeemable or convertible, and the holders thereof have no preemptive or subscription rights to purchase any securities of the Company.

    Upon liquidation, dissolution or winding up of the Company, the holders of shares of common stock are entitled to receive on a pro rata basis the assets of the Company which are legally available for distribution, after payment of all debts and other liabilities and subject to the preferential rights of any holders of preferred stock.

12. Income Taxes

    The income tax provision (benefit) for the 53 weeks ended December 30, 2000 and the 52 weeks ended December 25, 1999 consists of the following:

	53 weeks ended December 30, 2000	52 weeks ended December 25, 1999
Current:
Federal	$981	$787
State & local	1,269	1,232
Deferred:
Federal	11,966	11,045
State & local	1,394	7,308
Valuation reserve reversal	—	(30,843)

	$15,610	$(10,471)

    The Company did not record a provision for income taxes during the 52 weeks ended December 26, 1998, due to the fact that it had no taxable income.

    Deferred tax assets and liabilities are determined based on the difference between book and tax bases of the respective assets and liabilities at December 30, 2000 and December 25, 1999 and are summarized as follows (in thousands):

	December 30, 2000	December 25, 1999
Inventories	($2,999)	($4,269)

Gross deferred tax liabilities	(2,999)	(4,269)

Deferred rent	7,631	6,496
Other	7,549	3,749
Net operating loss carryforward	9,694	29,259

Gross deferred tax assets	24,874	39,504

Net deferred tax assets	$21,875	$35,235

F–17

    At December 30, 2000, the Company had net operating losses ("NOLs") aggregating $22.5 million, which may be used to reduce future taxable income of the Company through 2018. Due to a change in control, all of the existing NOLs are subject to an annual utilization limit of $8.5 million in 2001 and $5.1 million thereafter through 2007.

    As of December 26, 1998, management concluded that realization of the deferred tax assets was not more likely than not and a valuation allowance of $53.0 million was recorded. During the 52 weeks ended December 25, 1999, the valuation allowance was reduced by $18.3 million related to deferred tax assets. Such reduction resulted in an $8.5 million reduction of goodwill (relating to NOLs arising in 1992) and the recognition of a tax benefit of $9.8 million. As of December 25, 1999, based upon the Company's performance and projections of future earnings, management concluded that realization of the remaining deferred tax assets was more likely than not and accordingly reversed the remaining valuation allowance, resulting in reduction of goodwill by $13.7 million (relating to NOLs arising in 1992) and the recognition of a tax benefit of $21.0 million.

    The provision for income taxes for the 53 weeks ended December 30, 2000 and the 52 weeks ended December 25, 1999 and December 26, 1998 differs from the amounts of income tax determined by applying the applicable U.S. statutory federal income tax rate to pretax income (loss) as a result of the following (in thousands):

	For the 53 weeks ended		For the 52 weeks ended
	December 30, 2000		December 25, 1999		December 26, 1998
Pretax accounting income (loss)	$38,286	100.0%	$30,220	100.0%	$(4,813)	100.0%

Statutory rate	13,400	35.0	10,577	35.0	(1,685)	(35.0)
State and local taxes, net of federal tax benefit	1,753	4.6	4,253	14.1	(89)	(1.8)
Goodwill amortization	1,065	2.8	1,218	4.0	1,292	26.8
Net operating losses not utilized	—	—	—	—	350	7.3
Nondeductible interest expense	—	—	—	—	101	2.1
Employment tax credits	(814)	(2.1)	—	—	—	—
Other	206	0.5	35	0.1	31	0.6
Change in rate (1)	—	—	4,289	14.2	—	—
Reversal of valuation allowance	—	—	(30,843)	(102.0)	—	—

Income tax expense (benefit)	$15,610	40.8%	$(10,471)	(34.6)%	$—	—%

(1)
Principally due to permanent differences between book and taxable income relative to the structure of the Company.

13. Commitments and Contingencies

    Leases:  Duane Reade leases all of its store facilities under operating lease agreements expiring on various dates through the year 2024. In addition to minimum rentals, certain leases provide for annual increases based upon real estate tax increases, maintenance cost increases and inflation. Five stores have additional rent obligations calculated based upon sales in excess of specified amounts. Rent

F–18

expense for the fiscal years ended December 30, 2000, December 25, 1999 and December 26, 1998 was $69,685,000, $59,535,000 and $40,538,000, respectively.

    Minimum annual rentals under non-cancellable operating leases at December 30, 2000 (including obligations under new store leases entered into but not opened as of December 30, 2000) are as follows (in thousands):

2001	$74,045
2002	75,162
2003	73,724
2004	70,804
2005	70,371
2006 to 2010	299,495
2011 to 2015	167,788
2016 to 2020	30,356
2021 to 2024	2,016

Total	$863,761

    Litigation:  The Company is involved in routine legal matters incidental to its business. In the opinion of management, the ultimate resolution of such matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows. In addition, the Company is currently party to arbitration proceedings arising out of disputes over the purchase price with respect to the Rock Bottom acquisition. The Company believes that the ultimate outcome of these actions will not have a material adverse effect on the financial position, results of operations or cash flows of the Company.

    Management Agreements:  The Company has employment agreements with several of its executives providing, among other things, for employment terms of up to three years. Pursuant to the terms of such employment and related agreements, the Company may be obligated for certain compensation and benefits in the event of termination.

    Commitments:  The Company has established a Supplemental Executive Retirement Plan ("SERP") which presently covers only its Chairman and CEO ("the Chairman"). Such SERP provides for vesting over a twenty-year period. However, if the Chairman's employment is terminated without cause, as defined, or if the Chairman resigns with cause, as defined, such vesting becomes immediate, in which event the Company would be liable to the Chairman (in addition to amounts accrued in the financial statements) in the amount of approximately $790,000.

    The Company is subject to a loan agreement between the Company, certain of the DLJ Entities and an executive of the Company whereby the Company has an obligation to assume a $600,000 loan made to said executive, should certain of the DLJ Entities elect. At December 30, 2000, the DLJ Entities have not exercised such election (see Note 16 to Consolidated Financial Statements).

14. Benefit Plans

    On October 12, 1992, the Company adopted the 1992 Stock Option Plan of Duane Reade Holding Corp. (the "Plan"). Under the Plan, a committee designated by the Board of Directors to administer

F–19

the Plan (the "Committee") may grant, to executives and other key employees of the Company, nonqualified stock options to purchase up to an aggregate of 510,757 shares of common stock of the Company at an exercise price fixed by the Committee. The options are exercisable at such time or times as the Committee determines at or subsequent to grant. The term of the options set by the Committee shall not exceed 10 years. The plan has been frozen with respect to future grants.

    At December 30, 2000, there were outstanding nonqualified stock options to purchase up to an aggregate of 506,994 shares of common stock (including 364,530 options granted outside the Plan), all of which are vested.

    Changes in options outstanding (including options granted outside the Plan) during 2000, 1999 and 1998 are summarized as follows:

	Option price per share
	$0.58	$7.34- 12.77	$29.37	$40.86	Total Options
Options outstanding, December 27, 1997	485,403	95,336	27,234	27,234	635,207
Options exercised	(16,746)	(8,234)	—	—	(24,980)
Options cancelled	(1,099)	(1,099)	(9,333)	(9,333)	(20,864)

Options outstanding and exerciseable, December 26, 1998	467,558	86,003	17,901	17,901	589,363
Options exercised	(44,159)	(9,609)	(1,373)	—	(55,141)
Options cancelled	—	—	—	—	—

Options outstanding and exerciseable, December 25, 1999	423,399	76,394	16,528	17,901	534,222
Options exercised	(17,046)	(4,692)	—	—	(21,738)
Options cancelled	—	—	(2,745)	(2,745)	(5,490)

Options outstanding and exerciseable, December 30, 2000	406,353	71,702	13,783	15,156	506,994

Weighted average remaining life of outstanding options	5.3 years	6.1 years	3.2 years	3.2 years	5.3 years

F–20

    During 1997, the Company adopted an Equity Participation Plan, as amended, which provides 1,971,181 options for shares of common stock of the Company to be granted to employees, consultants and non-employee directors of the Company if the Company meets specific performance targets. At December 30, 2000, options for 1,957,587 shares have been granted (net of options for 69,678 shares that have been cancelled) to employees and certain non-employee directors. Under the plan, shares granted to employees vest 20% on each of the first through fifth anniversaries of the issue date, with some options subject to accelerated vesting if certain EBITDA targets are achieved.

    Changes in options outstanding under the Equity Participation Plan during 2000, 1999 and 1998 are summarized as follows:

	Option price per share
	$8.33	$16.50	$21.24- $29.38	$31.39- $39.24	Total Options
Options outstanding, December 27, 1997	1,019,284	—	—	—	1,019,284
Options granted	—	143,000	40,000	40,000	223,000
Options cancelled	(13,512)	—	—	—	(13,512)

Options outstanding, December 26, 1998	1,005,772	143,000	40,000	40,000	1,228,772
Options granted	—	—	596,981	4,000	600,981
Options exercised	(71,612)	(7,200)	(1,000)	—	(79,812)
Options cancelled	(6,081)	(6,400)	(6,577)	—	(19,058)

Options outstanding, December 25, 1999	928,079	129,400	629,404	44,000	1,730,883
Options granted	—	—	184,000	—	184,000
Options exercised	(43,473)	(14,502)	(1,200)	—	(59,175)
Options cancelled	—	(20,000)	(17,108)	—	(37,108)

Options outstanding, December 30, 2000	884,606	94,898	795,096	44,000	1,818,600

Weighted average remaining life of outstanding options	6.5 years	7.1 years	8.4 years	7.9 years	7.4 years
Options exercisable at December 26, 1998	609,000	—	10,000	—	619,000
Options exercisable at December 25, 1999	928,079	25,880	7,000	8,000	968,959
Options exercisable at December 30, 2000	884,606	37,959	129,884	16,800	1,069,249

    As permitted, the Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock-based compensation plans. Had compensation cost for the Company's stock-based compensation plan been determined based on the fair value at the grant dates for awards under the Plan, consistent with the alternative method of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," the pro forma decrease in the Company's net income for the 53 weeks ended December 30, 2000 would have been $2,875,000. The pro forma decrease in the Company's net income for the 52 weeks ended December 25, 1999 and pro forma increase in the Company's net loss for the 52 weeks ended December 26, 1998 would have been $2,470,000 and $420,000, respectively. The pro forma compensation expense for stock options has been estimated using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%, expected volatility of 50.0% in 2000, 50.0% in 1999 and 50.0% in 1998, risk free interest rates of 6.6% in 2000, 6.6% in 1999 and a range from 4.16% to 5.79% in 1998 and an expected term of 8 years. These pro forma disclosures may not be representative of the effects on reported net income

F–21

for future years since options vest over several years and options granted prior to fiscal 1995 are not considered.

    The Company maintains an employee savings plan pursuant to Section 401(k) (the "401(k) Plan") of the Internal Revenue Code ("IRC") which covers substantially all non-union employees. Eligible participating employees may contribute up to 10% of their pretax salaries, subject to certain IRC limitations. The 401(k) Plan, as amended, provides for employer matching contributions at the discretion of the Company (to a maximum of 1% of pretax salaries) and has a feature under which the Company may contribute additional discretionary amounts for all eligible employees. During the 53 weeks ended December 30, 2000 and the 52 weeks ended December 25, 1999, the Company funded $107,000 and $59,000 of employer matching contributions for the 1999 and 1998 plan years, respectively. At December 30, 2000, the Company had accrued $226,000 for the employer matching contribution related to the 2000 plan year.

    Duane Reade is under contract with local unions to contribute to multi-employer pension and welfare benefit plans for certain of its employees. For the fiscal years ended December 30, 2000, December 25, 1999 and December 26, 1998, contributions to such plans were $9,885,000, $10,159,000 and $8,658,000, respectively.

15. Extraordinary Charge

    During the 52 weeks ended December 26, 1998, as a result of the completion of the Refinancing Plan, the Company incurred a $23.6 million extraordinary charge due to the early extinguishment of debt. The extraordinary charge included redemption premiums on the Senior Notes and Zero Coupon Notes of approximately $11.5 million, accelerated amortization of deferred financing costs and other transaction expenses of approximately $8.1 million, and accelerated accretion of Zero Coupon Notes to the indenture stated value of approximately $4.0 million.

16. Related Party Transactions

    In 1992, the Company and the then principal stockholder of the Company (who has subsequently sold most of its shares, see Note 1) entered into a professional services agreement whereby consulting, advisory, financial and other services were provided at the Company's request, for a five year term. During the fiscal years ended December 30, 2000, December 25, 1999 and December 26, 1998, such fees aggregated approximately $0.2 million, $0.4 million and $1.0 million, respectively.

    On February 13, 1998, the Company entered into the Credit Agreement (see Note 8), for which DLJ Funding acted as the manager and syndication agent. In connection with the Credit Agreement, DLJ Funding received a customary funding fee of approximately $1.9 million. On September 11, 1998, the Credit Agreement was amended and restated for which DLJ Funding acted as the manager and syndication agent and for which DLJ Funding received a customary funding fee of approximately $1.8 million. On March 17, 1999 and again on December 16, 1999 the Credit Agreement was amended and restated for which DLJ Funding acted as the manager and syndication agent and for which DLJ received a customary funding fee of $0.7 million. On March 17, 2000 and again on October 31, 2000 the Credit Agreement was amended and restated for which DLJ Funding acted as the manager and syndication agent and for which DLJ received a customary funding fee of $1.5 million.

F–22

    DLJ (an affiliate of the DLJ Entities) acted as financial advisor to the Company in connection with the structuring of the Recapitalization and received customary fees for such services of approximately $3.5 million and reimbursement for reasonable out-of-pocket expenses, and affiliates of DLJ received standby commitment fees of approximately $1.2 million in connection with change of control offers for the Zero Coupon Notes and the 12% Senior Notes, which were required as a result of the Recapitalization. The Company agreed to indemnify DLJ in connection with its acting as financial advisor. In addition, as lead underwriter, DLJ received its pro rata portion of the underwriter's compensation for consummation of the Offering, which was approximately $4.3 million. DLJ also served as sole underwriter in connection with the Offering of the Company's Senior Notes and received an estimated $2.4 million of underwriting compensation payable in connection therewith. In addition, the DLJ Entities sold 1,091,658 additional shares of common stock in the Offering pursuant to the exercise by the underwriters of an over-allotment option, and the total net proceeds to such DLJ Entities were approximately $16.8 million.

    On November 9, 1998, upon unanimous approval of the Board of Directors of the Company, the Company extended a $2.0 million loan to the Company's Chief Executive Officer (the "CEO Loan"). For so long as the Credit Agreement is outstanding, the CEO Loan bears interest at the rate of interest paid by the Company on its revolving loans outstanding under the Credit Agreement. Thereafter, the CEO Loan will bear interest at LIBOR plus 300 basis points. The CEO Loan becomes due upon the earliest to occur of (i) the termination of the executive's employment with the Company, (ii) the termination of the executive's employment agreement with the Company, (iii) any sale by the executive of 15% or more of the Company's common stock held by the executive or (iv) November 9, 2003.

    The Company is subject to a loan agreement between the Company, certain of the DLJ Entities and the Company's Chief Executive Officer ("Executive") whereby the Company has an obligation to assume a $600,000 loan made to the Executive should certain of the DLJ Entities elect. At December 30, 2000, the DLJ Entities have not exercised such election. During 1999, as approved by the Board of Directors, the Company paid $200,000 of the original principal amount of $1,000,000 under the loan agreement to the DLJ entities, as well as $97,314 in interest. The Executive has entered into a separate promissory note dated June 7, 1999 with the Company for the amount of the total Company payment of $297,314. On December 30, 1999 the Company made an additional payment of $200,000 to the DLJ Entities on the remaining balance of $800,000 as well as $78,583 in interest. The Executive has entered into a separate promissory note dated December 30, 1999 with the Company for the amount of the total Company payment of $278,583. On January 10, 2001 the Company made an additional payment of $200,000 to the DLJ Entities on the remaining balance of $600,000 as well as $59,666 in interest. The Executive has entered into a separate promissory note dated January 10, 2001 with the Company for the amount of the total Company payment of $259,666. The terms of these promissory notes require the executive to repay the principal amount of the notes and all accrued interest in full on December 19, 2002. Interest accrues on these notes at the federal mid-term rate in effect within 30 days after the payment by the Company to the Executive of any incentive bonus. Under the Executive's employment contract, interest on these notes will be forgiven by the Company if certain EBITDA targets are achieved.

F–23

17. Income (Loss) Per Common Share

    The following table sets forth the computation of income (loss) per common share for the periods presented (in thousands, except per share amounts):

		For the 52 weeks ended
	53 weeks ended December 30, 2000	December 25, 1999	December 26, 1998
Income before extraordinary charge	$22,676	$40,691	$18,787
Extraordinary charge	—	—	(23,600)

Net income (loss)	$22,676	$40,691	$(4,813)

Weighted average number of common shares outstanding during the period-basic	17,718	17,119	16,198
Dilutive potential securities	706	852	1,310

Weighted average number of shares outstanding-diluted	18,424	17,971	17,508

Per common share-basic
Income before extraordinary charge	$1.28	$2.38	$1.16
Extraordinary charge	—	—	(1.46)

Net income (loss)	$1.28	$2.38	$(0.30)

Per common share-diluted
Income before extraordinary charge	$1.23	$2.26	$1.07
Extraordinary charge	—	—	(1.34)

Net income (loss)	$1.23	$2.26	$(0.27)

    Options to purchase 223,035 shares of common stock were not included in the computation of diluted earnings per share for the 53 weeks ended December 30, 2000 because the options' exercise prices were greater than the average market price of the Common Shares.

F–24

18. Selected Quarterly Information (Unaudited)

Quarter	December 30, 2000	December 25, 1999
	In thousands, except per share amounts
Sales
First	$226,276	$190,364
Second	243,549	208,675
Third	242,978	211,085
Fourth	287,265	229,647

Year	$1,000,068	$839,771

Gross profit
First	$54,647	$45,956
Second	60,430	52,219
Third	64,687	56,096
Fourth	74,587	63,990

Year	$254,351	$218,261

Net income
First	$1,926	$2,036
Second	4,973	5,067
Third	6,226	7,260
Fourth	9,551	26,328	(1)

Year	$22,676	$40,691

Net income per common share (basic)
First	$0.11	$0.12
Second	0.28	0.30
Third	0.35	0.42
Fourth	0.53	1.53
Year	1.28	2.38
Net income per common share (diluted)
First	$0.11	$0.11
Second	0.27	0.28
Third	0.34	0.39
Fourth	0.51	1.47
Year	1.23	2.26

(1)
Includes a tax benefit of $13.9 million due to the reversal of a $30.8 million deferred tax asset valuation reserve.

F–25

DUANE READE INC.

Consolidated Statements of Operations (Unaudited)

(In thousands, except per share amounts)

	For the 13 Weeks Ended
	March 31, 2001	March 25, 2000
Net sales	$271,738	$226,275
Cost of sales	206,969	171,629

Gross profit	64,769	54,646

Selling, general & administrative expenses	44,545	36,748
Depreciation & amortization	6,475	5,914
Store pre-opening expenses	495	305

	51,515	42,967

Operating income	13,254	11,679
Interest expense, net	8,664	8,238

Income before income taxes	4,590	3,441
Income taxes	1,969	1,515

Net income	$2,621	$1,926

Per Common Share - Basic
Net income	$0.14	$0.11

Weighted Average Common Shares Outstanding	18,315	17,404

Per Common Share - Diluted
Net income	$0.14	$0.11

Weighted Average Common Shares Outstanding	19,184	18,103

The accompanying notes are an integral part of these financial statements.

F–26

DUANE READE INC.

Consolidated Balance Sheets

(In thousands, except per share amounts)

	March 31, 2001	December 30, 2000
	(Unaudited)
ASSETS
Current Assets
Cash	$992	$979
Receivables	46,434	48,953
Inventories	190,801	172,568
Deferred income taxes	11,791	13,023
Prepaid expenses	6,099	8,770

TOTAL CURRENT ASSETS	256,117	244,293
Property and equipment, net	114,134	107,883
Goodwill, net of accumulated amortization of $32,123 and $31,020	152,348	152,951
Deferred income taxes	8,845	8,852
Other assets	59,211	56,951

TOTAL ASSETS	$590,655	$570,930

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable	$51,614	$47,575
Accrued interest	5,836	8,394
Other accrued expenses	20,626	19,830
Current portion of long-term debt	12,250	12,325
Current portion of capital lease obligations	1,311	1,703

TOTAL CURRENT LIABILITIES	91,637	89,827
Long-term debt, less current portion	343,350	337,913
Capital lease obligations, less current portion	957	1,060
Other noncurrent liabilities	32,598	27,633

TOTAL LIABILITIES	468,542	456,433

Stockholders' equity
Preferred stock, $0.01 par; authorized 5,000,000 shares; issued and outstanding: none	—	—
Common stock, $0.01 par; authorized 75,000,000 shares; issued and outstanding 18,478,684 and 18,232,339 shares	185	182
Paid-in capital	161,260	154,536
Accumulated other comprehensive income	(1,731)	—
Accumulated deficit	(37,601)	(40,221)

TOTAL STOCKHOLDERS' EQUITY	122,113	114,497

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$590,655	$570,930

The accompanying notes are an integral part of these financial statements.

F–27

DUANE READE INC.

Consolidated Statements of Cash Flows (Unaudited)

(In thousands)

	For the 13 Weeks Ended
	March 31, 2001	March 25, 2000
Cash flows from operating activities:
Net income	$2,621	$1,926
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization of property and equipment	3,700	3,372
Amortization of goodwill and other intangibles	3,261	2,940
Deferred tax provision	1,968	1,015
Other	1,390	1,250
Changes in operating assets and liabilities (net of the effect of acquisitions):
Receivables	2,414	751
Inventories	(17,533)	178
Accounts payable	4,039	(9,277)
Prepaid and accrued expenses	2,031	(5,141)
Other assets and liabilities, net	(239)	(666)

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	3,652	(3,652)

Cash flows from investing activities:
Capital expenditures	(9,063)	(5,788)
Lease acquisition and other costs	(409)	(220)

NET CASH USED IN INVESTING ACTIVITIES	(9,472)	(6,008)

Cash flows from financing activities:
Net borrowings (repayments) - term loans	(3,138)	7,537
Net borrowings - revolving credit facility	8,500	3,500
Exercise of stock options	966	327
Financing costs	-	(1,139)
Repayments of capital lease obligations	(495)	(462)

NET CASH PROVIDED BY FINANCING ACTIVITIES	5,833	9,763

Net increase in cash	13	103
Cash at beginning of period	979	1,013

Cash at end of period	$992	$1,116

The accompanying notes are an integral part of these financial statements.

F–28

DUANE READE INC.

Notes to Unaudited Consolidated Financial Statements (Continued)

1. Basis of Presentation

    The Unaudited Consolidated Financial Statements included herein reflect all adjustments (consisting of normal recurring items) which, in the opinion of management, are necessary to present fairly the results of operations and financial position of Duane Reade Inc. (the "Company"), and have been prepared, in all material respects, in accordance with the same accounting principles followed in the preparation of the Company's annual financial statements for the year ended December 30, 2000. These financial statements should be read in conjunction with the Company's financial statements included in its Annual Report on Form 10-K for the year ended December 30, 2000. The Unaudited Consolidated Financial Statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated. Certain prior year amounts have been reclassified to conform to the current year presentation. The results for the interim periods presented are not necessarily indicative of the results expected for the full year.

    The Company has no assets or operations other than its investment in its subsidiary guarantors. Accordingly, the Unaudited Consolidated Financial Statements present the combined assets and operations of the subsidiary guarantors.

2. Net Income Per Common Share

    Net income per common share is based on the weighted average shares outstanding during each period in accordance with the provisions of FASB Statement No. 128 "Earnings Per Share." Basic earnings per share is computed based on the weighted average number of common shares outstanding during the period. Diluted earnings per share gives effect to all dilutive potential common shares outstanding during the period. Dilutive potential common shares include shares issuable upon exercise of the Company's stock options. Options to purchase 55,156 shares at March 31, 2001 and 694,934 shares at March 25, 2000 were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares.

3. Income Taxes

    Income taxes are recorded based on the estimated effective tax rate expected to be applicable for the full fiscal year. The effective tax rate is greater than the statutory rate, principally reflecting the impact of non-deductible goodwill.

4. Acquisitions

    During the first quarter of 2001, the Company acquired certain assets of five separate independently owned pharmacy establishments. The total cost of these acquisitions was $5.7 million, paid for by the issuance of common stock and was allocated as follows: customer lists ($2.1 million), lease acquisition costs ($1.3 million), property and equipment ($0.9 million), inventory ($0.7 million), goodwill ($0.5 million) and other assets ($0.3 million) net of accruals for expenses and liabilities assumed ($0.1 million). The operations of the acquired stores have been included in the consolidated financial statements from the dates of the acquisitions. The pro forma impact of these acquisitions was not material to sales or results of operations of the Company for the period ended March 31, 2001.

F–29

5. Income Per Common Share

    The following table sets forth the computation of income per common share for the periods presented (in thousands, except per share amounts):

	For the 13 Weeks Ended
	March 31, 2001	March 25, 2000
Net Income	$2,621	$1,926
Weighted average number of common shares outstanding during the period—basic	18,315	17,404
Potential dilutive shares	869	699

Weighted average number of shares outstanding—diluted	19,184	18,103

Per common share—basic
Net Income	$0.14	$0.11

Per common share—diluted
Net Income	$0.14	$0.11

6. Newly Implemented Accounting Policies

    Financial Accounting Standards Board Pronouncement No. 133 (FAS 133), "Accounting for Derivative Instruments and Hedging Activities," requires companies to disclose the nature and substance of derivative instrument transactions in which they may engage and to record in their financial statements the fair value of assets and liabilities and the gain or loss in comprehensive income which arises from these transactions. At March 31, 2001, the Company has reflected a tax affected loss on the swap transaction of $1.7 million in the "Accumulated other comprehensive income" component of Shareholders' Equity.

    The Company maintains an interest rate risk management strategy that allows for the use of derivative instruments to minimize significant, unanticipated earnings fluctuations caused by interest rate volatility. The Company's specific goals are (1) to manage interest rate sensitivity by modifying the maturity characteristics of certain of its debt instruments and (2) to lower (where possible) the cost of borrowed funds. Interest rate fluctuations create an unrealized appreciation or depreciation in the market value of the Company's fixed rate debt when compared to cost. The effect of this unrealized appreciation or depreciation in market value, however, will generally be offset by income or loss on derivative instruments that are linked to the debt. The Company uses interest rate swaps to convert a portion of its variable rate debt to fixed rates. The resulting cost of funds is lower than it would have been had fixed rate borrowings been issued directly. The level of fixed rate debt, after the effects of the interest rate swaps have been considered, is maintained between 50 and 75 percent of term debt.

    The 1998 refinancing of the Company's debt resulted in a heavily leveraged entity, whose primary source of capital is composed of a mixture of floating rate term and revolving credit financing. The interest rates associated with these borrowings are based on prevailing LIBOR rates plus an applicable margin as defined in the Company's credit agreement. At March 31, 2001, the Company had a total of $275,600 of outstanding floating rate debt, composed of $254,600 of term loans and $21,000 of revolving credit borrowings.

F–30

    Due to the volatile nature of short-term interest rates, the credit agreement allows for some latitude with respect to the Company's ability to engage in transactions aimed at minimizing a portion of the risk associated with the fluctuation in short-term interest rates. In November 1998, the Company entered into an interest rate protection agreement which capped the LIBOR rate on $65.0 million of floating rate term debt at 6.50%. Following the expiration of this agreement in November 2000, the Company purchased a two-year interest rate swap agreement with a notional amount of $150.0 million of floating rate term loan borrowings. This swap agreement, which became effective on January 12, 2001, effectively served to convert this floating rate component of the Company's debt structure to a fixed rate of 5.8075% plus the applicable margins as defined in the Company's credit agreement. It is likely that the Company may continue to engage in transactions involving swaps, hedges and other types of derivative instruments in a continuing effort to moderate and minimize the effects of upward changes in short-term interest rates.

F–31

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

    Set forth below is a table of the registration fee for the Securities and Exchange Commission, the filing fee for the National Association of Securities Dealers, Inc., the supplemental listing fee for the New York Stock Exchange and estimates of all other expenses to be incurred in connection with the issuance and distribution of the securities described in the Registration Statement, other than underwriting discounts and commissions:

SEC registration fee	$65,668
NASD filing fee	26,767
NYSE supplemental listing fee	14,000
Printing and engraving expenses	129,500
Legal fees and expenses	325,000
Accounting fees and expenses	115,000
Transfer agent and registrar fees	2,500
Miscellaneous	50,000

Total	$728,435

Item 15. Indemnification of Directors and Officers

    We are a Delaware corporation. Reference is made to Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL"), which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payments of dividends of unlawful stock purchase or redemptions), or (iv) for any transaction from which a director derived an improper personal benefit.

    Reference is also made to Section 145 of the DGCL, which provides that a corporation may indemnify any person, including an officer or director, who is, or is threatened to be made, party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the corporation's best interest and, for criminal proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify any officer or director in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses that such officer or director actually and reasonably incurred.

    Article V of our amended and restated bylaws (filed as Exhibit 3.1(ii) to Duane Reade's registration statement on Form S-1, as amended (SEC File No. 333-41239), originally filed on

II–1

November 28, 1997) provides for indemnification of the officers and directors to the full extent permitted by applicable law.

    The underwriting agreement (Exhibit 1.1) provides for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities arising under the Securities Act, or otherwise.

Item 16. Exhibits and Financial Statement Schedule

  (a)
  Exhibits

Exhibit No.	Description of Exhibit
1.1*	Form of Underwriting Agreement.
3.1*	Certificate of Amendment of Amended and Restated Certificate of Incorporation.
4.1	Specimen stock certificate (incorporated by reference to Exhibit 4.1 to Duane Reade's registration statement on Form S-1, as amended (SEC File No. 333-41239), originally filed on November 28, 1997).
5.1**	Opinion of Latham & Watkins.
10.1*	Second Amendment to Employment Agreement, dated as of May 21, 2001, by and among Duane Reade, Credit Suisse First Boston Ltd. and Anthony Cuti.
23.1**	Consent of Latham & Watkins (included in Exhibit 5.1).
23.2*	Consent of independent auditors.
24.1**	Power of attorney.

*
Filed herewith.
**
Previously filed.

(b)
Financial Statement Schedules

    Schedules are omitted because they are not applicable or because the required information is contained in the financial statements or notes thereto included in this Registration Statement.

Item 17. Undertakings

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issues.

II–2

    The undersigned Registrant hereby undertakes that:

(1)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II–3

SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on May 22, 2001.

DUANE READE INC.
By:	/s/ JOHN K. HENRY John K. Henry Chief Financial Officer

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on this 22nd day of May, 2000.

Signature	Title	Date

* Anthony J. Cuti	Chairman of the Board of Directors, President and Chief Executive Officer	May 22, 2001
/s/ JOHN K. HENRY John K. Henry	Senior Vice President and Chief Financial Officer (chief accounting and financial officer)	May 22, 2001
* Nicole S. Arnaboldi	Director	May 22, 2001
* David L. Jaffe	Director	May 22, 2001
* David W. Johnson	Director	May 22, 2001
* Carl M. Pradelli	Director	May 22, 2001
* Kevin Roberg	Director	May 22, 2001

II–4

* William Simon	Director	May 22, 2001
*By:	/s/ JOHN K. HENRY John K. Henry Attorney-in-Fact

II–5

QuickLinks

TABLE OF CONTENTS
FORWARD-LOOKING STATEMENTS
INDUSTRY AND MARKET DATA
PROSPECTUS SUMMARY
Duane Reade Inc.
Our Principal Executive Offices
The Offering
Summary Consolidated Financial and Other Data
RISK FACTORS
USE OF PROCEEDS
COMMON STOCK PRICE RANGES AND DIVIDENDS
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
PRINCIPAL AND SELLING STOCKHOLDERS
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
DESCRIPTION OF CAPITAL STOCK
CERTAIN U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS
UNDERWRITING
NOTICE TO CANADIAN RESIDENTS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF DOCUMENTS BY REFERENCE
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT ACCOUNTANTS
Consolidated Statements of Operations
Consolidated Balance Sheets
Consolidated Statements of Cash Flows
Consolidated Statements of Stockholders Equity (Deficiency)
Notes to Consolidated Financial Statements
Consolidated Statements of Operations (Unaudited)
Consolidated Balance Sheets
Consolidated Statements of Cash Flows (Unaudited)
PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS
SIGNATURES